

March 24, 2015

Dear Owners:

We made significant progress as a company in 2014 and are gratified to report both positive GAAP and operating earnings for the full year as well as growth in adjusted book value. Our key strategic objective in 2014 was to establish National Public Finance Guarantee as an active, profitable and growing participant in the new-issue municipal bond market, and we took important steps toward meeting this goal during the year. Complementing that objective, we continued to simplify our capital, operating and reporting structures to make the tracking of shareholder value creation more visible. Going forward, we will continue our efforts to restore MBIA to a more traditional insurance model whose stock is driven by book value, revenues, expenses and margins, rather than policy commutations, litigation outcomes and balance sheet realignments as it has been of late.

National

While National has been very profitable since it was established in 2009, the cloud of litigation that overshadowed MBIA left National on the sidelines of the new issue market. In the first half of 2014, we worked with the rating agencies to achieve financial strength ratings that reflect National's strong insured portfolio and capital base. While we were able to secure ratings in the "AA" range from Standard and Poor's and the Kroll Bond Rating Agency, our S&P rating ended up one notch lower than the other bond insurers active in the market. (Moody's negative view of the industry has made it virtually impossible for a monoline insurer to achieve a rating above "A," so it's no coincidence that the two most recently formed monolines do not even carry Moody's ratings.)

As might have been expected, despite National's insured portfolio comprising over $200 billion of par outstanding and covering over 5,600 issuers, the company's 6-year absence from the new issue market made it a virtually unknown entity to thousands of underwriters, financial advisers and municipal officials around the country. In hindsight, we probably should have moved more quickly to add senior marketing staff to National to supplement the existing underwriting, portfolio monitoring and remediation teams. We have corrected this with the addition of industry veteran Tom Weyl in January 2015, who will hire another half dozen seasoned marketing and underwriting professionals during the course of the year. Although we have a clear objective to write a meaningful amount of new business going forward, we have no intention of sacrificing either credit underwriting quality or reasonable returns on committed capital. The extraordinarily low interest rate environment remains our biggest near-term obstacle as it has reduced demand for bond insurance, but we expect to build new business momentum throughout the coming year.

National's insured portfolio credit quality improved in 2014 with the conclusion of many successful remediations, underscored by a difficult, but acceptable, outcome in Detroit. While these results demonstrated the benefits of bond insurance, not the least of which was *the continued payment of all interest and principal during the course of and post debt restructuring*, it also highlighted the ongoing risk associated with the paucity of clear legal precedent in municipal bankruptcies. As we enter 2015, all eyes are on Puerto Rico where the size and visibility of the Commonwealth's debt has drawn interest from all corners of the municipal market. While the ultimate outcome is uncertain, we are pleased with the concrete proposals put forth by local government officials to tackle the Commonwealth's revenues, expenses and debt load. Though economic growth is required in the longer term, in the short- to medium-term, progress will depend upon the degree of political willingness to move forward with tough reforms that will modify Puerto Rico's existing tax system and address the operating and financial challenges of many of its government entities.

As a result of the improved credit quality of its insured portfolio, combined with exposure runoff, National's capital adequacy increased significantly in 2014. Specifically, National entered 2014 with capital that was almost a half billion dollars in excess of the amount required by S&P to support a "AAA" rating. At the end of the year, National's excess capital had increased to a level that we estimate to be over $1 billion. While capital alone will not necessarily put our S&P rating on an equal footing with those of our competitors, National's strong capitalization does position it to better handle any existing (including Puerto Rico) or emerging credit issues while writing a significant amount of new business and continuing to return capital to the holding company via dividends. As the outcome in Puerto Rico becomes clearer, we will consider whether capital can be returned even more quickly.

Holding Company

Throughout 2014, we worked very hard to simplify our operating and capital structures and to reduce expenses across the entire company. These efforts have paid off and the results can now be seen in our insurance subsidiaries and at the holding company. We closed the last of our conduit facilities, sold our asset management subsidiary, Cutwater Asset Management, lowered our headquarters real estate expense by 60% by moving to a new and much smaller location, and significantly reduced headcount (except in National where staff is expanding as I noted earlier).

In addition to reducing headcount, we reduced go-forward compensation for the entire senior management team and many employees throughout the organization. When I returned to MBIA in 2008, we put a number of special compensation programs in place to retain and motivate the people we needed to tackle a host of enormous challenges resulting from the credit market meltdown. Having successfully come through that period, and having rewarded these employees for their accomplishments, we stepped back in 2014 and aligned our compensation with where we were as a company. As you can see from the details in our proxy materials, compensation for the 2014 performance year and the programs in place for 2015 have been reduced to reflect our smaller size and reduced complexity.

In November 2014, our Board approved a new $200 million share repurchase program. Given our current strong liquidity position at the holding company ($498 million at year end 2014 plus the subsequent release of $228 million from the tax escrow account), we continue to use available cash flows not only to meet ongoing debt service requirements for our guaranteed investment contract, Global Funding medium term note program and corporate debt obligations, but also to repurchase or to prepay some of these obligations in keeping with our objective to achieve a holding company leverage ratio that is consistent with mid-investment grade ratings by 2018. Additional share repurchase programs and faster debt pay down will be dependent on whether National, subject to regulatory approval, is in a position to pay special dividends.

MBIA Insurance Corporation

At the end of 2014, we changed our non-GAAP reporting measures to operating income and a redefined adjusted book value to exclude the ongoing effects of MBIA Corp. These changes were made as an acknowledgement that the high interest rate on MBIA Corp.'s outstanding Surplus Notes and its sizeable negative earned surplus position make it very unlikely there will be any material cash flows from MBIA Corp. to the holding company for the benefit of shareholders. Given the market's current perceived valuation of the Surplus Notes, we do not foresee any transaction to retire them. That said, we remain fully engaged in managing the affairs of MBIA Corp. to meet all of its obligations and to maximize the margin of safety for policyholders and the ultimate recovery value for the holders of the subordinated Surplus Notes.

On a positive note, we reduced outstanding debt guarantees from over $80 billion at the beginning of 2014 to $55 billion at year end, continuing our efforts to deleverage from peak outstandings of $300 billion at the onset of the financial crisis. We have eliminated the majority of our highly volatile structured finance exposures, but may still experience some volatility from a few key areas. As has been widely reported, MBIA Corp. has significant exposure to two high-yield CLOs that are now the subject of restructuring discussions. MBIA Corp. also remains exposed to potential volatility associated with litigation against Credit Suisse as well as "excess spread" recoverables in our insured first- and second-lien mortgage exposures. MBIA Corp.'s liquidity and capital positions remained stable during the course of 2014, but we still do not see a scenario in which Surplus Note interest payments resume in the near future.

We will continue to report on the financial results of MBIA Corp. each quarter, but we will focus on the statutory financials as they are the most relevant for determining the margin of safety for policyholders and the timing and amount of future payments to surplus note holders.

Closing Thoughts

Our primary goals of reestablishing stability and resuming normal insurance operations were accomplished in 2014. While we have yet to record significant new business writings at National, we are well positioned to grow book value and adjusted book value in 2015 and beyond. I expect the key drivers of our share price in the near term will include a meaningful amount of new business and the resolution of Puerto Rico's fiscal crisis.

Although it is a rather straightforward exercise to shrink an insurance company's balance sheet, it is much more difficult to reduce its operating expense structure commensurate with the smaller footprint. We have reduced our ongoing compensation expenses by approximately 47% over the past 2 years (excluding Cutwater) and have targeted another 20% or so in the next 3 years as our operations continue to be simplified. The management team has embraced this challenge, and has also begun to work with the Board to identify new business opportunities to complement the expected growth at National.

Turning to our Board, I would like to thank our Chairman, Dan Kearney, for his many years of service to MBIA. Dan, who will be stepping down from the Board in May, joined us in 1992, has been a member of every committee at one point or another and has served as Board Chairman over the past five years. It goes without saying that we have asked a lot of Dan and have been amply rewarded with his time and wisdom, particularly over the past several years. I value him as a friend and counselor and will personally miss his presence in the Board Room. Similarly, I would be remiss if I did not thank our employees for their continued efforts on your behalf. Their dedication and enthusiasm is evident in everything they do.

With the Transformation of your company, which we began in 2008, now essentially complete, I am enthusiastically looking forward to restoring MBIA to a leadership position in our industry and delivering growth for you, our shareholders.

Thank you for your continued support.

Sincerely,

Jay Brown

Jay Brown
CEO



Equity Research
January 27, 2015

Mark Palmer
(212) 588-6582
mpalmer@btig.com
Giuliano Bologna
(212) 588-6583
gbologna@btig.com

MBI	**$8.63**
12 month target	$12.00
Upside	39.0%

BUY

52 week range	$8.55 - $15.08
Market Cap (m)	$1,626.10

Price Performance


MBI
SPX
14.81
13.03
11.25
9.47
7.70
($)
J-14
F-14
M-14
A-14
M-14
J-14
J-14
A-14
S-14
O-14
N-14
D-14
J-15

Source: IDC

Financials

MBIA (Buy)

Weakness in MBI Shares Due to PREPA Exposure, Maybe … But Weakness Due to Zohar Makes No Sense

Shares in Buy-rated MBIA (MBI) have slumped by 11% thus far this year, significantly underperforming its publicly traded bond insurance peers, Buy-rated Assured Guaranty (AGO) and Neutral-rated Ambac Financial Group (AMBC). While AGO is down just over 2% since the start of the year, shares in AMBC have appreciated by almost 7%. Moreover, credit default swaps referencing both MBI's holding company debt as well as that of MBIA Insurance Corp., its structured product insurance unit, have widened out recently.

- So why is MBI lagging? The immediate answer may be MBI's insured exposure to Puerto Rico's debt, and in particular to that of Puerto Rico Electric Power Authority (PREPA). While the company had $1.114bn gross insured exposure to Puerto Rico's general obligation debt as of September 30, it had $1.423bn in gross insured exposure to PREPA's debt as of that date. In contrast, AGO had just over $1bn of gross par exposure to PREPA's debt as of September 30 – $772mm on a net basis, accounting for reinsurance – and AMBC had no exposure to the debt of the electric utility.
- PREPA is currently in the midst of a restructuring, and its bonds are trading at around 50 cents on the dollar, so as the point approaches at which MBI's losses on the utility's debt would be crystallized, weakness in its shares would make some sense from a headline-risk standpoint.
- However, we believe that it may be premature to assign losses associated with PREPA to the bond insurers, especially given the potential for the financing on PREPA's construction costs to be provided by private sources, which would remove a significant item – perhaps $2bn or more – from recovery analyses on the utility's debt.
- **Valuation:** MBI trades at 0.31x the company's adjusted book value of $27.39 as of September 30.

Estimates

	1Q13 A	2Q13 A	3Q13 A	4Q13 A	FY13 A	1Q14 A	2Q14 A	3Q14 A	4Q14 E	FY14 E	FY15 E
Net Income (Adj.)	164	(178)	132	143	261	256	120	173	21	570	145
Diluted EPS (Adj.)	0.84	(0.92)	0.67	0.68	1.35	1.32	0.45	0.80	0.11	3.02	0.77
Operating Income	164	(178)	132	143	261	256	120	173	21	570	145

Source: BTIG Research Estimates and Company Documents ($ in millions, except per share amount)
Source: Company Rearch Estimates and Company Estimates

Please Read: Important disclosures and analyst's certification appear in Appendix



And while we certainly acknowledge the likelihood that MBI and AGO will take a haircut on their insured exposures to PREPA's debt, we also believe the market has yet to account for the kinds of creative solutions that the bond insurers have implemented elsewhere to limit realized losses. The list of situations involving distressed municipalities in which investors initially ascribed steep losses to bond insurers only to later find that the outcome was much more benign than anticipated is a long one that includes Stockton, Detroit, Harrisburg, Pennsylvania and Jefferson County, Alabama, among others.

Another issue that may be weighing on MBI shares is persistently low interest rates, as the value proposition associated with bond insurance is significantly muted when rates are as low as they have been. A 10-year Treasury yield of 1.80% is far from optimal for any bond insurer, and it has likely dampened the enthusiasm of investors looking at MBI as a play on rising interest rates.

However, one factor that we believe should not be contributing to MBI share price weakness is Zohar, the CLO structure backed primarily by a portfolio of senior secured loans from small- and medium-sized companies to which MBI has just over $1bn in insured exposure through MBIA Insurance Corp. Zohar got some attention last August when Radian Group (RDN –Not Rated) Chief Risk Officer Derek Brummer's disclosed that RDN had bought $100mm in credit protection on MBIA Insurance Corp. due to concerns about the potential impact of a default at the unit given its position as the second insurer on a Zohar CLO.

MBI has approximately $158mm in insured exposure to notes issued by Zohar 2003-1, which is slated to mature on November 1, 2015. It also has $866mm in exposure to Zohar II 2005-1, which has a maturity date of November 1, 2017.

MBI management told us that RDN was not part of its original insurance coverage and structuring of the Zohar CLO credits. It noted that based on RDN's comments and disclosure, the mortgage insurer apparently was approached by one or more holders of Zohar notes to provide a secondary insurance wrap over MBIA Insurance Corp.'s coverage. If that was indeed the case, MBI stated, then RDN would only have access to the information that is being provided to noteholders.

During BTIG's 2nd Annual Bond Insurance Panel and Investor Meetings in November, MBI management was peppered with investors with questions about Zohar, and in particular about the fact that the company has yet to establish a reserve for its exposure to the CLOs. We believe this lack of an established reserve, as well as the fact that Zohar 2003-1's maturity date is within the current year, may be a factor in the underperformance of MBI shares thus far in 2015.

However, we believe the Zohar issue should be put in perspective as far as MBI's equity is concerned. As we stated, the Zohar exposures are housed within MBIA Insurance Corp. to which we have ascribed zero value toward our $12 price target despite the fact that it has $8.45 in adjusted book value as of September 30 in MBI's books. Importantly, in an adverse scenario in which severe Zohar-related losses were to trigger a liquidity crisis at the structured product insurance unit that resulted in its seizure by the New York State Department of Financial Services (NYSDFS), the lack of any cross default with MBI's holding company debt would result in no impact on the rest of the company or on our valuation.

Some observers, including the analysts at Moody's Investor Services, have conjectured that MBI might try to put in place an intercompany loan from National Public Finance Guarantee Corp., its municipal bond insurance unit and the source of virtually all of the company's equity value, akin to the one put in place when MBIA Insurance Corp. needed liquidity to sustain it during its legal battles with Bank of America (BAC – Not Rated) and other counterparties. However, National CEO Bill Fallon during those BTIG-sponsored meetings with investors in November pointed out that the unit he heads had received a clear benefit from the previous intercompany loan insofar as the resolution of MBIA Insurance Corp.'s legal issues would hasten the relaunch of National.

In a Zohar-driven crisis at MBIA Insurance Corp., no such benefit to National would exist, Fallon explained. As such, we believe the potential for such a loan, and the possibility of allowing value to escape from National to facilitate it, is extremely low. Consequently, we believe that insofar as MBI shares' weakness has been driven by Zohar-related concerns, that poor performance has been unwarranted.

Appendix

Analyst Certification

I, Mark Palmer, hereby certify that the views about the companies and securities discussed in this report are accurately expressed and that I have not received and will not receive direct or indirect compensation in exchange for expressing specific recommendations or views in this report.

I, Giuliano Bologna, hereby certify that the views about the companies and securities discussed in this report are accurately expressed and that I have not received and will not receive direct or indirect compensation in exchange for expressing specific recommendations or views in this report.

Regulatory Disclosures

Analyst Stock Ratings Definitions

BTIG LLC's ("BTIG") ratings, effective May 10, 2010, are defined as follows:

BUY – A stock that is expected at initiation to produce a positive total return of 15% or greater over the 12 months following the initial recommendation. The BUY rating may be maintained following initiation as long as it is deemed appropriate, notwithstanding price fluctuations that would cause the target to fall outside of the 15% return.

SELL – A stock that is expected at initiation to produce a negative total return of 15% or greater over the next 12 months following the initial recommendation. The SELL rating may be maintained following initiation as long as it is deemed appropriate, notwithstanding price fluctuations that would cause the target to fall outside of the 15% return.

NEUTRAL – A stock that is not expected to appreciate or depreciate meaningfully over the next 12 months.

NOT RATED – A stock that is not rated but that is covered by BTIG.

Distribution of Ratings and Investment Banking Clients

BTIG must disclose in each research report the percentage of all securities rated by the member to which the member would assign a "buy", "neutral" or "sell" rating. The said ratings are updated on a quarterly basis. BTIG must also disclose the percentage of subject companies within each of these three categories for whom the member has provided investment banking services within the previous twelve months. Below is the distribution of BTIG's research recommendations.

BUY: 55% NEUTRAL: 40% SELL: 5%

Stocks in coverage as of the end of the most recent calendar quarter (December 31, 2014): 127



The percentage of Investment banking services is calculated as of December 31, 2014. Distribution of investment Banking Relationships: BUY: 100% NEUTRAL: 0% SELL: 0% after the ratings distribution.

For purposes of FINRA ratings distribution rules, BTIG's stock ratings of Buy, Neutral and Sell fall into Buy, Hold and Sell categories, respectively.

Company-Specific Regulatory Disclosures

Valuation

Our $12 price target for MBIA is based on 0.65x the adjusted book values (ABVs) as of September 30 of National Public Finance Guarantee Corp. ($24.49) plus the Advisory Services segment ($0.10) net of the ABVs of its Corporate segment (-$2.65) and its Wind-down Operations (-$3.04).

Risks

The primary risks to our recommendation include potential deterioration related to structured-product insurance exposures and municipal-bond insurance exposures


MBIA, Inc. (MBI)
($)
16
15
14
12
11
10
9
7
6
N
B
Dec-11
Mar-12
Jun-12
Sep-12
Dec-12
Mar-13
Jun-13
Sep-13
Dec-13
Mar-14
Jun-14
Sep-14
Dec-14

Note: Closing Price and Target Price have been adjusted for corporate actions.

Date	Closing Price ($)	Target Price ($)	Analyst	Rating
30-Jun-14	11.04		Mark Palmer	NEUTRAL
15-Aug-14	10.49	12	Mark Palmer	BUY

Other Disclosures

Additional Information Available Upon Request

BTIG LLC expects to receive or intends to seek compensation for investment banking services in the next 3 months from the following:

MBIA, Inc. (MBI)

BTIG LLC has received compensation for investment banking services in the past 12 months from the following:

MBIA, Inc. (MBI)

BTIG LLC had an investment banking services client relationship during the past 12 months with the following:

MBIA, Inc. (MBI)

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Harry Fong, Managing Director
(203) 355-3441 hfong@mkmpartners.com

Darren Marcus, CFA, Vice President
(203) 355-3451 dmarcus@mkmpartners.com

Earnings Preview

February 23, 2015

Financials: Financial Guaranty

Financial Guarantors Set to Report 4Q Results Beginning This Week

Assured Guaranty Ltd.		
AGO, Buy		
Price		$26.39
12-Mo Price Target		$35.00
FY End Dec	**2014E**	**2015E**
Operating Income/ Share Diluted	2.90E	2.40E
Adjusted Book Value	53.28E	54.61E

MBIA, Inc.		
MBI, Buy		
Price		$8.59
12-Mo Price Target		$20.00
FY End Dec	**2014E**	**2015E**
Pretax Adjusted Income Diluted	0.15E	0.25E
Adjusted Book Value	27.81E	27.20E

Ambac Financial Group, Inc.		
AMBC, Neutral		
Price		$25.42
12-Mo Price Target		$25.00
FY End Dec	**2014E**	**2015E**
EPS (FD) Diluted	$4.75E	$3.00E
Adjusted Book Value	(0.86)E	2.60E

The financial guaranty companies will begin reporting fourth quarter earnings toward the end of this week and conclude early next week.

While we expect investors will want to hear more on Puerto Rico, there is not much that the financial guarantors can say yet. The recent court decision to void the restructuring law gives investors and financial guarantors a little more negotiating leverage, but not much else has changed over the past three months.

Assured Guaranty remains our favorite name in this segment. Investors will be looking for:

- **A potential positive earnings surprise due to its R&W settlement with Credit Suisse** (CS, NR, $25.18)**.**
- Any additional color on the Radian Asset Assurance (RDN, NR, $15.81) deal.
- Share repurchase activity — will the company add to its authorization?

MBIA continues to trade at a depressed valuation. Investors will be looking for:

- National Public Finance new business activity.
    - In 4Q14, National wrote its first policy in a competitive bid environment since 2008.
- More detail on how the company plans to realize shareholder value.
- While the fortunes of MBIA Insurance Corp have no bearing on National or the holding company, investors will still hope to hear more on the runoff, including Zohar.

Ambac — Investors will be looking for:

- **This is the first time new interim CEO Nader Tavakoli will address investors in a group setting.**
- We hope to hear more detail on its plans to realize shareholder value.

Headquarters: 300 First Stamford Place, 4th Floor East, Stamford, CT 06902
Member FINRA and SIPC. Additional Information on all of our research calls is available upon request.
See pages 13-15 for analyst certification and important disclosures.

The financial guaranty companies will begin reporting fourth quarter earnings later this week and conclude early next week. Assured Guaranty remains our favorite name in this space given its excess capital position and share repurchase program. We also continue to recommend MBIA and believe its depressed share price offers investors a compelling entry point. Finally, we remain Neutral rated on Ambac but look forward to hearing more from its new interim-CEO, Nader Tavakoli, as he addresses investors in the company's upcoming conference call for the first time as CEO.

Management at all three companies will undoubtedly be pressed to discuss the striking down of Puerto Rico's restructuring law. The intent of this law was to allow Puerto Rico's public companies the opportunity to stand on their own merits and restructure their obligations, if necessary. While none of the public corporations have to this point utilized the law, it was still viewed with red flags by creditors. Following the Court ruling, both S&P and Moody's have downgraded Puerto Rico's GO debt deeper in the junk category.

Assured Guaranty. Assured Guaranty will report 4Q EPS after the market closes on February 25 with a conference call the following morning at 8:00 AM Eastern. We expect earnings of $0.58 per share but believe there is upside potential due to the company's fourth quarter rep and warranty (R&W) settlement with Credit Suisse. Historically, AGO has established R&W recoveries conservatively.

Assured Guaranty had a busy fourth quarter. On December 23, it announced it had reached an agreement with private mortgage insurer Radian to acquire its financial guaranty subsidiary, Radian Asset Assurance for $810 million. Radian Asset will be merged with Assured Guaranty Corp (AGC). The practical implication of this acquisition is it will enhance the dividend paying ability of AGC by about $45 million annually to $115 million from about $70 million.

The deal benefits Assured Guaranty as it acquires a $19.4 billion portfolio with $1.3 billion in statutory surplus at a nice discount. In fact, the company expects that after the transaction is completed, AGC's statutory capital position will grow by $425 million to $475 million. The deal is expected to be immediately accretive to Assured's earnings per share, operating shareholders' equity and adjusted book value.

Separately, Assured reached a settlement in the fourth quarter with Credit Suisse over failed mortgage-backed securitizations. This November 25 settlement essentially marks an end to R&W recoveries for the company. As of September 30, 2014, Assured had $284 million in R&W recoverables on its balance sheet that were not subject to an agreement with one of the company's counterparties. Credit Suisse likely accounted for much of this recoverable. We suspect the company will report a gain following its settlement with Credit Suisse, but estimating the amount is nearly impossible.

Investors will also be paying close attention to the company's fourth quarter share repurchase activity after the company bought back 9.6 million shares in 3Q14. Assured already disclosed that it repurchased an additional 2.8 million shares after the conclusion of the third quarter through November 6. We currently model about 5.0 million shares to be repurchased on a quarterly basis but there is always the potential for us to be surprised.

MBIA. MBIA Is scheduled to report its results on March 2 after the market closes with a conference call at 8:00 AM Eastern the following morning. We are looking for a pre-tax adjusted loss of $0.03. While MBIA has successfully reduced its quarterly earnings volatility, it is still a difficult company to model as it still has some structured finance exposures with underperforming underlying collateral. We expect National Public Finance to report approximately $0.21 per share of after tax net income assuming a tax rate of 34%.

We once again expect MBIA to remind investors that the results of MBIA Insurance Corp have no economic impact on MBIA Inc. (the holding company) or National Public Finance following the changes made to the company's debt covenants in late 2012. Notwithstanding this reminder, we expect investors will want to hear something on recent developments regarding Patriarch Partners.

Patriarch is the company behind the Zohar CLOs that MBIA wrapped. According to a report on Bloomberg late this past Friday, Patriarch indicated that it is in the midst of an SEC investigation over its financial reporting of the Zohar CLOs. Separately, it was reported that Pariarch has sent out a letter to Zohar noteholders with respect to possibly restructuring the deals. MBIA is unlikely to respond to any questions over this development at this time.

We understand the interest in the legacy company, but equity investors should focus their attention on National Public Finance, the wind down operations (asset-liability business) and the holding company.

During the fourth quarter, National Public Finance successfully reentered the market and is once again writing new business. However, new business will remain modest until interest rates move higher.

In the third quarter, MBIA announced a $200 million share repurchase program. With the shares trading near recent lows, it is certainly possible that the company repurchased some shares in the quarter, but share repurchase is not part of the story for the stock over the intermediate period.

Ambac. Ambac will report fourth quarter earnings early on March 2 with a conference call later that morning at 8:30 AM Eastern. We are looking for earnings of $0.44 per share but note that Ambac's quarterly results have been difficult to predict chiefly due to favorable loss reserve releases. There is no way for us to model loss reserve releases, favorable or unfavorable.

The significant item for Ambac this quarter is it will be the first time Nader Tavakoli, Interim President and Chief Executive Officer, will address investors following the resignation of Diana Adams. The change in management could reflect the board's desire to accelerate efforts to create more shareholder value sooner rather than later.

We have grown incrementally more positive on Ambac since it indicated in its third quarter 10-Q that it was considering ways to restructure its existing insurance obligations. We believe any reduction in liabilities would make it easier for Ambac Assurance Corp, the primary insurance operating subsidiary, to pay dividends to Ambac Financial Group, the holding company. It has not said much on this issue since the 10Q, but we look forward to any comments from Mr. Tavakoli on this and other issues.



Harry Fong
203-355-3441
hfong@mkmpartners.com

Assured Guaranty Earnings Model

Price Target
$35

2/20/2015

($ in millions)	2012A	1Q13A	2Q13A	3Q13A	4Q13A	2013A	1Q14A	2Q14A	3Q14A	4Q14E	2014E	1Q15E	2Q15E	3Q15E	4Q15E	2015E
PVP	$209.9	$18.0	$16.0	$40.0	$67.0	$141.0	$31.0	$27.0	$56.0	$53.6	$167.6	$40.3	$40.5	$56.0	$53.6	$190.4
% Change	-14%	-68%	-68%	14%	-3%	-33%	72%	69%	40%	-20%	19%	30%	50%	0%	0%	14%
Net Earned Premiums	1,005.5	266.0	178.0	173.0	194.0	811.0	149.0	141.0	149.0	139.0	578.0	131.1	125.7	124.2	122.9	503.9
% Change	*1%*	*26%*	*-24%*	*-28%*	*-40%*	*-19%*	*-44%*	*-21%*	*-14%*	*-28%*	*-29%*	*-12%*	*-11%*	*-17%*	*-12%*	*-13%*
Credit derivative revenues	127.0	28.0	40.0	25.0	28.0	121.0	20.0	21.0	17.0	14.0	72.0	11.6	11.2	10.3	9.9	43.0
Total FG and CDS Revenue	1,132.5	294.0	218.0	198.0	222.0	932.0	169.0	162.0	166.0	153.0	650.0	142.8	136.9	134.5	132.8	546.9
Net realized investment gains (losses)	7.1	(1.0)	(1.0)	(2.0)		(4.0)	2.0		1.0		3.0					-
Other Income	96.6	3.0	(2.0)	4.0	(8.0)	(3.0)	27.0	1.0	5.0	3.0	36.0	2.0	2.0	2.0	2.0	8.0
Net Investment Income	390.7	94.0	94.0	97.0	107.0	392.0	99.0	97.0	102.0	104.9	402.9	103.0	103.8	102.0	104.9	413.6
% Change	*0.7%*	*-2.0%*	*-3.9%*	*-1.0%*	*8.1%*	*0.3%*	*5.3%*	*3.2%*	*5.2%*	*-2.0%*	*2.8%*	*4.0%*	*7.0%*	*0.0%*	*0.0%*	*2.7%*
Total revenue	$1,626.9	$390.0	$309.0	$297.0	$321.0	$1,317.0	$297.0	$260.0	$274.0	$260.9	$1,091.9	$247.7	$242.6	$238.5	$239.7	$968.5
Loss expense																
Financial Guaranty Insurance	568.1	(55.0)	84.0	65.0	81.0	175.0	40.0	64.0	(29.0)	37.3	112.3	27.6	27.0	26.0	25.4	106.0
Credit derivatives	27.7	10.0	12.0	(9.0)	(14.0)	(1.0)	(8.0)	(18.0)	(22.0)	14.0	(34.0)	13.0	13.0	13.0	12.0	51.0
Total Loss Expenses	595.8	(45.0)	96.0	56.0	67.0	174.0	32.0	46.0	(51.0)	51.3	78.3	40.6	40.0	39.0	37.4	157.0
Operating Expenses	211.8	60.0	52.0	54.0	52.0	218.0	60.0	55.0	50.0	52.0	217.0	54.2	49.3	51.1	51.8	206.4
Deferred Acquisition Costs	13.9	3.0	1.0	4.0	4.0	12.0	5.0	3.0	4.0	3.5	15.5	3.5	3.5	3.5	3.5	14.0
Total Underwriting Expenses	821.5	18.0	149.0	114.0	123.0	404.0	97.0	104.0	3.0	106.9	310.9	98.3	92.8	93.6	92.7	377.4
Interest Expense	92.1	21.0	21.0	21.0	19.0	82.0	20.0	20.0	27.0	27.0	94.0	27.0	27.0	27.0	27.0	108.0
Total Expenses	$913.6	$39.0	$170.0	$135.0	$142.0	$486.0	$117.0	$124.0	$30.0	$133.9	$404.9	$125.3	$119.8	$120.6	$119.7	$485.4
Loss Ratio	52.6%	-15.3%	44.0%	28.3%	30.2%	18.7%	18.9%	28.4%	-30.7%	33.6%	12.1%	28.4%	29.3%	29.0%	28.2%	28.7%
Expense Ratio	19.9%	21.4%	24.3%	29.3%	25.2%	24.7%	38.5%	35.8%	32.5%	36.3%	35.8%	40.5%	38.6%	40.6%	41.6%	40.3%
Combined Ratio	72.5%	6.1%	68.3%	57.6%	55.4%	43.3%	57.4%	64.2%	1.8%	69.8%	47.8%	68.9%	67.8%	69.6%	69.8%	69.0%
Income before income taxes	$713.3	$351.0	$139.0	$162.0	$179.0	$831.0	$180.0	$136.0	$244.0	$127.0	$687.0	$122.4	$122.8	$117.9	$119.9	$483.1
Provision for Income Taxes	178.1	91.0	41.0	45.0	45.0	222.0	48.0	35.0	67.0	33.0	183.0	31.8	31.9	30.7	31.2	125.6
Tax Rate	*25%*	*26%*	*29%*	*28%*	*25%*	*27%*	*27%*	*26%*	*27%*	*26%*	*27%*	*26%*	*26%*	*26%*	*26%*	*26%*
Operating income	**$ 535.2**	**$ 260.0**	**$ 98.0**	**$ 117.0**	**$ 134.0**	**$ 609.0**	**$ 132.0**	**$ 101.0**	**$ 177.0**	**$ 94.0**	**$ 504.0**	**$ 90.6**	**$ 90.9**	**$ 87.3**	**$ 88.8**	**$ 357.5**
Realized losses on investments - AT	(4.5)	19.0	2.0	(3.0)	22.0	40.0	(1.0)	(2.0)	(10.0)		(13.0)					-
Unrealized (losses) gains on Cr Derivatives - AT	(486.6)	(434.0)	28.0	233.0	133.0	(40.0)	(171.0)	47.0	161.0		37.0					-
Unrealized gains (losses) on capital securities - AT	(12.2)	(6.0)	(2.0)	5.0	10.0	7.0	(5.0)	(5.0)	3.0		(7.0)					-
Forex g (l) on revaluation of premiums receivable	15.2	(11.0)	(3.0)	10.0	3.0	(1.0)	-	5.0	(13.0)		(8.0)					-
Non economic FV adj and net int margin of VIEs	62.4	28.0	96.0	22.0	47.0	193.0	87.0	13.0	37.0		137.0					-
Net Income	$109.5	($144.0)	$219.0	$384.0	$349.0	$808.0	$42.0	$159.0	$355.0	$94.0	$650.0	$90.6	$90.9	$87.3	$88.8	$357.5
Operating Income Per Share	**$ 2.81**	**$ 1.34**	**$ 0.52**	**$ 0.64**	**$ 0.73**	**$ 3.25**	**$ 0.72**	**$ 0.56**	**$ 1.05**	**$ 0.58**	**$ 2.90**	**$ 0.58**	**$ 0.60**	**$ 0.59**	**$ 0.63**	**$ 2.40**
After-tax realized losses on investments	(0.02)	0.10	0.01	(0.01)	0.12	0.22	(0.01)	(0.01)	(0.06)		(0.08)					0.00
After-tax unrealized (losses) gains on credit deriv	(2.64)	(2.24)	0.15	1.26	0.73	(0.23)	(0.93)	0.26	1.26		0.59					0.00
FV gains (losses) on committed capital securities	(0.07)	(0.03)	(0.01)	0.03	0.05	0.04	(0.03)	(0.02)	0.03		(0.02)					0.00
Forex gains (loss) on revaluation of prem receivable	0.08	(0.06)	(0.01)	0.06	0.01	(0.01)	0.00	0.02	0.06		0.08					0.00
Effect of consolidating VIE	0.33	0.14	0.50	0.11	0.26	1.03	0.48	0.08	(0.22)		0.34					0.00
Net Income / Share	$ 0.58	$ (0.74)	$ 1.16	$ 2.09	$ 1.90	$ 4.30	$ 0.23	$ 0.89	$ 2.09	$ 0.58	$ 3.75	$ 0.58	$ 0.60	$ 0.59	$ 0.63	$ 2.40
Refundings	1.31	0.33	0.17	0.16	0.26	1.03	0.12	0.10	0.15	0.14	0.50	0.12	0.12	0.13	0.13	0.50
Core Operating Earnings	**$ 1.50**	**$ 1.01**	**$ 0.35**	**$ 0.48**	**$ 0.47**	**$ 2.22**	**$ 0.60**	**$ 0.46**	**$ 0.89**	**$ 0.44**	**$ 2.40**	**$ 0.46**	**$ 0.48**	**$ 0.47**	**$ 0.50**	**$ 1.90**
Book value per share	$ 25.74	$ 24.56	$ 24.52	$ 26.53	$ 28.07	$ 28.07	$ 28.76	$ 30.10	$ 32.53	$ 33.00	$ 33.00	$ 33.47	$ 33.96	$ 34.44	$ 34.96	$ 34.96
Operating book value per share	30.05	31.48	32.45	33.15	33.83	33.83	34.45	35.31	36.65	37.12	37.12	37.59	38.08	38.56	39.08	39.08
Unearned premium reserve less DAC, AT	15.98	15.40	15.64	15.45	14.95	14.95	14.58	14.77	15.20	15.46	15.46	15.29	15.14	15.06	14.97	14.97
PV of future installment premiums	1.14	1.04	0.97	0.95	0.80	0.80	0.76	0.74	0.74	0.70	0.70	0.66	0.63	0.59	0.56	0.56
Adjusted book value per share	**$ 47.17**	**$ 47.92**	**$ 49.06**	**$ 49.55**	**$ 49.58**	**$ 49.58**	**$ 49.79**	**$ 50.82**	**$ 52.59**	**$ 53.28**	**$ 53.28**	**$ 53.53**	**$ 53.84**	**$ 54.22**	**$ 54.61**	**$ 54.61**
Weighted Average Diluted Shares	189.6	193.9	187.7	183.9	183.0	186.6	183.1	179.5	169.7	161.7	173.5	156.7	151.7	146.7	141.7	149.2
Basic Shares Outstanding (if loss)	189.2	193.9	188.2	182.9	182.0	187.6	182.1	178.4	168.8	160.8	172.5	155.8	150.8	145.8	140.8	148.3
Dividend	$0.37	$0.10	$0.10	$0.10	$0.10	$0.40	$0.11	$0.11	$0.11	$0.11	$0.44	$0.11	$0.11	$0.11	$0.11	$0.44
Operating ROAE	9.7%	17.4%	6.5%	7.8%	8.7%	10.1%	8.4%	6.5%	11.6%	6.3%	8.2%	6.2%	6.3%	6.2%	6.5%	6.3%

Source: Company Reports and MKM Partners Estimates

($ in millions)	2012A	1Q13A	2Q13A	3Q13A	4Q13A	2013A	1Q14A	2Q14A	3Q14A	4Q14E	2014E	1Q15E	2Q15E	3Q15E	4Q15E	2015E
Financial Guaranty Direct																
PVP	$209.9	$18.0	$16.0	$40.0	$67.0	$141.0	$31.0	$27.0	$56.0	$53.6	$167.6	$40.3	$40.5	$56.0	$53.6	$190.4
	-13%	-68%	-68%	14%	-3%	-33%	72%	69%	40%	-20%	19%	30%	50%	0%	0%	14%
4Q-16-prod																
3Q-16-prod																
2Q-16-prod																
1Q-16-prod																
4Q-15-prod																
3Q-15-prod															0.7	0.7
2Q-15-prod														0.5	0.5	1.0
1Q-15-prod													0.5	0.5	0.5	1.5
4Q-14-prod												0.7	0.7	0.7	0.7	2.7
3Q-07-prod	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2Q-07-prod	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
1Q-07 prod	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Amortized Unearned Premiums	-									110.0		105.5	99.5	97.5	95.5	398.0
Scheduled Earned Premiums	$674.7	153.0	132.0	133.0	130.0	$548.0	120.0	117.0	113.0	109.0	$459.0	106.1	100.7	99.2	97.9	$403.9
Refundings	330.8	113.0	46.0	40.0	64.0	263.0	29.0	24.0	36.0	30.0	119.0	25.0	25.0	25.0	25.0	100.0
Net Premiums Earned	1,005.5	266.0	178.0	173.0	194.0	811.0	149.0	141.0	149.0	139.0	578.0	131.1	125.7	124.2	122.9	503.9
% Change	1%	26%	-24%	-28%	-40%	-19%	-44%	-21%	-14%	-28%	-29%	-12%	-11%	-17%	-12%	-13%
Credit derivatives revenue	127.0	28.0	40.0	25.0	28.0	121.0	20.0	21.0	17.0	14.0	72.0	11.6	11.2	10.3	9.9	43.0
Total Underwriting Revenues	1,132.5	294.0	218.0	198.0	222.0	932.0	169.0	162.0	166.0	153.0	650.0	142.8	136.9	134.5	132.8	546.9
Other income	96.6	3.0	(2.0)	4.0	(8.0)	(3.0)	27.0	1.0	5.0	3.0	36.0	2.0	2.0	2.0	2.0	8.0
Total revenues	1,229.1	297.0	216.0	202.0	214.0	929.0	196.0	163.0	171.0	156.0	686.0	144.8	138.9	136.5	134.8	554.9
Expenses																
Loss and loss adjustment expenses																
Financial guaranty ins net losses to be expensed	568.1	(55.0)	84.0	65.0	81.0	175.0	40.0	64.0	(29.0)	13.3	58.0	14.6	14.0	13.0	12.4	54.0
Credit derivative losses	27.7	10.0	12.0	(9.0)	(14.0)	(1.0)	(8.0)	(18.0)	(22.0)	14.0	(34.0)	13.0	13.0	13.0	12.0	51.0
Additional estimated losses on FG contracts	-					-	-	-		24.0	24.0	13.0	13.0	13.0	13.0	52.0
Total loss and LAE	595.8	(45.0)	96.0	56.0	67.0	174.0	32.0	46.0	(51.0)	51.3	78.3	40.6	40.0	39.0	37.4	157.0
Amortization of DAC	13.9	3.0	1.0	4.0	4.0	12.0	5.0	3.0	4.0	3.5	15.5	3.5	3.5	3.5	3.5	14.0
Operating Expenses	211.8	60.0	52.0	54.0	52.0	218.0	60.0	55.0	50.0	52.0	217.0	54.2	49.3	51.1	51.8	206.4
Total Underwriting Expenses	821.5	18.0	149.0	114.0	123.0	404.0	97.0	104.0	3.0	106.9	310.9	98.3	92.8	93.6	92.7	377.4
Underwriting Profit	$311.0	$276.0	$69.0	$84.0	$99.0	$528.0	$72.0	$58.0	$163.0	$46.1	$339.1	$44.4	$44.0	$40.9	$40.1	$169.5
Loss Ratio	52.6%	-15.3%	44.0%	28.3%	30.2%	18.7%	18.9%	28.4%	-30.7%	36.9%	12.1%	28.4%	29.3%	29.0%	28.2%	28.7%
Expense Ratio	19.9%	20.4%	23.9%	27.3%	23.4%	24.7%	35.5%	34.0%	30.1%	34.0%	35.8%	38.0%	36.0%	38.0%	39.0%	40.3%
Combined Ratio	72.5%	5.1%	67.9%	55.6%	53.6%	43.3%	54.4%	62.3%	-0.6%	70.9%	47.8%	66.4%	65.3%	67.0%	67.2%	69.0%
Unearned Premium Reserve a/t	3,266.0	3,125.0	3,022.0	2,978.0	2,884.0	2,884.0	2,800.0	2,730.0	2,658.0	2,553.8	2,553.8	2,448.9	2,349.5	2,261.8	2,173.7	2,173.7
NPV of installment prem in force: credit derivatives a/t	220.0	201.0	178.0	173.0	146.0	146.0	138.0	129.0	121.0	113.0	113.0	103.0	95.0	87.0	79.0	79.0
DAC	$ 165	$ 163	$ 163	$ 162	$ 161	$ 161	$ 158	$ 158	$ 156	$ 155	$ 155	$ 153	$ 152	$ 150	$ 149	$ 149

Source: Company Reports and MKM Partners Estimates

Harry Fong
hfong@mkmpartners.com
203-355-3441

Assured Guaranty Balance Sheet

$ in 000	9/30/2014	12/31/2013
ASSETS		
Investment portfolio:		
Fixed maturity securities, available-for-sale, at fair value	$10,485	$9,711
Short term investments, at cost which approximates fair value	837	904
Other invested assets	127	170
Total investment portfolio	$11,449	$10,785
Cash	$82	$184
Premiums receivable, net of ceding commissions payable	801	876
Ceded unearned premium reserve	420	452
Deferred acquisition costs	120	124
Reinsurance recoverable on unpaid losses	56	36
Salvage and subrogation recoverable	294	174
Credit derivative assets	86	94
Deferred tax asset, net	474	688
Financial guaranty variable interest entities' assets	1,296	2,565
Other assets	291	309
TOTAL ASSETS	$15,369	$16,287
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unearned premium reserves	$4,263	$4,595
Loss and loss adjustment expense reserve	760	592
Long-term debt	148	148
Note payable to related party	1,303	816
Credit derivative liabilities	1,654	1,787
Current income tax payable	40	44
Financial guaranty VIE liabilities with recourse, at fair value	1,326	1,790
Financial guaranty VIE liabilities without recourse, at fair value	133	1,081
Other liabilities	388	319
TOTAL LIABILITIES	$10,015	$11,172
COMMITMENTS AND CONTINGENCIES		
Common stock	$2	$2
Additional paid-in capital	2,035	2,466
Retained earnings	2,979	2,482
Accumulated other comprehensive income	333	160
Deferred equity compensation	5	5
TOTAL SHAREHOLDERS' EQUITY	$5,354	$5,115
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$15,369	$16,287

Source: Company Reports

Harry Fong
203-355-3441
hfong@mkmpartners.com

MBIA Earnings Model

Price Target
$20

1/12/2015	2012A	1Q13A	2Q13A	3Q13A	4Q13A	2013A	1Q14A	2Q14A	3Q14A	4Q14E	2014E	1Q15E	2Q15E	3Q15E	4Q15E	2015E
($ in thousands except EPS)																
MBIA Inc. Results																
(pre-tax)																
U.S Public Finance Insurance (National)	$569,000	$142,000	$14,000	$5,000	$89,000	$251,000	$92,000	$59,000	$94,000	$63,400	$308,400	$62,238	$61,365	$61,205	$60,099	$244,907
Structured Fin & International (MBIA Corp)	1,298,000	136,000	(256,000)	197,000	224,000	301,000	392,000	(22,000)	24,000	(25,100)	368,900	(19,729)	(19,280)	(20,390)	(20,136)	(79,535)
Investment Management Services - Cutwater	(5,000)	(1,000)	(6,000)	(8,000)	(2,000)	(17,000)	(7,000)	(2,000)	(6,000)	(4,000)	(19,000)	0	0	0	0	0
Corporate	27,000	(46,000)	(59,000)	36,000	(31,000)	(100,000)	(28,000)	88,000	(3,000)	(12,850)	44,150	(11,820)	(12,850)	(13,000)	(12,696)	(50,366)
Wind-down Operations	(356,000)	(19,000)	(26,000)	(54,000)	13,000	(86,000)	(50,000)	(31,000)	39,000	(16,000)	(58,000)	(12,000)	(12,000)	(12,000)	(12,000)	(48,000)
Total Income - Before Tax & Interco. Eliminations	$1,533,000	$212,000	($333,000)	$176,000	$293,000	$349,000	$399,000	$92,000	$148,000	$5,450	$644,450	$18,689	$17,235	$15,815	$15,267	$67,006
Intercompany Eliminations	$65,000	$3,000	$69,000	($5,000)	$1,000	$68,000	$5,000	($37,000)	$0	$0	($32,000)	$0	$0	$0	$0	$0
Total Pre-tax Income	$1,598,000	$215,000	($264,000)	$171,000	$294,000	$417,000	$404,000	$55,000	$148,000	$5,450	$612,450	$18,689	$17,235	$15,815	$15,267	$67,006
Provision for Income Taxes (Benefit)	364,000	51,000	(86,000)	39,000	162,000	166,000	148,000	(65,000)	(25,000)	1,908	59,908	6,541	6,032	5,535	5,344	23,452
Tax Rate	23.7%	23.7%	32.6%	22.8%	55.1%	47.6%	36.6%	-118.2%	-16.9%	35.0%	9.3%	35.0%	35.0%	35.0%	35.0%	35.0%
Income from Continuing Operations	$1,234,000	$164,000	($178,000)	$132,000	$132,000	$251,000	$256,000	$120,000	$173,000	$3,543	$552,543	$12,148	$11,203	$10,280	$9,924	$43,554
Net Income (Loss)	$1,234,000	$164,000	($178,000)	$132,000	$132,000	$251,000	$256,000	$120,000	$173,000	$3,543	$552,543	$12,148	$11,203	$10,280	$9,924	$43,554
Net Income (Loss) Available to Common Shareholders	$1,234,000	$164,000	($178,000)	$132,000	$132,000	$251,000	$256,000	$120,000	$173,000	$3,543	$552,543	$12,148	$11,203	$10,280	$9,924	$43,554
Consolidated Pre-Tax Income	$1,598,000	$215,000	($264,000)	$171,000	$294,000	$417,000	$404,000	$55,000	$148,000	$5,450	$612,450	$18,689	$17,235	$15,815	$15,267	$67,006
MTM on Insured Credit Derivatives	1,870,000	(73,000)	1,350,000	285,000	215,000	1,777,000	838,000	(24,000)	48,000		862,000					0
Impairments on Insured Credit Derivatives	(356,000)	(290,000)	1,434,000	(54,000)	(109,000)	981,000	354,000	(41,000)	27,000	(11,000)	329,000	(8,000)	(6,000)	(2,000)	(2,000)	(18,000)
Impact of Consolidating Certain VIEs	80,000	$18,000	($20,000)	$20,000	$54,000	72,000	$19,000	($1,000)	$32,000		50,000					0
Adjusted Pre-Tax Income	**($708,000)**	**($20,000)**	**($160,000)**	**($188,000)**	**($84,000)**	**($451,000)**	**($99,000)**	**$39,000**	**$95,000**	**($5,550)**	**$29,450**	**$10,689**	**$11,235**	**$13,815**	**$13,267**	**$49,006**
Net Income Per Share	$6.35	$0.84	($0.92)	$0.67	$0.69	$1.29	$1.31	$0.62	$0.90	$0.02	$2.85	$0.06	$0.06	$0.05	$0.05	$0.23
Pre-Tax Adjusted Income Per Share	**($3.65)**	**($0.10)**	**($0.83)**	**($0.96)**	**($0.44)**	**($2.32)**	**($0.51)**	**$0.20**	**$0.49**	**($0.03)**	**$0.15**	**$0.06**	**$0.06**	**$0.07**	**$0.07**	**$0.25**
Refundings (Pre-tax)	$1.19	$0.21	$0.24	$0.13	$0.21	$0.79	$0.10	$0.13	$0.28	$0.11	$0.62	$0.11	$0.11	$0.11	$0.11	$0.44
Pre-Tax Adjusted Income Per Share Less Refunding	**($4.84)**	**($0.31)**	**($1.07)**	**($1.08)**	**($0.65)**	**($3.11)**	**($0.61)**	**$0.08**	**$0.21**	**($0.14)**	**($0.47)**	**($0.05)**	**($0.05)**	**($0.04)**	**($0.04)**	**($0.18)**
Weighted Average Diluted Shares	194,221	195,632	193,105	196,747	192,250	194,433	195,205	192,907	193,191	193,191	193,623	193,191	193,191	193,191	193,191	193,191
GAAP Book Value per Share	$16.22	$17.04	$15.63	$16.54	$17.05	$17.05	$18.46	$19.48	$20.09	$20.11	$20.11	$20.17	$20.23	$20.28	$20.33	$20.33
Impact of Consolidating Certain VIEs	0.59	0.53	0.83	0.59	0.38	0.38	0.32	0.30	0.19	0.19	0.19	0.19	0.19	0.19	0.19	0.19
Cumulative Unrealized Loss on Insured Cr Der	9.70	10.09	5.54	4.59	3.87	3.87	1.02	1.11	0.97	0.97	0.97	0.97	0.97	0.97	0.97	0.97
Unrealized (Gains) Losses Included in OCI	(0.47)	(0.31)	(0.03)	0.12	0.37	0.37	(0.01)	(0.32)	(0.05)	(0.05)	(0.05)	(0.05)	(0.05)	(0.05)	(0.05)	(0.05)
Adjustment for Items Not Included in BVPS A/T																
Net Deferred Premium Rev/PV Installment Prem	9.49	9.07	8.35	8.06	7.70	7.70	7.23	6.99	6.62	7.05	7.05	6.85	6.66	6.48	6.30	6.30
Cumulative Impairments on Insured Cr Derivatives	(4.85)	(5.86)	(1.04)	(1.22)	(1.59)	(1.59)	(0.38)	(0.51)	(0.43)	(0.45)	(0.45)	(0.47)	(0.50)	(0.52)	(0.55)	(0.55)
Adjusted Book Value per Share	**$30.68**	**$30.56**	**$29.28**	**$28.68**	**$27.78**	**$27.78**	**$26.64**	**$27.05**	**$27.39**	**$27.81**	**$27.81**	**$27.66**	**$27.51**	**$27.35**	**$27.20**	**$27.20**
U.S Public Finance Insurance (National)																
Adjusted Gross Premiums (AGP)	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
% Change																
Gross Premiums Written																
Net Premiums Written	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
% Change																
Scheduled Premiums Earned	221,000	56,000	53,000	48,000	40,000	197,000	41,624	39,000	38,000	37,000	155,624	35,360	34,000	34,000	32,640	136,000
Refunded Premiums Earned	271,000	47,000	49,000	27,000	46,000	169,000	23,376	24,000	34,000	25,000	106,376	25,000	25,000	25,000	25,000	100,000
Net Premiums Earned (National)	492,000	$103,000	$102,000	$75,000	$86,000	366,000	$65,000	$63,000	$72,000	$62,000	262,000	$60,360	$59,000	$59,000	$57,640	236,000
% Change	*8.1%*	*-2.8%*	*-21.5%*	*-44.0%*	*-29.5%*	*-25.6%*	*-36.9%*	*-38.2%*	*-4.0%*	*-27.9%*	*-28.4%*	*-7.1%*	*-6.3%*	*-18.1%*	*-7.0%*	*-9.9%*
Net Investment Income	217,000	49,000	35,000	26,000	32,000	142,000	33,000	26,000	30,000	30,400	119,400	30,360	30,160	30,000	31,008	121,528
	0.4%	*-9.3%*	*-37.5%*	*-53.6%*	*-37.3%*	*-34.6%*	*-32.7%*	*-25.7%*	*15.4%*	*-5.0%*	*-15.9%*	*-8.0%*	*16.0%*	*0.0%*	*2.0%*	*1.8%*
Fees & Reimbursements	6,000	2,000	1,000	2,000	2,000	7,000	2,000	2,000	2,000	2,000	8,000	2,000	2,000	2,000	2,000	8,000
Change in FV of Insured Derivatives:																
Realized Gains (Losses) & Other Settle on ins de	$1,000	$0	$0	$0	$3,000	$3,000	$1,000	$0	$0	$0	$1,000	$0	$0	$0	$0	$0
Unrealized Gains (Losses) on Insured Derivative	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Net Change in FV of Derivatives	1,000	0	0	0	3,000	3,000	1,000	0	0	0	1,000	0	0	0	0	0
Net gains (losses) on financial instr at FV and forex				(1,000)				15,000	3,000		18,000					0
Net investment losses related to OTTI:																
Investment losses related to OTTI									(93,000)		(93,000)					0
Other-than-temporary impairments recog in AOCI									79,000		79,000					0
Net investment losses related to OTTI									(14,000)		(14,000)					0
Other net realized gains (losses)	121,000	32,000	(2,000)	(29,000)	(1,000)	0	4,000		18,000	0	22,000	0	0	0	0	0
Total Revenues	$837,000	$186,000	$136,000	$73,000	$122,000	$518,000	$105,000	$106,000	$111,000	$94,400	$416,400	$92,720	$91,160	$91,000	$90,648	$365,528
Expenses:																
Losses and LAE Incurred	$21,000	$4,000	$66,000	$35,000	$0	$105,000	($14,000)	$17,000	($8,000)	$8,060	$3,060	$7,847	$7,670	$7,670	$7,493	$30,680
Amortization of DAC	$102,000	22,000	21,000	16,000	19,000	$78,000	14,000	14,000	13,000	13,020	$54,020	11,468	11,210	11,210	10,952	$44,840
Operating Expenses	145,000	18,000	35,000	17,000	14,000	84,000	13,000	16,000	14,000	9,920	52,920	11,167	10,915	10,915	12,104	45,101
Total Expenses	$268,000	$44,000	$122,000	$68,000	$33,000	$267,000	$13,000	$47,000	$19,000	$31,000	$110,000	$30,482	$29,795	$29,795	$30,549	$120,621
Loss Ratio	4.3%	3.9%	64.7%	46.7%	0.0%	28.7%	-21.5%	27.0%	-11.1%	13.0%	1.2%	13.0%	13.0%	13.0%	13.0%	13.0%
DAC Amortization Ratio	20.7%	21.4%	20.6%	21.3%	22.1%	21.3%	21.5%	22.2%	18.1%	21.0%	20.6%	19.0%	19.0%	19.0%	19.0%	19.0%
Expense Ratio	29.5%	17.5%	34.3%	22.7%	16.3%	23.0%	20.0%	25.4%	19.4%	16.0%	20.2%	18.5%	18.5%	18.5%	21.0%	19.1%
Combined Ratio	54.5%	42.7%	119.6%	90.7%	38.4%	73.0%	20.0%	74.6%	26.4%	50.0%	42.0%	50.5%	50.5%	50.5%	53.0%	51.1%
National Income - Before Tax	$569,000	$142,000	$14,000	$5,000	$89,000	$251,000	$92,000	$59,000	$92,000	$63,400	$306,400	$62,238	$61,365	$61,205	$60,099	$244,907
Hypothetical Tax Rate	25%	25%	25%	-20%	25%	25%	34%	34%	40%	*34.0%*	36%	*34.0%*	*34.0%*	*34.0%*	*34.0%*	34%
Taxes				(1,000)			31,000	20,000	37,000	21,556	109,556	21,161	20,864	20,810	20,434	83,268
Hypothetical Net Income	$426,750	$106,500	$10,500	$6,000	$66,750	$188,250	$61,000	$39,000	$55,000	$41,844	$196,844	$41,077	$40,501	$40,395	$39,665	$161,639
Hypothetical Net Income per share	$2.20	$0.54	$0.05	$0.03	$0.35	$0.97	$0.31	$0.20	$0.28	$0.22	$1.02	$0.21	$0.21	$0.21	$0.21	$0.84
GAAP Book Value per Share	$20.33	$20.97	$20.63	$20.81	$19.83	$19.83	$20.12	$20.62	$20.80	$21.02	$21.02	$21.23	$21.44	$21.65	$21.85	$21.85
Unrealized (Gains) Losses Included in OCI	(0.35)	(0.23)	0.16	0.18	0.34	0.34	0.07	(0.15)	0.10	(0.15)	(0.15)	(0.15)	(0.15)	(0.15)	(0.15)	(0.15)
Analytic Book Value	$19.98	$20.74	$20.79	$20.99	$20.17	$20.17	$20.19	$20.47	$20.90	$20.87	$20.87	$21.08	$21.29	$21.50	$21.70	$21.70
Net Deferred Premium Revenue/PV Installment Prem	5.07	4.87	4.59	4.40	4.15	4.15	3.91	3.73	3.59	3.52	3.52	3.62	3.55	3.48	3.41	3.41
National Adjusted Book Value per Share	**$25.05**	**$25.61**	**$25.38**	**$25.39**	**$24.32**	**$24.32**	**$24.10**	**$24.20**	**$24.49**	**$24.38**	**$24.38**	**$24.70**	**$24.84**	**$24.97**	**$25.11**	**$25.11**
Unearned Premium Reserve	$2,041,000	$1,830,000	$1,862,000	$1,772,000	$1,678,000	$1,678,000	$1,491,000	$1,413,000	$1,351,000	$1,323,980	$1,627,000	$1,297,500	$1,271,550	$1,246,119	$1,221,197	$1,500,000
DAC	$423,437	$379,662	$386,301	$367,629	$326,000	$326,000	$310,000	$298,000	$284,000	$278,320	$278,320	$221,955	$217,516	$213,165	$208,902	$208,902

Source: Company Reports and MKM Partners Estimates



	2012A	1Q13A	2Q13A	3Q13A	4Q13A	2013A	1Q14A	2Q14A	3Q14A	4Q14E	2014E	1Q15E	2Q15E	3Q15E	4Q15E	2015E
Structured Finance & International Ins (MBIA Corp)																
Scheduled Premiums Earned	180,000	36,000	35,000	40,000	32,000	143,000	33,000	31,000	31,000	28,000	123,000	27,820	26,750	26,750	25,680	107,000
Refunded Premiums Earned	0	0	0	1,000	0	1,000	0	4,000	21,000	0	25,000	0	0	0	0	0
Net Premiums Earned	180,000	36,000	35,000	41,000	32,000	144,000	33,000	35,000	52,000	28,000	148,000	27,820	26,750	26,750	25,680	107,000
% Change	*-21.8%*	*-23.4%*	*-40.7%*	*7.9%*	*-11.1%*	*-20.0%*	*-8.3%*	*0.0%*	*26.8%*	*-12.5%*	*2.8%*	*-15.7%*	*-23.6%*	*-48.6%*	*-8.3%*	*-27.7%*
Net Investment Income	29,000	5,000	4,000	3,000	4,000	16,000	5,000	4,000	4,000	4,000	17,000	5,000	4,000	3,960	4,000	16,960
	-62.6%	*-37.5%*	*-33.3%*	*-62.5%*	*-42.9%*	*-44.8%*	*0.0%*	*0.0%*	*25.0%*	*0.0%*	*6.3%*	*0.0%*	*0.0%*	*-1.0%*	*0.0%*	*-0.2%*
Fees & Reimbursements	146,000	24,000	23,000	18,000	20,000	85,000	14,000	16,000	26,000	25,000	81,000	20,000	20,000	20,000	20,000	80,000
Change in FV of Insured Derivatives																
Realized Gains (Losses) & Other Settlements	(407,000)	$12,000	($1,532,000)	($28,000)	$0	(1,548,000)	($370,000)	($24,000)	($24,000)	$0	(418,000)	$0	$0	$0	$0	0
Unrealized Gains (Losses) on Insured Derivatives	1,870,000	(73,000)	1,350,000	285,000	215,000	1,777,000	838,000	(24,000)	49,000		863,000					0
Net Change in FV of Derivatives	1,463,000	(61,000)	(182,000)	257,000	215,000	229,000	468,000	(48,000)	25,000	0	445,000	0	0	0	0	0
Net Gains (Losses) on Financial Instr at FV anf Forex	38,000	22,000	12,000	(3,000)	(3,000)	28,000	(3,000)	1,000	(13,000)	0	(15,000)	0	0	0	0	0
Other Net Realized Gains (Losses)	1,000	0	0	0	0	0	0	(1,000)	12,000	0	11,000	0	0	0	0	0
Revenues of Consolidated VIEs:																
Net Investment Income	53,000	13,000	12,000	13,000	13,000	51,000	12,000	13,000	12,000	0	37,000	0	0	0	0	0
Net Gains on Fin Instr at FV & Forex	8,000	31,000	73,000	15,000	46,000	165,000	2,000	23,000	8,000	0	33,000	0	0	0	0	0
Net Realized Losses	0	0	1,000	0	0	1,000	0	0	0	0	0	0	0	0	0	0
Total Revenue	$1,873,000	$70,000	($22,000)	$344,000	$327,000	$719,000	$531,000	$43,000	$126,000	$57,000	$757,000	$52,820	$50,750	$50,710	$49,680	$203,960
Expenses:																
Losses and LAE Incurred	$29,000	($198,000)	$122,000	$63,000	$25,000	$12,000	$64,000	($5,000)	$28,000	$11,200	$98,200	$8,902	$8,293	$8,025	$7,704	$32,924
Amortization of DAC	113,000	33,000	24,000	19,000	20,000	96,000	19,000	17,000	19,000	16,800	71,800	13,910	13,375	13,375	12,840	53,500
Operating Expenses	135,000	26,000	35,000	22,000	15,000	98,000	15,000	15,000	13,000	12,600	55,600	9,737	9,363	10,700	10,272	40,072
Interest Expense	236,000	58,000	41,000	30,000	31,000	160,000	28,000	27,000	28,000	26,500	109,500	27,000	27,000	27,000	27,000	108,000
Expenses of Consolidated VIEs																
Operating	20,000	5,000	2,000	3,000	2,000	12,000	3,000	2,000	2,000	5,000	12,000	3,000	2,000	2,000	2,000	9,000
Interest	42,000	10,000	10,000	10,000	10,000	40,000	10,000	9,000	10,000	10,000	39,000	10,000	10,000	10,000	10,000	40,000
Total Expenses	$575,000	($66,000)	$234,000	$147,000	$103,000	$418,000	$139,000	$65,000	$100,000	$82,100	$386,100	$72,549	$70,030	$71,100	$69,816	$283,495
Loss Ratio	16.1%	-550.0%	348.6%	153.7%	78.1%	8.3%	193.9%	-14.3%	53.8%	40.0%	66.4%	32.0%	31.0%	30.0%	30.0%	30.8%
DAC Amortization Ratio	62.8%	91.7%	68.6%	46.3%	62.5%	66.7%	57.6%	48.6%	36.5%	60.0%	48.5%	50.0%	50.0%	50.0%	50.0%	50.0%
Expense Ratio	75.0%	72.2%	100.0%	53.7%	46.9%	68.1%	45.5%	42.9%	25.0%	45.0%	37.6%	35.0%	35.0%	40.0%	40.0%	37.5%
Combined Ratio	153.9%	-386.1%	517.1%	253.7%	187.5%	143.1%	297.0%	77.1%	115.4%	145.0%	152.4%	117.0%	116.0%	120.0%	120.0%	118.2%
MBIA Corp Pre-tax Income - Before Tax	$1,298,000	$136,000	($256,000)	$197,000	$224,000	$301,000	$392,000	($22,000)	$26,000	($25,100)	$370,900	($19,729)	($19,280)	($20,390)	($20,136)	($79,535)
Taxes (benefit)							$125,000	($7,000)	$9,000	($8,032)	$118,968	($6,313)	($6,170)	($6,525)	($6,444)	($25,451)
Tax Rate	35%	35%	35%	35%	35%	35%	32%	32%	35%	32%	32%	32%	32%	32%	32%	32%
Net Income	$843,700	$88,400	($166,400)	$128,050	$145,600	$195,650	$267,000	($15,000)	$17,000	($17,068)	$251,932	($13,416)	($13,110)	($13,865)	($13,692)	($54,084)
MBIA Corp Pre-tax Income - Before Tax																
Adjustments:	$1,298,000	$136,000	($256,000)	$197,000	$224,000	$301,000	$392,000	($12,000)	$24,000	($25,100)	$378,900	($19,729)	($19,280)	($20,390)	($20,136)	($79,535)
Impact of consolidating certain VIEs	$55,000	$16,000	($79,000)	$24,000	$59,000	$20,000	$18,000	($1,000)	$39,000		$56,000					$0
Mark-to-market gains (losses) on insured cr derivatives	$1,870,000	($73,000)	$1,350,000	$285,000	$215,000	$1,777,000	$838,000	($24,000)	$48,000		$862,000					$0
Impairments on insured credit derivatives and LAE	($356,000)	($290,000)	$1,434,000	($54,000)	($109,000)	$981,000	$354,000	($41,000)	$27,000	(11,000)	$329,000	(8,000)	(6,000)	(2,000)	(2,000)	($18,000)
Adjusted pre-tax income (loss)	($983,000)	**($97,000)**	**($93,000)**	**($166,000)**	**($159,000)**	($515,000)	**($110,000)**	**($28,000)**	**($36,000)**	**($36,100)**	($210,100)	**($27,729)**	**($25,280)**	**($22,390)**	**($22,136)**	($97,535)
Hypothetical Net Income per share	$4.34	$0.45	($0.86)	$0.65	$0.76	$1.01	$1.37	($0.08)	$0.09	($0.09)	$1.30	($0.07)	($0.07)	($0.07)	($0.07)	($0.28)
Reported Book Value	$2.39	$2.81	$1.97	$2.86	$3.48	$3.48	$4.69	$4.67	$4.64							
Reverse: Impact of consolidating certain VIEs	0.59	0.53	0.83	0.59	0.38	0.38	0.32	0.30	0.19							
Plus: Cum Unrealized Loss on Ins Credit Der, A/T	9.70	10.09	5.54	4.59	3.87	3.87	1.02	1.11	0.97							
Less: Cum Impairments on Ins Credit Der, A/T																
Reverse: Unrealized (Gains) Losses included in OCI	(0.39)	(0.26)	(0.24)	(0.12)	(0.06)	(0.06)	(0.05)	0.03	0.05							
Analytic Book Value	$12.29	$13.17	$8.10	$7.92	$7.67	$7.67	$5.98	$6.11	$5.85							
Plus: Net Unearned Premium Revenue, A/T	4.42	4.20	3.76	3.66	3.55	3.55	3.32	3.26	3.03							
Cumulative Impairments on Insured Cr Derivatives	(4.85)	(5.86)	(1.04)	(1.22)	(1.59)	(1.59)	(0.38)	(0.51)	(0.43)							
Adjusted Book Value	$11.86	$11.51	$10.82	$10.36	$9.63	$9.63	$8.92	$8.86	$8.45							
PV of Installment Premiums	$1,035,000	$1,064,000	$1,021,000	$841,000	$850,000	$850,000	$753,000	$737,000	$699,000	$664,050	$664,050	$630,848	$599,305	$569,340	$540,873	$540,873
Unearned Premium Reserve	$427,000	$423,000	$398,000	$551,000	$535,000	$535,000	$523,000	$526,000	$458,000	$433,000	$433,000	$408,000	$383,000	$358,000	$333,000	$333,000
DAC	$510,000	$524,290	$503,101	$414,406	$418,841	$418,841	$371,043	$363,159	$344,435	$327,213	$327,213	$310,852	$295,310	$280,544	$266,517	$266,517
Total Financial Guaranty																
Scheduled Premiums Earned	$401,000	$92,000	$88,000	$88,000	$72,000	$340,000	$74,624	$70,000	$69,000	$65,000	$278,624	$63,180	$60,750	$60,750	$58,320	$243,000
Refunded Premiums Earned	271,000	47,000	49,000	28,000	46,000	170,000	23,376	28,000	55,000	25,000	131,376	25,000	25,000	25,000	25,000	100,000
Net Premiums Earned	672,000	$139,000	$137,000	$116,000	$118,000	510,000	$98,000	$98,000	$124,000	$90,000	410,000	$88,180	$85,750	$85,750	$83,320	343,000
% Change	*-1.9%*	*-9.2%*	*-27.5%*	*-32.6%*	*-25.3%*	*-24.1%*	*-29.5%*	*-28.5%*	*6.9%*	*-23.7%*	*-19.6%*	*-10.0%*	*-12.5%*	*-30.8%*	*-7.4%*	*-16.3%*
Net Investment Income	246,000	54,000	39,000	29,000	36,000	158,000	38,000	30,000	34,000	34,400	136,400	35,360	34,160	33,960	35,008	138,488
	-16.2%	*-12.9%*	*-37.1%*	*-54.7%*	*-37.9%*	*-35.8%*	*-29.6%*	*-23.1%*	*17.2%*	*-4.4%*	*-13.7%*	*-6.9%*	*13.9%*	*-0.1%*	*1.8%*	*1.5%*
Fees & Reimbursements	152,000	26,000	24,000	20,000	22,000	92,000	16,000	18,000	28,000	27,000	89,000	22,000	22,000	22,000	22,000	88,000
Change in FV of Insured Derivatives																
Realized Gains (Losses) & Other Settlements	($406,000)	$12,000	($1,532,000)	($28,000)	$3,000	($1,545,000)	($369,000)	($24,000)	($24,000)	$0	($417,000)	$0	$0	$0	$0	$0
Unrealized Gains (Losses) on Insured Derivatives	1,870,000	(73,000)	1,350,000	285,000	215,000	1,777,000	838,000	(24,000)	49,000	0	863,000	0	0	0	0	0
Net Change in FV of Derivatives	1,464,000	(61,000)	(182,000)	257,000	218,000	232,000	469,000	(48,000)	25,000	0	446,000	0	0	0	0	0
Net Gains (Losses) on Financial Instr at FV anf Forex	159,000	54,000	10,000	(32,000)	(4,000)	28,000	1,000	16,000	(10,000)	0	7,000	0	0	0	0	0
Investment Losses Related to OTTI:																
Investment Losses Related to OTTI	(7,000)	0	0	0	0	0	0	0	(93,000)	0	(93,000)	0	0	0	0	0
OTTI Recognized in AOCI	(38,000)	0	0	0	0	0	0	0	79,000	0	79,000	0	0	0	0	0
Net Inv Losses Related to OTTI	(45,000)	0	0	0	0	0	0	0	(14,000)	0	(14,000)	0	0	0	0	0
Other Net Realized Gains (Losses)	1,000	32,000	(2,000)	(29,000)	(1,000)	0	4,000	(1,000)	30,000	0	33,000	0	0	0	0	0
Revenues of Consolidated VIEs																
Net Investment Income	53,000	13,000	12,000	13,000	13,000	51,000	12,000	13,000	12,000	0	37,000	0	0	0	0	0
Net Gains on Fin Instr at FV & Forex	8,000	31,000	73,000	15,000	46,000	165,000	2,000	23,000	8,000	0	33,000	0	0	0	0	0
Net Gains on Extinguishment of Debt	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Revenue	$2,649,000	$244,000	$26,000	$361,000	$389,000	$1,020,000	$626,000	$149,000	$237,000	$151,400	$1,107,400	$145,540	$141,910	$141,710	$140,328	$569,488
Expenses:																
Losses and LAE Incurred	50,000	(194,000)	188,000	98,000	25,000	117,000	50,000	12,000	20,000	19,260	101,260	16,749	15,963	15,695	15,197	63,604
Amortization of DAC	215,000	55,000	45,000	35,000	39,000	174,000	33,000	31,000	32,000	29,820	125,820	25,378	24,585	24,585	23,792	98,340
Operating Expenses	280,000	44,000	70,000	39,000	29,000	182,000	28,000	31,000	27,000	22,520	108,520	20,904	20,278	21,615	22,376	85,173
Interest Expense	236,000	58,000	41,000	30,000	31,000	160,000	28,000	27,000	28,000	26,500	109,500	27,000	27,000	27,000	27,000	108,000
Expenses of Consolidated VIEs																
Operating	20,000	5,000	2,000	3,000	2,000	12,000	3,000	2,000	2,000	5,000	12,000	3,000	2,000	2,000	2,000	9,000
Interest	42,000	10,000	10,000	10,000	10,000	40,000	10,000	9,000	10,000	10,000	39,000	10,000	10,000	10,000	10,000	40,000
Total Expenses	781,000	(37,000)	344,000	202,000	124,000	633,000	139,000	112,000	107,000	98,100	445,100	90,031	87,825	88,895	88,365	355,116
Total Income - Before Tax	$1,868,000	$281,000	($318,000)	$159,000	$265,000	$387,000	$487,000	$37,000	$130,000	$53,300	$662,300	$55,509	$54,085	$52,815	$51,963	$214,372
Loss Ratio	7.4%	-139.6%	137.2%	84.5%	21.2%	22.9%	51.0%	12.2%	16.1%	21.4%	24.7%	19.0%	18.6%	18.3%	18.2%	18.5%
DAC Amortization Ratio	32.0%	39.6%	32.8%	30.2%	33.1%	34.1%	33.7%	31.6%	25.8%	33.1%	30.7%	28.8%	28.7%	28.7%	28.6%	28.7%
Expense Ratio	41.7%	31.7%	51.1%	33.6%	24.6%	35.7%	28.6%	31.6%	21.8%	25.0%	26.5%	23.7%	23.6%	25.2%	26.9%	24.8%
Combined Ratio	81.1%	-68.3%	221.2%	148.3%	78.8%	92.7%	113.3%	75.5%	63.7%	79.6%	81.9%	71.5%	70.9%	72.2%	73.7%	72.0%
Unearned Premium Reserve	$3,176,463	$3,097,051	$3,019,625	$2,613,000	$2,547,675	$2,547,675	$2,483,983	$2,421,884	$2,361,336	$2,302,303	$2,302,303	$2,244,745	$2,188,627	$2,133,911	$2,080,563	$2,080,563
Present Value of Installment Premiums (est)	$361,475	$352,438	$343,627	$335,037	$326,661	$326,661	$318,494	$310,532	$302,769	$295,199	$295,199	$287,819	$280,624	$273,608	$266,768	$266,768
DAC - Consolidated	$298,121	$286,196	$274,748	$263,758	$253,208	$253,208	$243,079	$233,356	$224,022	$215,061	$215,061	$206,459	$198,200	$190,272	$182,661	$182,661
Prepaid Reinsurance	$79,525	$77,536	$75,598	$73,708	$71,865	$71,865	$70,069	$68,317	$66,609	$64,944	$64,944	$63,320	$61,737	$60,194	$58,689	$58,689
Total	$2,054,100	$2,005,742	$1,958,380	$1,696,871	$1,657,021	$1,657,021	$1,618,064	$1,579,982	$1,542,758	$1,506,373	$1,506,373	$1,470,811	$1,436,054	$1,402,085	$1,368,888	$1,368,888



	2012A	1Q13A	2Q13A	3Q13A	4Q13A	2013A	1Q14A	2Q14A	3Q14A	4Q14E	2014E	1Q15E	2Q15E	3Q15E	4Q15E	2015E
Advisory Services - Cutwater																
Net Investment Income	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	Sold to BONY				
Fees and Reimbursements	$55,000	11,000	11,000	11,000	9,000	$42,000	9,000	10,000	3,000	9,000	$31,000					
% Change	-17.6%	-15%	-31%	-15%	-31%	-23.6%	-18%	0%	0%	0%	-26.2%					
Net Gains (Losses) on Financial Instr at FV anf Forex	($1,000)	0	0	0	1,000	$1,000	(4,000)	1,000	(4,000)	0	($7,000)					
Net Realized Gains (Losses)	0	0	0	0	0	0	0	0	0	0	0					
Total Revenue	$54,000	$11,000	$11,000	$11,000	$10,000	$43,000	$5,000	$11,000	($1,000)	$9,000	$24,000					
Expenses:																
Operating Expenses	59,000	12,000	17,000	19,000	12,000	60,000	12,000	13,000	8,000	13,000	46,000					
Interest Expense	0	0	0	0	0	0	0	0	0	0	0					
Total Expenses	$59,000	$12,000	$17,000	$19,000	$12,000	$60,000	$12,000	$13,000	$8,000	$13,000	$46,000					
Investment Management Services - Before Tax	($5,000)	($1,000)	($6,000)	($8,000)	($2,000)	($17,000)	($7,000)	($2,000)	($6,000)	($4,000)	($22,000)					
Corporate																
Net Investment Income	$13,000	$1,000	$8,000	$6,000	$5,000	$20,000	$6,000	$5,000	($2,000)	$5,150	$14,150	$6,180	$5,150	$5,000	$5,305	$21,635
% Change	*413.6%*	*0.0%*	*33.3%*	*100.0%*	*66.7%*	*53.8%*	*300.0%*			*3.0%*	*-29.3%*	*3.0%*	*3.0%*	*3.0%*	*3.0%*	*52.9%*
Fees and Reimbursements	177,000	27,000	17,000	32,000	16,000	92,000	18,000	24,000	*0*	20,000	62,000	20,000	20,000	20,000	20,000	80,000
Net Gains (Losses) on Fin Instr at FV and Forex	$18,000	5,000	(29,000)	43,000	(7,000)	$12,000	(14,000)	93,000	18,000	0	$97,000	0	0	0	0	$0
Net Realized Gains (Losses)	$0	0	(10,000)	0	0	($10,000)	1,000		1,000	0	$2,000	0	0	0	0	$0
Net Gains on Extinguishment of Debt	$0	0	0	0	0	$0	(5,000)		0	0	($5,000)	0	0	0	0	$0
Total Revenues	$208,000	$33,000	($14,000)	$81,000	$14,000	$114,000	$6,000	$122,000	$17,000	$25,150	$170,150	$26,180	$25,150	$25,000	$25,305	$101,635
Operating Expenses	124,000	67,000	34,000	32,000	33,000	166,000	22,000	23,000	22,000	25,000	92,000	25,000	25,000	25,000	25,000	100,000
Interest Expense	57,000	12,000	11,000	13,000	12,000	48,000	12,000	11,000	11,000	13,000	47,000	13,000	13,000	13,000	13,000	52,000
Total Expenses	$181,000	$79,000	$45,000	$45,000	$45,000	$214,000	$34,000	$34,000	$33,000	$38,000	$139,000	$38,000	$38,000	$38,000	$38,000	$152,000
Corporate - Before Tax	$27,000	($46,000)	($59,000)	$36,000	($31,000)	($100,000)	($28,000)	$88,000	($3,000)	($12,850)	$31,150	($11,820)	($12,850)	($13,000)	($12,696)	($50,366)
Wind-down Operations																
Net Investment Income	$42,000	$7,000	$5,000	$6,000	$6,000	$24,000	$7,000	$5,000	$9,000	$6,000	$27,000	$6,000	$6,000	$6,000	$6,000	$24,000
% Change																
Net Gains (Losses) on Financial Instr at FV anf Forex	($177,000)	3,000	(12,000)	(29,000)	15,000	($23,000)	(38,000)	(21,000)	50,000	0	($9,000)	0	0	0	0	$0
Net Realized Gains (Losses)	$0	0	0	0	0	$0	1,000	2,000	(2,000)	0	$1,000	0	0	0	0	$0
Investment Losses Related to OTTI:																
Investment Losses Related to OTTI	($51,000)	0	0	0	0	$0	0	0	0	0	$0	0	0	0	0	$0
OTTI Recognized in AOCI	($4,000)	0	0	0	0	$0	0	0	0	0	$0	0	0	0	0	$0
Net Inv Losses Related to OTTI	($55,000)	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Net Losses on Extinguishment of Debt	$2,000	4,000	0	6,000	12,000	$22,000	0	0	0	0	$0	0	0	0	0	$0
Revenues of Consolidated VIEs																
Net Investment Income	$11,000	2,000	2,000	(1,000)	1,000	$4,000	0	0	0	0	$0	0	0	0	0	$0
Net Gains on Fin Instr at FV & Forex	$49,000	0	4,000	0	0	$4,000	0	0	0	0	$0	0	0	0	0	$0
Net Realized Losses	$0					$0					$0					$0
Total Revenues	($128,000)	$16,000	($1,000)	($18,000)	$34,000	$31,000	($30,000)	($14,000)	$57,000	$6,000	$19,000	$6,000	$6,000	$6,000	$6,000	$24,000
Expenses:																
Losses and LAE Incurred																
Amortization of DAC																
Operating Expenses	$15,000	2,000	2,000	2,000	2,000	$8,000	2,000	2,000	1,000	2,000	$7,000	2,000	2,000	2,000	2,000	$8,000
Interest Expense	$102,000	20,000	21,000	19,000	17,000	$77,000	18,000	15,000	15,000	20,000	$68,000	16,000	16,000	16,000	16,000	$64,000
Expenses of Consolidated VIEs																
Operating	$98,000	11,000	0	15,000	1,000	$27,000	0	0	0	0	$0	0	0	0	0	$0
Interest	$13,000	2,000	2,000	0	1,000	$5,000	0	0	0	0	$0	0	0	0	0	$0
Total Expenses	$228,000	$35,000	$25,000	$36,000	$21,000	$117,000	$20,000	$17,000	$18,000	$22,000	$75,000	$18,000	$18,000	$18,000	$18,000	$72,000
Pre-tax Income (loss) Wind-down	($356,000)	($19,000)	($26,000)	($54,000)	$13,000	($86,000)	($50,000)	($31,000)	$39,000	($16,000)	($56,000)	($12,000)	($12,000)	($12,000)	($12,000)	($48,000)

Source: Company Reports and MKM Partners Estimates

MBIA Balance Sheet

	30-Sep-14	31-Dec-13
Assets		
Investments:		
Fixed-maturity securities held as available-for-sale, at FV	$5,305	$4,987
Fixed-maturity securities held trading, at FV	238	204
Investments pledged as collateral, at fair value	330	424
Short-term investments held as available for sale, at FV	1,148	1,204
Other investments	17	16
Total investments	$7,038	$6,835
Cash and cash equivalents	550	1,161
Premiums receivable	936	1,051
Deferred acquisition costs	229	260
Insurance loss recoverable	575	694
Property and equipment, at cost (net)		8
Assets held for sale	29	29
Deferred income taxes, net	1,047	1,109
Other assets	231	214
Assets of consolidated variable interest entities		
Cash	56	97
Investments held-to-maturity, at amortized cost	2,772	2,801
Fixed-maturity securities held as available-for-sale, at FV	0	136
Fixed-maturity securities at fair value	471	587
Loans receivable at fair value	1,902	1,612
Loan repurchase commitments	365	359
Other assets	0	0
Total assets	$16,201	$16,953
Liabilities and Equity		
Liabilities:		
Unearned premium revenue	$2,125	$2,441
Loss and loss adjustment expense reserves	517	641
Investment agreements	659	700
Medium-term notes	1,229	1,427
Long-term debt	1,784	1,702
Derivative liabilities	428	1,152
Other liabilities	276	294
Liabilities of consolidated variable interest entities		
Variable interest entity notes	5,235	5,286
Payables for loans purchased	39	0
Derivative liabilities	7	11
Total liabilities	$12,299	$13,654
Equity:		
Common stock, par value $1 per share	281	278
Additional paid-in capital	3,123	3,115
Retained earnings	2,838	2,289
Accumulated other comprehensive loss, net of deferred tax	(14)	(86)
Treasury stock, at cost	(2,347)	(2,318)
Total shareholders equity of MBIA Inc.	$3,881	$3,278
Preferred stock of subsidiary	21	21
Total equity	3,902	3,299
Total liabilities and equity	$16,201	$16,953

Source: Company Reports and MKM Partners Estimates

Harry Fong
203-355-3441
hfong@mkmpartners.com

Ambac Earnings Model

Fair Value
$25

($ in millions)	2012A	1Q13A	2Q13A (May and June)	3Q13A	4Q13A	2013A	1Q14A	2Q14A	3Q14A	4Q14E	2014E	1Q15E	2Q15E	3Q15E	4Q15E	2015E
Public finance	$153.0	$36.1	$23.6	$33.0	$30.0	$86.6	$27.3	$26.3	$25.5	$26.0	$105.1	$25.0	$25.0	$24.0	$24.0	$98.0
Structured finance	49.9	15.7	8.9	(0.5)	11.7	20.1	10.4	10.9	10.4	10.0	41.7	10.0	10.0	10.0	10.0	40.0
International finance	84.0	19.2	12.5	18.7	19.0	50.2	19.7	19.8	19.7	19.5	78.7	19.5	19.5	19.0	19.0	77.0
Total normal insurance premiums earned	287.0	70.9	45.0	51.2	60.7	156.9	57.4	57.0	55.6	55.5	225.5	54.5	54.5	53.0	53.0	215.0
Accelerated premiums earned	127.6	29.4	13.0	19.7	23.8	56.5	25.1	8.0	9.2	8.0	50.3	8.0	8.0	5.0	5.0	26.0
Net premiums earned	414.6	100.3	58.0	70.9	84.5	213.4	82.5	65.0	64.8	63.5	275.8	62.5	62.5	58.0	58.0	241.0
Total net investment income	382.9	85.1	26.4	52.1	68.1	146.6	70.8	80.1	83.6	81.4	315.9	73.6	73.7	74.0	74.1	295.4
		-24.1%	-71.9%	-38.0%	-26.6%	n/a	-16.8%	203.4%	60.5%	19.5%	n/a	4.0%	-8.0%	-11.5%	-9.0%	n/a
Other-than-temporary impairments:																
Total OTTI impairment losses	(15.7)	0.0	(2.0)	(38.6)	(6.9)	(47.4)	(10.4)	(9.1)	(7.0)	0.0	(26.4)	0.0	0.0	0.0	0.0	0.0
Portion of loss recognized in OCI	9.7	0.0	0.0	0.5	0.1	0.7	0.0	0.3	2.0	0.0	2.3	0.0	0.0	0.0	0.0	0.0
Net OTTI losses recognized in earnings	(6.0)	0.0	(2.0)	(38.0)	(6.7)	(46.8)	(10.4)	(8.8)	(5.0)	0.0	(24.2)	0.0	0.0	0.0	0.0	0.0
Net realized investment gains	72.1	46.1	18.5	(10.3)	(3.7)	4.5	16.3	3.1	10.0	0.0	29.4	0.0	0.0	0.0	0.0	0.0
Change in fair value of credit derivative:																
Realized gains and other settlements	13.7	2.5	6.1	1.6	2.1	9.8	0.8	0.7	0.6	0.0	2.1	0.0	0.0	0.0	0.0	0.0
Unrealized gains (losses)	(22.9)	10.3	45.1	29.6	108.3	183.1	6.6	(1.9)	6.8	0.0	11.5	0.0	0.0	0.0	0.0	0.0
Net change in fair value of credit derivatives	(9.2)	12.8	51.2	31.2	110.5	192.9	7.4	(1.2)	7.4	0.0	13.6	0.0	0.0	0.0	0.0	0.0
Derivative products	(125.0)	(0.6)	83.7	12.4	18.7	114.8	(53.8)	(48.0)	(15.7)	0.0	(117.5)	0.0	0.0	0.0	0.0	0.0
Other income	106.1	9.5	0.0	(1.8)	3.9	2.2	1.9	5.3	1.0	0.0	8.2	0.0	0.0	0.0	0.0	0.0
Income on variable interest entities	27.8	38.3	2.2	55.1	(108.3)	(51.1)	(5.5)	(38.1)	9.1	0.0	(34.6)	0.0	0.0	0.0	0.0	0.0
Net realized g/(l) on extinguishment of debt	(177.6)	0.0	4.6	0.0	0.0	4.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total revenues before exp and reorg items	685.7	291.4	242.6	171.6	167.0	581.1	109.1	57.3	155.4	144.9	466.7	136.1	136.2	132.0	132.1	536.4
Expenses																
Loss and loss expense	683.6	(51.1)	(26.1)	(154.3)	(4.7)	(185.1)	(140.0)	175.3	(28.7)	18.7	25.4	18.8	18.8	17.4	17.4	72.3
DPO and surplus note interest accrual										50.0	50.0	42.0	42.0	42.0	42.0	168.0
Insurance intangible expense			25.0	37.5	37.2	99.7	31.7	36.3	41.9	37.5	147.4	37.5	37.5	37.5	37.5	150.0
Operating expenses	139.0	34.4	16.6	25.0	27.5	69.1	25.8	24.0	25.5	28.6	103.9	21.9	21.9	20.3	20.3	84.4
Interest expense	112.3	23.2	21.1	31.8	32.0	84.9	32.3	32.0	31.8	31.8	127.9	22.5	22.5	22.5	22.5	90.0
Total expenses before reorg items	935.0	6.5	36.5	(60.0)	92.0	68.5	(50.2)	267.6	70.6	166.6	454.5	142.6	142.6	139.7	139.7	564.7
Loss ratio	164.9%	-51.0%	-45.0%	-217.6%	-5.6%	-86.8%	-169.7%	269.7%	-44.3%	29.5%	9.2%	30.0%	30.0%	30.0%	30.0%	30.0%
Operating ratio	33.5%	34.3%	28.6%	35.3%	32.6%	32.4%	31.3%	37.0%	39.4%	45.0%	37.7%	35.0%	35.0%	35.0%	35.0%	35.0%
Combined ratio	198.4%	-16.7%	-16.4%	-182.4%	27.0%	-54.4%	-138.4%	306.7%	-4.9%	74.5%	46.9%	65.0%	65.0%	65.0%	65.0%	65.0%
Pre-tax inc from cont ops before reorg items	(249.3)	285.0	206.0	231.6	75.0	512.6	159.3	(210.2)	84.8	(21.7)	12.1	(6.5)	(6.4)	(7.7)	(7.6)	(28.3)
Reorganization items	7.2	2.1	0.4	0.0	0.1	0.5	0.0	(2.2)	0.0	0.0	(2.2)	0.0	0.0	0.0	0.0	0.0
Pre-tax income from continuing operations	(256.5)	282.9	205.6	231.6	74.9	512.1	159.3	(208.1)	84.8	(21.7)	14.3	(6.5)	(6.4)	(7.7)	(7.6)	(28.3)
Provision for income taxes	2.8	0.7	0.5	0.6	6.4	7.5	3.2	(0.3)	2.3	0.0	5.3	0.0	0.0	0.0	0.0	0.0
Tax rate	-1.1%	0.2%	0.2%	0.3%	8.6%	1.5%	2.0%	0.2%	2.8%	0.0%	36.8%	0.0%	0.0%	0.0%	0.0%	0.0%
Net income	(259.4)	282.3	205.1	231.0	68.5	504.6	156.0	(207.7)	82.4	(21.7)	9.1	(6.5)	(6.4)	(7.7)	(7.6)	(28.3)
Net (loss) income attrib to the noncont int	(2.7)	(0.0)	(0.4)	0.0	0.0	(0.4)	0.1	(0.3)	(0.0)	0.0	(0.2)	0.0	0.0	0.0	0.0	0.0
Net income attrib to common shareholders	(256.7)	282.3	205.7	231.0	68.5	505.0	155.9	(207.4)	82.5	(21.7)	9.3	(6.5)	(6.4)	(7.7)	(7.6)	(28.3)
Non-credit imp FV (gain) loss on credit derivatives			(50.1)	(8.5)	(107.2)	(165.8)	(4.2)	2.3	(5.4)		(7.3)					0.0
Effect of consolidating financial guarantee VIEs			(15.3)	(48.7)	287.7	223.7	0.3	52.9	2.8		56.0					0.0
Insurance intangible amortization			25.0	37.5	37.2	99.7	31.7	36.3	41.9	42.0	151.9	42.0	42.0	42.0	42.0	168.0
Forex loss from re-meas of prem rec and loss and LAE			7.3	(19.0)	(9.4)	(21.1)	(1.7)	(6.8)	25.5		17.0					0.0
Fair value (gain) loss on derivatives from Ambac CVA			30.5	1.1	15.1	46.7	(5.4)	9.9	(4.6)		(0.1)					0.0
MTM (gain) loss on stand alone der surplus note calls			0.0	0.0		0.0	0.0	0.0	0.0		0.0					0.0
Operating income	(163.8)	282.3	203.1	193.4	291.9	688.2	176.6	(112.8)	142.7	20.3	226.8	35.5	35.6	34.3	34.4	139.7
(per share)																
Net income per diluted share	($0.85)	$0.93	$4.42	$4.98	$1.49	$10.97	$3.31	($4.60)	$1.77	($0.47)	$0.02	($0.14)	($0.14)	($0.17)	($0.16)	($0.61)
Non-credit imp FV (gain) loss on credit derivatives			($1.08)	($0.18)	($2.30)	($3.56)	($0.09)	($1.08)	($0.12)		($1.29)					
Effect of consolidating financial guarantee VIEs			($0.33)	($1.05)	$6.18	$4.80	$0.01	($0.33)	$0.06		($0.26)					
Insurance intangible amortization			$0.54	$0.81	$0.80	$2.14	$0.67	$0.81	$0.90	$0.90	$3.28	$0.90	$0.90	$0.90	$0.90	$3.61
Forex loss from re-meas of prem rec and loss and LAE			$0.16	($0.41)	($0.20)	($0.45)	($0.04)	$0.16	$0.55		$0.67					
Fair value (gain) loss on derivatives from Ambac CVA			$0.65	$0.02	$0.32	$1.00	($0.11)	$0.65	($0.10)		$0.44					
MTM (gain) loss on stand alone der surplus note calls			$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00		$0.00					
Operating income per share	**($0.54)**	**$0.93**	**$4.36**	**$4.17**	**$6.34**	**$14.95**	**$3.75**	**($2.50)**	**$3.06**	**$0.44**	**$4.75**	**$0.76**	**$0.76**	**$0.74**	**$0.74**	**$3.00**
GAAP Book Value		$1.35	$6.17	$13.19	$19.53	$19.53	$23.28	$21.03	$24.09	$24.52	$24.52	$25.28	$26.05	$26.78	$27.52	$27.52
Adjusted Book Value per share		**N/A**	**($6.99)**	**($5.90)**	**($1.11)**	**($1.11)**	**$0.98**	**($2.47)**	**($1.43)**	**($0.86)**	**($0.86)**	**$0.04**	**$0.91**	**$1.76**	**$2.60**	**$2.60**
Weighted-average number of shares outstand:																
Basic	302.5	302.5	45.0	45.0	45.0	45.0	45.0	45.1	45.1	45.1	45.1	45.1	45.1	45.1	45.1	45.1
Diluted	302.5	302.5	46.6	46.4	46.0	46.0	47.0	45.1	46.6	46.6	46.3	46.6	46.6	46.6	46.6	46.6

* 2013 results are for 2Q13 - 4Q13 (Post bankruptcy emergence)

Source: Company Reports and MKM Partners Estimates

Ambac Balance sheet

	30-Sep-14	31-Dec-13
Assets		
Investments		
Fixed income securities, at fair value	$6,156,228	$5,885,316
Fixed income securities pledged as collateral	64,031	126,223
Short term investments	550,900	271,119
Other investments	290,870	241,069
Total investments	7,062,029	6,523,727
Cash	43,332	77,370
Receivables for securities	33,836	14,450
Investment income due and accrued	32,818	37,663
Premium receivables	1,266,632	1,453,021
Reinsurance recoverable on paid and unpaid losses	105,511	121,249
Deferred ceded premium	127,596	145,529
Subrogation recoverable	489,237	498,478
Deferred acquisition costs		-
Loans	6,057	6,179
Derivative assets	91,320	77,711
Current taxes		
Insurance intangible	1,475,012	1,597,965
Goodwill	514,511	514,511
Other assets	173,219	35,927
Variable interest entity assets		
Fixed income securities, at fair value	2,651,683	2,475,182
Restricted cash	7,337	17,498
Investment income due and accrued	4,192	1,365
Loans	12,503,484	13,398,895
Intangible assets	-	76,140
Other assets	2,979	19,617
Total assets	26,590,785	27,092,477
Liabilities and Stockholders' Equity:		
Liabilities:		
Liabilities subject to compromise		$0
Unearned premiums	1,953,392	2,255,680
Losses and loss expense reserve	6,003,474	5,968,712
Ceded premiums payable	61,104	70,962
Obligations under investment agreements	160,515	359,070
Obligations under investment repurchase agreements		-
Deferred taxes	2,176	2,199
Current taxes	785	738
Long-term debt	1,219,310	963,178
Accrued interest payable	376,773	294,817
Derivative liabilities	348,427	253,898
Other liabilities	66,101	67,377
Payable for securities purchased	27,263	4,654
Variable interest entity liabilities:		
Accrued interest payable	6,141	722
Long-term debt	13,159,174	14,091,753
Derivative liabilities	1,955,291	1,772,306
Other liabilities	169	7,989
Total liabilities	25,340,095	$26,114,055
Stockholders' equity		
Preferred stock	-	
Successor common stock	450	450
Predecessor common stock		-
Additional paid-in capital	188,648	185,672
Accumulated other comprehensive income	250,865	11,661
Accumulated earnings	535,706	505,219
Successor common stock	(19)	(19)
Common stock held in treasury at cost		-
Total Ambac Financial Group stockholders' equity	948,075	702,983
Noncontrolling interest	275,040	275,439
Total stockholders' equity	1,250,690	978,422
Total liabilities and stockholders' equity	$26,590,785	$27,092,477

Source: Company Reports


Rating and Price Target History for: Assured Guaranty Ltd. (AGO) as of 02-20-2015
03/27/12
I:B:$28
05/09/13
B:$30
12/03/13
B:$35
28
24
20
16
12
8
Q1
Q2
Q3
2013
Q1
Q2
Q3
2014
Q1
Q2
Q3
2015
Created by BlueMatrix


Rating and Price Target History for: MBIA, Inc. (MBI) as of 02-20-2015
03/27/12
I:B:$18
05/09/13
B:$20
18
15
12
9
6
3
Q1
Q2
Q3
2013
Q1
Q2
Q3
2014
Q1
Q2
Q3
2015
Created by BlueMatrix


Rating and Price Target History for: Ambac Financial Group, Inc. (AMBC) as of 02-20-2015
06/03/13
I:N:$25
11/19/13
N:$21
03/28/14
S:$21
10/15/14
S:$15
11/11/14
N:$25
40
32
24
16
8
Q1
Q2
Q3
2013
Q1
Q2
Q3
2014
Q1
Q2
Q3
2015
Created by BlueMatrix

Valuation Methodology:

AGO: Our $35 12-month price target on AGO is based on a multiple of 0.65x our 2015 ending adjusted book value per share estimate.

AMBC: Our $25 fair value estimate is based on a multiple of 10x our 2015 adjusted book value per share estimate.

MBI: Our 12-month price target of $20 is based on a multiple of 0.6x National's 2015 adjusted book value per share added to the company's net loss carryforward position of about $5 per share.

Risks:

AGO: There are always risks that the target price for any security will not be realized. In addition to general market and macroeconomic risks, for AGO, these risks include, among other things: Assured still has billions in exposure to troubled RMBS that could continue to erode and result in additional losses; Courts of law could change the rules around municipal bankruptcy; The Federal Government could change the current tax laws that allow for tax exemption of municipal securities; Low interest rates and benign credit spreads make it difficult to write new business; The market does not accept a new municipal only financial guaranty company without a Moody's rating (MAC); Puerto Rico results in substantial losses.

AMBC: There are always risks that the target price for any security will not be realized. In addition to general market and macroeconomic risks, for AMBC, these risks include, among other things: Ambac has to increase loss reserve estimates; The company never generates enough capital to pay off surplus notes; The company is never able to dividend to the holding company; The OCI changes the terms of the segregated account agreement in favor of policyholders; Ambac is unsuccessful it its quest to recover on representation and warranty related lawsuits; Puerto Rico results in substantial losses.

MBI: There are always risks that the target price for any security will not be realized. In addition to general market and macroeconomic risks, for MBI, these risks include, among other things: The deficit at Global Funding continues to widen and infringes on MBIA Inc; MBIA Corp fails to recover R&W damages from Credit Suisse; Remaining exposures at MBIA Corp suffer losses; Puerto Rico results in substantial losses.

Explanation of MKM Partners Rating System

“Buy” Security is expected to appreciate 15% or more on an absolute basis in the next 12 months.

“Neutral” Security is not expected to significantly appreciate or depreciate in value in the next 12 months.

“Sell” Security is expected to depreciate 15% or more on an absolute basis in the next 12 months.

Investment Risks: Risks associated with the achievement of revenue and earnings projections and price targets include, but are not limited to, unforeseen macroeconomic and/or industry events that weaken demand for the subject company’s products or services, product obsolescence, changes in investor sentiment regarding the company or industry, the company’s ability to retain or recruit competent personnel and market conditions. For a complete discussion of risk factors that could affect the market price of the securities, refer to the most recent 10-Q or 10-K filed with the SEC.

Distribution of Ratings
MKM Partners, Equity Research

Rating	Count	Percent	Investment Banking Serv./Past 12 Mos. Count	Investment Banking Serv./Past 12 Mos. Percent
BUY [BUY]	79	56.03	0	0
HOLD [NEUTRAL]	59	41.84	0	0
SELL [SELL]	3	2.13	0	0

Analyst Certification

I, Harry Fong and Darren Marcus, certify that the views expressed in this research report about securities and issuers accurately reflect my personal views. I further certify that there has not been, is not, and will not be direct or indirect compensation from MKM Partners LLC or the subject company(ies) related to the specific recommendations or views in this report.

Important Disclosures

Harry Fong (including his/her/their household) does not have a financial interest in the securities of the subject company(ies). The Firm has not engaged in transactions with issuers identified in the report. MKM Partners LLC does not make a market in the subject company(ies). The subject company(ies) is(are) not currently, nor for the past 12 months was(were), a client(s) of the Firm. The research analyst does not serve as an officer, director or advisory board member of the company(ies) and receives no compensation from it(them).

This report has been prepared by MKM Partners LLC. It does not constitute an offer or solicitation of any transaction in any securities referred to herein. Any recommendation contained in this report may not be suitable for all investors. Although the information contained herein has been obtained from recognized services, issuer reports or communications, or other services and sources believed to be reliable, its accuracy or completeness cannot be guaranteed. This report may contain links to third-party websites, and MKM Partners LLC is not responsible for their content or any linked content contained therein. Such content is not part of this report and is not incorporated by reference into this report. The inclusion of a link in this report does not imply any endorsement by or affiliation with MKM Partners LLC; access to these links is at your own risk.

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Equity Research
February 27, 2015

Financials

Mark Palmer
(212) 588-6582
mpalmer@btig.com
Giuliano Bologna
(212) 588-6583
gbologna@btig.com

MBIA (Buy)

As MBI Readies 4Q14 Report, Investors Appear to Better Appreciate Zohar's Lack of Impact on Valuation

Chuck Chaplin, CFO of Buy-rated MBIA (MBI), has stated for some time that management believed the only real value that MBIA Insurance Corp., the company's structured product unit, has to investors in MBI shares is its contribution to the holding company's net operating loss carryforward. He has noted MBIA Insurance Corp.'s significant negative earned surplus, as well as its lack of capacity to pay dividends to the holdco.

- So when news emerged last week that investors in the Zohar CLOs insured by MBIA Insurance Corp. received a letter from the deals' sponsor, Patriarch Partners, explaining that the SEC had made a preliminary decision to recommend action against Patriarch and that it had hired an investment banker to negotiate with investors about restructuring the CLOs, we weren't surprised that the credit default swaps referencing Corp. widened out meaningfully. What was somewhat surprising to us was that MBI equity didn't budge.

- We had believed that Zohar was likely to be an overhang on MBI shares until at least November 1, when the first of the CLOs is scheduled to mature, as we thought the confusion about the situation and about its potential impact on MBI could cause some investors to avoid the stock. Our view was based on the equity's negative reaction, in September 2013, after a financial blog highlighted MBI's absence of any reserve for its insured exposure to Zohar and implied that the situation could be ruinous for the company.

- However, the stock's muted reaction to the Zohar news caused us to believe that many investors now have a greater appreciation of the *(continued on page 2)*

- **Valuation:** MBI trades at 0.33x the company's adjusted book value per share as of September 30.

MBI	**$9.04**
12 month target	$12.00
Upside	32.7%

BUY

52 week range	$8.02 - $15.08
Market Cap (m)	$1,703

Price Performance


MBI
SPX
16.59
14.71
12.84
10.97
9.09
7.22
($)
F-14
M-14
A-14
M-14
J-14
J-14
A-14
S-14
O-14
N-14
D-14
J-15
F-15

Source: IDC

Estimates

	1Q13 A	2Q13 A	3Q13 A	4Q13 A	FY13 A	1Q14 A	2Q14 A	3Q14 A	4Q14 E	FY14 E	FY15 E
Net Income (Adj.)	164	(178)	132	143	261	256	120	173	21	570	145
Diluted EPS (Adj.)	0.84	(0.92)	0.67	0.68	1.35	1.32	0.45	0.80	0.11	3.02	0.77
Operating Income	164	(178)	132	143	261	256	120	173	21	570	145

Source: BTIG Research Estimates and Company Documents ($ in millions, except per share amount)
Source: Company Rearch Estimates and Company Estimates

Please Read: Important disclosures and analyst's certification appear in Appendix



(continued from page 1)

lack of equity value at Corp. and that there may be no Zohar-related overhang after all. We have assigned zero value to Corp. since initiating coverage of the company in November 2011 – we do acknowledge the value associated with its contribution to the holdco's NOL carryforward – and once compared the unit to a gangrenous leg upon which a tourniquet has been applied to keep the infection from impacting the rest of the MBI body.

- We noted in September 2013 that the financial blog had failed to observe that in the midst of its battle with Bank of America, MBI in December 2012, executed a consent solicitation that removed the cross default between MBIA Insurance Corp. – the entity that has exposure to the CLOs – and the holding company, MBIA Inc., which is the issuer of the stock. We also pointed out that the value of MBI is derived from its municipal bond insurance portfolio and potential for new business at National Public Finance Guarantee Corp., the company's municipal bond insurance unit.
- Even if the worst-case scenario involving Zohar were to play out, MBI could simply allow MBIA Insurance Corp. to be seized by its regulators and National would be unaffected. And we think the likelihood of an intercompany loan from National to Corp. or support of the structured product unit by the holdco is nil based on comments by Chaplin and National CEO Bill Fallon.
- MBI is scheduled to report 4Q14 results on Monday, March 2, after the market close with a conference call slated for March 3 at 8am ET. We estimate that the company will report 4Q14 earnings per share of $0.11 versus the consensus estimate of $0.07. (It should be noted that our estimate is one of only two incorporated into Bloomberg's consensus estimate.)

Among the questions we believe MBI management should address on the conference call are the following:

- MBI, in conjunction with its 3Q14 earnings report on November 6, announced a share buyback authorization of up to $200mm. The company reported holdco liquidity of $348mm as of September 30 and then received a $220mm dividend from National on October 3. It was scheduled to receive another $398mm in January that had been held in escrow under its tax-sharing agreement. **What is management's current thinking about the pace of buybacks and the circumstances under which the authorization could be increased? How does management weigh more buybacks versus harbouring cash to provide some cushion against the possibility that MBI's insured exposure to Puerto Rico's debt would result in losses that could impede National's ability to upstream dividends to the holdco?**
- Buy-rated Assured Guaranty (AGO) earlier this week announced that it had increased reserves against its exposure to the Puerto Rico Electric Power Authority (PREPA) after the bond insurer's



management reviewed PREPA's restructuring report and found that it did not address the operating inefficiencies and excessive headcount that have negatively impacted the utility's operating results. MBI has $1.423bn of gross insured exposure to PREPA's debt as of September 30. **What was MBI management's take on PREPA's restructuring report, and did it cause them to increase the company's reserves against its exposure to the utility?**

- MBI has reportedly been in discussions with the Puerto Rican government about potentially joining with AGO to provide a wrap to new issuance, which would add to the company's total insured exposure to the Commonwealth's debt. **What is management's thinking about the potential for MBI to provide such a wrap, and how would it justify doing so?**

- To our knowledge, the only municipal bond insurance policy that National had written through early November since its re-launch – the unit's receipt of an 'AA-' rating from Standard & Poor's on March 18 and an 'AA+' rating from Kroll on May 12 had positioned it to underwrite new policies for the first time since before the financial crisis – was a wrap covering $300mm of the $1.8bn in refunding bonds issued to pay for Detroit's tender for $1.8bn of existing water and sewer revenue bonds. **Has National written any new business since early November? How would management characterize the competitive environment in the bond insurance space, particularly with regard to pricing?**



Appendix

Analyst Certification

I, Mark Palmer, hereby certify that the views about the companies and securities discussed in this report are accurately expressed and that I have not received and will not receive direct or indirect compensation in exchange for expressing specific recommendations or views in this report.

I, Giuliano Bologna, hereby certify that the views about the companies and securities discussed in this report are accurately expressed and that I have not received and will not receive direct or indirect compensation in exchange for expressing specific recommendations or views in this report.

Regulatory Disclosures

Analyst Stock Ratings Definitions

BTIG LLC's ("BTIG") ratings, effective May 10, 2010, are defined as follows:

BUY – A stock that is expected at initiation to produce a positive total return of 15% or greater over the 12 months following the initial recommendation. The BUY rating may be maintained following initiation as long as it is deemed appropriate, notwithstanding price fluctuations that would cause the target to fall outside of the 15% return.

SELL – A stock that is expected at initiation to produce a negative total return of 15% or greater over the next 12 months following the initial recommendation. The SELL rating may be maintained following initiation as long as it is deemed appropriate, notwithstanding price fluctuations that would cause the target to fall outside of the 15% return.

NEUTRAL – A stock that is not expected to appreciate or depreciate meaningfully over the next 12 months.

NOT RATED – A stock that is not rated but that is covered by BTIG.

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BUY: 55% NEUTRAL: 40% SELL: 5%

Stocks in coverage as of the end of the most recent calendar quarter (December 31, 2014): 127



The percentage of Investment banking services is calculated as of December 31, 2014. Distribution of investment Banking Relationships: BUY: 100% NEUTRAL: 0% SELL: 0% after the ratings distribution.

For purposes of FINRA ratings distribution rules, BTIG's stock ratings of Buy, Neutral and Sell fall into Buy, Hold and Sell categories, respectively.

Company-Specific Regulatory Disclosures

MBIA, Inc. (MBI)

Valuation

Our $12 price target for MBIA is based on 0.65x the adjusted book values (ABVs) as of September 30 of National Public Finance Guarantee Corp. ($24.49) plus the Advisory Services segment ($0.10) net of the ABVs of its Corporate segment (-$2.65) and its Wind-down Operations (-$3.04).

Risks

The primary risks to our recommendation include potential deterioration related to structured-product insurance exposures and municipal-bond insurance exposures

Assured Guaranty Ltd. (AGO)

Valuation

Our $40.00 target is based on a 0.75X multiple of AGO's 4Q14 adjusted book value per share of $53.66

Risks

The primary risk to achieving our target price include ratings downgrade risks, credit risk related to municipal bond and structured product exposures, and exposures to troubled Eurozone countries


MBIA, Inc. (MBI)
($)
16.03
14.79
13.56
12.32
11.08
9.84
8.60
7.37
6.13
N
B
Dec-11
Mar-12
Jun-12
Sep-12
Dec-12
Mar-13
Jun-13
Sep-13
Dec-13
Mar-14
Jun-14
Sep-14
Dec-14

Note: Closing Price and Target Price have been adjusted for corporate actions.

Date	Closing Price ($)	Target Price ($)	Analyst	Rating
30-Jun-14	11.04		Mark Palmer	NEUTRAL
15-Aug-14	10.49	12	Mark Palmer	BUY


Assured Guaranty Ltd. (AGO)
($)
29.31
27.18
25.05
22.92
20.79
18.66
16.53
14.40
12.27
10.13
B
B
B
B
Dec-11
Mar-12
Jun-12
Sep-12
Dec-12
Mar-13
Jun-13
Sep-13
Dec-13
Mar-14
Jun-14
Sep-14
Dec-14

Note: Closing Price and Target Price have been adjusted for corporate actions.

Date	Closing Price ($)	Target Price ($)	Analyst	Rating
29-Feb-12	16.80	37	Mark Palmer	BUY
07-Aug-12	11.72	35	Mark Palmer	BUY
08-Aug-13	21.91	37	Mark Palmer	BUY
07-Nov-14	24.53	39	Mark Palmer	BUY



Other Disclosures

Additional Information Available Upon Request

BTIG LLC expects to receive or intends to seek compensation for investment banking services in the next 3 months from the following:

Assured Guaranty Ltd. (AGO), MBIA, Inc. (MBI)

BTIG LLC has received compensation for investment banking services in the past 12 months from the following:

MBIA, Inc. (MBI)

BTIG LLC had an investment banking services client relationship during the past 12 months with the following:

MBIA, Inc. (MBI)

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Harry Fong, Managing Director
(203) 355-3441 hfong@mkmpartners.com

Darren Marcus, CFA, Vice President
(203) 355-3451 dmarcus@mkmpartners.com

Earnings Review

Financials: Financial Guaranty

MBIA, Inc. (MBI, Buy, $20.00)

Reports No Real Surprises; Changes ABV Presentation

March 3, 2015

Key Data

Rating	Buy
12-Mo Price Target	$20.00
Current Price	$8.88
52-Wk Range	$15.26 - $7.92
Market Cap (mn)	1,715.6
Shares Out (mn)	193.2
Avg. Vol. (3m)	2,475
Fiscal Year End	Dec.

Price Performance


16
14
12
10
8
6
May-14
Jul-14
Sep-14
Nov-14
Jan-15
Mar-15
MBIA, Inc.
Relative to S&P 500 (SPX)

Source: Factset

MBIA reported fourth quarter operating income of $22 million, or $0.11 per share. Our estimate is not comparable since MBIA changed its earnings presentation. Adjusted book was $24.87, up from $24.05 a year ago.

Change in earnings presentation:

- Going forward, MBIA will report an operating earnings figure that encompasses only the results of National Public Finance and the corporate segment, which includes the wind-down business.
- Adjusted book value no longer contains a measure of MBIA Insurance Corp's "value" since this entity has no bearing on the holding company. It only includes National and the new Corporate segment.

National:

- Reported operating income of $56 million.
- Wrote modest amounts of new business in December (insured $43 million), January and February (insured $26 million).
- Dividended $220 million to holding company in 4Q14.
- Did not add to Puerto Rico reserves

We continue to believe MBIA shares are undervalued. With an adjusted book value of $24.87 per share, we believe MBIA shares should be trading much higher. New business will come, but not until interest rates rise and spreads widen. **We maintain our Buy rating and $20 price target based based on a multiple of 0.8x our 2016 adjusted book value per share. Our 2016 ABV estimate of 24.82 measures the value of only National and the new Corporate segment.**

Operating Income/ Share Diluted	Q1	Q2	Q3	Q4	Year	Mult
2014E	0.00A	0.00A	0.00A	0.11A	0.96A	9.3X
2015E	0.12E	0.12E	0.11E	0.10E	0.45E	19.7X
2016E	0.11E	0.10E	0.10E	0.09E	0.40E	22.2X

Adjusted Book Value	Q1	Q2	Q3	Q4	Year	Mult
2014E	0.00A	0.00A	0.00A	24.87A	24.87A	0.4x
2015E	24.86E	24.86E	24.85E	24.84E	24.84E	0.4x
2016E	24.84E	24.83E	24.82E	24.82E	24.82E	0.4x

Headquarters: 300 First Stamford Place, 4th Floor East, Stamford, CT 06902
Member FINRA and SIPC. Additional Information on all of our research calls is available upon request.
See pages 6-7 for analyst certification and important disclosures.

MBIA reported fourth quarter operating income of $22 million, or $0.11 per share, compared with our estimate for a loss of $5 million, or a $0.03 loss. However, our estimate and the company's reported earnings are not on an apples-to-apples basis as MBIA has elected to change the way it reports quarterly results. In essence, the company will be reporting an operating earnings figure that encompasses only National Public Finance and the corporate segment, which includes its wind-down business. We do not have a problem with the new presentation. The change, in many ways, is warranted since the results of MBIA's structured finance subsidiary have no impact on MBIA's holding company even if it goes into rehabilitation.

MBIA is also altering the way in which it will present adjusted book value, our preferred method for valuing the company. The company has elected to remove the impact MBIA Insurance Corp, the subsidiary containing the company's remaining structured finance and international exposures from this calculation. In addition, Cutwater, MBIA's former asset management business that was sold in 2014 to Bank of NY Mellon (BK, NR, $39.65), and the conduit business which was liquidated in the middle of 2014 will no longer be included in the company's measurement of ABV or operating income.

Adjusted book value at December 31, 2014 was $24.87 compared to $24.05 a year earlier. MBIA backed out net $1.01 for its non-core businesses, chiefly MBIA Insurance Corp. It backed out a net $2.85 in 2013. We do not believe this change in presentation means too much. In our view, MBIA still has plenty of potential, but the current low interest rate environment will continue to be an impediment. While the legacy operations will still be reported in its consolidated results, we do not see much value for the unit other than its deferred tax asset of just over $1 billion ($5 per share), which is the value we had previously assigned for the legacy company in our analysis behind our price target. The holding company, which is the ultimate tax-payer, has access to the favorable tax position.

The parent company liquidity position at the end of the year was $498 million up from $359 million in 2013. During the fourth quarter MBIA repurchased 1.2 million shares for $11.3 million, or an average cost of $9.44 per share. Since the end of the quarter, it has repurchased another 6.3 million shares for $55 million, or an average cost of $8.70 per share. As of February 26, remaining repurchase capacity totaled $133 million. We do not see the company being an aggressive buyer of its shares, just an opportunistic buyer.

Holding company obligations for 2015 will amount to about $160 million, consisting of interest on senior debt and principal and interest payments on medium term note. Additionally, the holding company will incur normal operating expenses. In the fourth quarter of 2014, MBIA Inc. received a $220 million dividend from its National Public Finance during the quarter bringing total liquidity to $498 million.

On a go forward basis, the amount National will be able to pay to MBIA Inc. will decline. This is because the dividend rule, which allows National to pay the lesser of 10% of policyholder surplus or a figure based on a function of net investment income. Net Investment income is not growing as the business runs off faster than new business is added and will be the governor going forward. At year-end 2014, National's policyholder surplus totaled $2.19 billion while investment income at National was $119 million in 2014, down from $142 million in 2013. More than likely, National will be able to dividend up a little more than half of the $220 million it was able to pay in 2014.

National Public Finance had a strong quarter with operating income of $56 million. National experienced a benefit to its loss reserves of about $5 million. National did not add to its Puerto Rico loss reserves during the quarter as nothing material transpired that prompted it to change its view on the Commonwealth's fiscal situation. Not all financial guarantors calculate loss reserves the same way.

National insured $43 million in debt in the fourth quarter. It followed this by insuring $26 million in January and February. Tight spreads, low interest rates and fierce competition continue to constrain new business activity.

Lastly, we are introducing operating income estimates of $0.45 and $0.40 for 2015 and 2016, respectively. These estimates are based on the company's new earnings presentation.

Harry Fong
203-355-3441
hfong@mkmpartners.com

MBIA Earnings Model

Price Target
$20

3/2/2015	4Q13A	2013A	1Q14A	2Q14A	3Q14A	4Q14A	2014A	1Q15E	2Q15E	3Q15E	4Q15E	2015E	1Q16E	2Q16E	3Q16E	4Q16E	2016E
($ in thousands except EPS)																	
MBIA Inc. Results																	
GAAP consolidated net income (loss) - Total	$132,000	$250,000				$20,000	$569,000										
GAAP consol net income (loss) National + Corp		$59,000					$340,000	$22,711	$22,134	$22,029	$18,723	$85,597	$20,913	$18,643	$18,537	$18,229	$76,322
Less: Net Inc of non-core segments, including elimins	119,000	192,000				(13,000)	230,000										
Less: After-tax adjustments																	
Mark-to-market gains (losses) on fin inst	3,000	42,000				(19,000)	(15,000)										
Foreign exchange gains (losses	3,000	(3,000)				23,000	62,000										
Net gains (losses) on sales of investments	(1,000)	15,000				2,000	28,000										
Net investment losses related to OTTI	0	0				0	(10,000)										
Net gains (losses) on extinguishment of debt	7,000	14,000				0	2,000										
Tax valuation allowance on adjustments	1,000	5,000				5,000	87,000										
Combined Operating Income	$0	($15,000)	$0	$0	$0	$22,000	$185,000	$22,711	$22,134	$22,029	$18,723	$85,597	$20,913	$18,643	$18,537	$18,229	$76,322
Operating Income Per Share	**$0.00**	**($0.08)**	**$0.00**	**$0.00**	**$0.00**	**$0.11**	**$0.96**	**$0.12**	**$0.12**	**$0.11**	**$0.10**	**$0.45**	**$0.11**	**$0.10**	**$0.10**	**$0.09**	**$0.40**
Weighted Average Diluted Shares	192,250	194,433	195,205	192,907	193,191	191,900	193,301	191,900	191,900	191,900	191,900	191,900	191,900	191,900	191,900	191,900	191,900
GAAP Book Value per Share	$17.05	$17.05	$18.46	$19.48	$20.09	$20.47	$20.47	$20.59	$20.70	$20.82	$20.92	$20.92	$21.03	$21.12	$21.22	$21.31	$21.31
Reverse book value for non-core operating entities	2.45	2.45				1.16	1.16	1.10	1.05	0.99	0.94	0.94	0.90	0.85	0.81	0.77	0.77
Reverse net unreal (gains) losses inc in OCI (a/t)	0.40	0.40				(0.15)	(0.15)	(0.15)	(0.15)	(0.15)	(0.15)	(0.15)	(0.15)	(0.15)	(0.15)	(0.15)	(0.15)
Add net unearned premium revenue (after-tax)	4.15	4.15				3.39	3.39	3.32	3.26	3.19	3.13	3.13	3.06	3.00	2.94	2.88	2.88
Adjusted Book Value per Share	**$24.05**	**$24.05**				**$24.87**	**$24.87**	**$24.86**	**$24.86**	**$24.85**	**$24.84**	**$24.84**	**$24.84**	**$24.83**	**$24.82**	**$24.82**	**$24.82**
U.S Public Finance Insurance (National)																	
Adjusted Gross Premiums (AGP)	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
% Change																	
Gross Premiums Written																	
Net Premiums Written	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
% Change																	
Scheduled Premiums Earned	40,000	197,000	43,000	40,000	38,000	38,000	158,000	35,360	34,000	34,000	32,640	136,000	31,980	30,750	30,750	29,520	123,000
Refunded Premiums Earned	45,000	168,000	24,000	28,000	34,000	43,000	123,000	30,000	30,000	30,000	25,000	115,000	25,000	20,000	20,000	20,000	85,000
Net Premiums Earned (National)	$85,000	366,000	$65,000	$68,000	$72,000	$81,000	$289,000	$65,360	$64,000	$64,000	$57,640	251,000	$56,980	$50,750	$50,750	$49,520	208,000
% Change	*-30.3%*	*-25.6%*	*-36.9%*	*-33.3%*	*-4.0%*	*-4.7%*	*-21.0%*	*0.6%*	*-5.9%*	*-11.1%*	*-28.8%*	*-13.1%*	*-12.8%*	*-20.7%*	*-20.7%*	*-14.1%*	*-17.1%*
Net Investment Income	32,000	142,000	33,000	26,000	30,000	29,000	119,000	30,360	30,160	30,000	29,580	120,100	30,360	30,160	30,000	30,172	120,692
	-37.3%	*-34.6%*	*-32.7%*	*-25.7%*	*15.4%*	*-9.4%*	*-16.2%*	*-8.0%*	*16.0%*	*0.0%*	*2.0%*	*0.9%*	*0.0%*	*0.0%*	*0.0%*	*2.0%*	*0.5%*
Fees & Reimbursements	2,000	7,000	2,000	2,000	2,000	3,000	9,000	2,000	2,000	2,000	2,000	8,000	2,000	2,000	2,000	2,000	8,000
Change in FV of Insured Derivatives:																	
Realized Gains (Losses) & Other Settle on ins der	$3,000	$3,000	$1,000	$0	$0	$0	$1,000	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Unrealized Gains (Losses) on Insured Derivatives	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Net Change in FV of Derivatives	3,000	3,000	1,000	0	0	0	1,000	0	0	0	0	0	0	0	0	0	0
Net gains (losses) on financial instr at FV and forex		29,000		15,000	3,000	5,000	26,000					0					0
Net investment losses related to OTTI:																	
Investment losses related to OTTI					(93,000)	(6,000)						0					0
Other-than-temporary impairments recog in AOCI					79,000	5,000						0					0
Net investment losses related to OTTI					(14,000)	(1,000)	(15,000)					0					0
Other net realized gains (losses)		(29,000)	4,000		18,000	(3,000)	14,000	0	0	0	0	0	0	0	0	0	0
Total Revenues	$122,000	$518,000	$105,000	$111,000	$111,000	$114,000	$443,000	$97,720	$96,160	$96,000	$89,220	$379,100	$89,340	$82,910	$82,750	$81,692	$336,692
Expenses:																	
Losses and LAE Incurred	$0	$105,000	($14,000)	$17,000	($8,000)	($5,000)	($10,000)	$8,497	$8,320	$8,320	$7,493	$32,630	$6,838	$6,090	$6,090	$5,942	$24,960
Amortization of DAC	20,000	$78,000	14,000	14,000	13,000	18,000	$61,000	12,418	12,160	12,160	10,952	$47,690	10,256	9,135	9,135	8,914	$37,440
Operating Expenses	14,000	84,000	13,000	16,000	14,000	14,000	55,000	12,092	11,840	11,840	12,104	47,876	10,256	9,135	9,135	8,914	37,440
Total Expenses	$34,000	$267,000	$13,000	$47,000	$19,000	$27,000	$106,000	$33,007	$32,320	$32,320	$30,549	$128,196	$27,350	$24,360	$24,360	$23,770	$99,840
Loss Ratio	0.0%	28.7%	-21.5%	25.0%	-11.1%	-6.2%	-3.5%	13.0%	13.0%	13.0%	13.0%	13.0%	12.0%	12.0%	12.0%	12.0%	12.0%
DAC Amortization Ratio	23.5%	21.3%	21.5%	20.6%	18.1%	22.2%	21.1%	19.0%	19.0%	19.0%	19.0%	19.0%	18.0%	18.0%	18.0%	18.0%	18.0%
Expense Ratio	16.5%	23.0%	20.0%	23.5%	19.4%	17.3%	19.0%	18.5%	18.5%	18.5%	21.0%	19.1%	18.0%	18.0%	18.0%	18.0%	18.0%
Combined Ratio	40.0%	73.0%	20.0%	69.1%	26.4%	33.3%	36.7%	50.5%	50.5%	50.5%	53.0%	51.1%	48.0%	48.0%	48.0%	48.0%	48.0%
National Income - Before Tax	$88,000	$251,000	$92,000	$64,000	$92,000	$87,000	$337,000	$64,713	$63,840	$63,680	$58,671	$250,904	$61,990	$58,550	$58,390	$57,922	$236,852
Tax Rate	25%	25%	34%	31%	40%	29%	34%	*34.0%*	*34.0%*	*34.0%*	*34.0%*	34%	*34.0%*	*34.0%*	*34.0%*	*34.0%*	34%
Taxes	31,000	82,000	31,000	20,000	37,000	25,000	115,000	22,002	21,706	21,651	19,948	85,307	21,076	19,907	19,853	19,693	80,530
Net Income	$59,000	$169,000	$61,000	$44,000	$55,000	$63,000	$222,000	$42,711	$42,134	$42,029	$38,723	$165,597	$40,913	$38,643	$38,537	$38,229	$156,322
Less: After-tax adjustments																	
Net gains (losses) on sales of investments	($1,000)	$18,000				2,000	$11,000	-	-	-	-	-	-	-	-	-	-
Net investment losses related to OTTI	-	-				-	($10,000)	-	-	-	-	-	-	-	-	-	-
Tax valuation allowance on adjustments	-	-				5,000	-	-	-	-	-	-	-	-	-	-	-
Operating Income (loss)	$60,000	$151,000				$56,000	$221,000	$42,711	$42,134	$42,029	$38,723	$165,597	$40,913	$38,643	$38,537	$38,229	$156,322
Unearned Premium Reserve	$1,678,000	$1,678,000	$1,491,000	$1,413,000	$1,351,000	$1,269,000	$1,627,000	$1,243,620	$1,218,748	$1,194,373	$1,170,485	$1,500,000	$1,147,075	$1,124,134	$1,101,651	$1,079,618	$1,500,000
DAC	$326,000	$326,000	$310,000	$298,000	$284,000	$267,000	$267,000	$204,085	$200,003	$196,003	$192,083	$192,083	$146,889	$143,952	$141,073	$138,251	$138,251

Source: Company Reports and MKM Partners Estimates



	4Q13A	2013A	1Q14A	2Q14A	3Q14A	4Q14A	2014A	1Q15E	2Q15E	3Q15E	4Q15E	2015E	1Q16E	2Q16E	3Q16E	4Q16E	2016E
New Corporate																	
Net investment income		$40,000					$38,000	$10,000	$10,000	$10,000	$10,000	$40,000	$10,000	$10,000	$10,000	$10,000	$40,000
Fees		$81,000					$58,000	$15,000	$15,000	$15,000	$15,000	$60,000	$15,000	$15,000	$15,000	$15,000	$60,000
Net gains (losses) on fin inst at fair value and foreign exchange		$34,000					$53,000										
Net inv losses related to other-than-temp imp		$0					$0										
Net gains (losses) on extinguishment of deb		$22,000					$3,000										
Other net realized gains (losses)		$0					$1,000										
Revenues of consolidated VIEs																	
Other net realized gains (losses)		($14,000)					($5,000)										
Total revenues		$163,000					$148,000	$25,000	$25,000	$25,000	$25,000	$100,000	$25,000	$25,000	$25,000	$25,000	$100,000
Operating		$163,000					$94,000	$20,000	$20,000	$20,000	$20,000	$80,000	$20,000	$20,000	$20,000	$20,000	$80,000
Interest		$125,000					$109,000	$25,000	$25,000	$25,000	$25,000	$100,000	$25,000	$25,000	$25,000	$25,000	$100,000
Total expenses		$288,000					$203,000	$45,000	$45,000	$45,000	$45,000	$180,000	$45,000	$45,000	$45,000	$45,000	$180,000
Income (loss) before income taxes		($125,000)					($55,000)	($20,000)	($20,000)	($20,000)	($20,000)	($80,000)	($20,000)	($20,000)	($20,000)	($20,000)	($80,000)
Provision (benefit) for income taxes		($15,000)					($173,000)										
Net income (loss)	($46,000)	($110,000)				($30,000)	$118,000	($20,000)	($20,000)	($20,000)	($20,000)	($80,000)	($20,000)	($20,000)	($20,000)	($20,000)	($80,000)
Less: After-tax adjustments																	
Mark-to-market gains (losses) on fin inst	3,000	42,000				(19,000)	($15,000)										
Foreign exchange gains (losses	3,000	(3,000)				23,000	$62,000										
Net gains (losses) on sales of investments	-	(3,000)				-	$17,000										
Net gains (losses) on extinguishment of debt	7,000	14,000				-	$2,000										
Tax valuation allowance on adjustments	1,000	5,000				-	$87,000										
Operating Income (loss)	($60,000)	($165,000)				($34,000)	($35,000)	($20,000)	($20,000)	($20,000)	($20,000)	($80,000)	($20,000)	($20,000)	($20,000)	($20,000)	($80,000)

Source: Company Reports and MKM Partners Estimates

MBIA Balance Sheet

	31-Dec-14	31-Dec-13
Assets		
Investments:		
Fixed-maturity securities held as available-for-sale, at FV	$5,129	$4,987
Fixed-maturity securities held trading, at FV	207	204
Investments pledged as collateral, at fair value	408	424
Short-term investments held as available for sale, at FV	1,069	1,204
Other investments	17	16
Total investments	$6,830	$6,835
Cash and cash equivalents	729	1,161
Premiums receivable	875	1,051
Deferred acquisition costs	217	260
Insurance loss recoverable	533	694
Property and equipment, at cost (net)		8
Assets held for sale	802	29
Deferred income taxes, net	1,028	1,109
Other assets	229	214
Assets of consolidated variable interest entities		
Cash	53	97
Investments held-to-maturity, at amortized cost	2,757	2,801
Fixed-maturity securities held as available-for-sale, at FV	0	136
Fixed-maturity securities at fair value	421	587
Loans receivable at fair value	1,431	1,612
Loan repurchase commitments	379	359
Other assets	0	0
Total assets	$16,284	$16,953
Liabilities and Equity		
Liabilities:		
Unearned premium revenue	$1,986	$2,441
Loss and loss adjustment expense reserves	506	641
Investment agreements	547	700
Medium-term notes	1,201	1,427
Long-term debt	1,810	1,702
Derivative liabilities	437	1,152
Liabilities held for sale	772	0
Other liabilities	271	294
Liabilities of consolidated variable interest entities		
Variable interest entity notes	4,804	5,286
Payables for loans purchased	0	0
Derivative liabilities	0	11
Total liabilities	$12,334	$13,654
Equity:		
Common stock, par value $1 per share	281	278
Additional paid-in capital	3,128	3,115
Retained earnings	2,858	2,289
Accumulated other comprehensive loss, net of deferred tax	21	(86)
Treasury stock, at cost	(2,359)	(2,318)
Total shareholders equity of MBIA Inc.	$3,929	$3,278
Preferred stock of subsidiary	21	21
Total equity	3,950	3,299
Total liabilities and equity	$16,284	$16,953

Source: Company Reports and MKM Partners Estimates


Rating and Price Target History for: MBIA, Inc. (MBI) as of 03-02-2015
03/27/12
I:B:$18
05/09/13
B:$20
18
15
12
9
6
3
Q1
Q2
Q3
2013
Q1
Q2
Q3
2014
Q1
Q2
Q3
2015
Created by BlueMatrix

Valuation Methodology:

MBI: Our 12-month price target of $20 is based on a multiple of 0.8x our 2016 adjusted book value per share. Our 2016 ABV estimate of measures the value of only National and the new Corporate segment.

Risks:

MBI: There are always risks that the target price for any security will not be realized. In addition to general market and macroeconomic risks, for MBI, these risks include, among other things: The deficit at Global Funding continues to widen and infringes on MBIA Inc; MBIA Corp fails to recover R&W damages from Credit Suisse; Remaining exposures at MBIA Corp suffer losses; Puerto Rico results in substantial losses.

Explanation of MKM Partners Rating System

"Buy" Security is expected to appreciate 15% or more on an absolute basis in the next 12 months.

"Neutral" Security is not expected to significantly appreciate or depreciate in value in the next 12 months.

"Sell" Security is expected to depreciate 15% or more on an absolute basis in the next 12 months.

Investment Risks: Risks associated with the achievement of revenue and earnings projections and price targets include, but are not limited to, unforeseen macroeconomic and/or industry events that weaken demand for the subject company's products or services, product obsolescence, changes in investor sentiment regarding the company or industry, the company's ability to retain or recruit competent personnel and market conditions. For a complete discussion of risk factors that could affect the market price of the securities, refer to the most recent 10-Q or 10-K filed with the SEC.

Distribution of Ratings
MKM Partners, Equity Research

			Investment Banking Serv./Past 12 Mos.	
Rating	**Count**	**Percent**	**Count**	**Percent**
BUY [BUY]	77	54.61	0	0
HOLD [NEUTRAL]	61	43.26	0	0
SELL [SELL]	3	2.13	0	0

Analyst Certification

I, Harry Fong and Darren Marcus, certify that the views expressed in this research report about securities and issuers accurately reflect my personal views. I further certify that there has not been, is not, and will not be direct or indirect compensation from MKM Partners LLC or the subject company(ies) related to the specific recommendations or views in this report.

Important Disclosures

Harry Fong (including his/her/their household) does not have a financial interest in the securities of the subject company(ies). The Firm has not engaged in transactions with issuers identified in the report. MKM Partners LLC does not make a market in the subject company(ies). The subject company(ies) is(are) not currently, nor for the past 12 months was(were), a client(s) of the Firm. The research analyst does not serve as an officer, director or advisory board member of the company(ies) and receives no compensation from it(them).

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Equity Research

April 17, 2015

Financials

Mark Palmer

(212) 588-6582

mpalmer@btig.com

Giuliano Bologna

(212) 588-6583

gbologna@btig.com

MBIA, Inc.

Takeaways from Meeting with CFO Chuck Chaplin and National Public Finance Guarantee CEO Bill Fallon

The ongoing negotiations between Puerto Rico Electric Power Authority (PREPA) and its creditors, the uptick in new municipal bond insurance business written during 1Q15 and the circumstances in which holding company capital could be downstreamed to the structured product insurance unit were among the topics discussed when we met with MBIA (MBI, Buy, $12) CFO Chuck Chaplin and National Public Finance Guarantee Corp. CEO Bill Fallon earlier this week at the parent company's headquarters in Purchase, NY.

Among our takeaways from the meeting were the following:

PREPA Negotiations

While PREPA and its bondholders - and, by extension, MBI given its $1.422bn of gross insured exposure to the utility - wednesday agreed to a 15-day extension of their forbearance agreement and the outcome of the negotiations remain uncertain, Chaplin and Fallon said they remained optimistic that a consensual agreement could be reached in which all of PREPA's debt ultimately would be repaid. "We have always believed there are solutions to PREPA that would not require changes to the terms of its debt," Chaplin said. "We have a debtor who has the ability to service all of its debt over time."

"It seems to me there's a pretty good chance of getting a consensual agreement" on PREPA, Fallon said. "The best scenario that you could see is that PREPA not only pays all of its obligations but that it modifies its financial situation so that it’s ability to pay well out into the future is much more stable." Fallon noted that debt service is a small portion of PREPA's budget and that options existed to address the utility's budget deficit, including electricity rate increases. "In the original bondholder agreement for PREPA debt it says the base rate should be increased if there's a revenue shortfall," he said, adding that the recent decline in the price of oil had resulted in a decline in electricity rates on Puerto Rico from about $0.28 per kWh to under $0.20 per kWh, which would make a rate increase more feasible.



New Business Uptick at National

While National struggled to write new business that met its return hurdle rates in 2014, the unit saw an uptick during 1Q15. The *Bond Buyer* reported that bond insurance penetration reached 5.8% during the quarter, with MBI's share at 3.4%. "The trend for National's new business is clearly up," Fallon said, "but that doesn't mean each successive quarter will see an increase."

Fallon contrasted the means through which National pursues new business in 2015 with the way it had done so before the financial crisis, when municipal bond insurance penetration peaked at 575 in 2005. Given National's leading role in the space prior to the crisis, all it had to do to sign new business was answer the phone. Today, the unit's marketing efforts are much more focused on consistent outreach and multiple follow-up contacts with clients, Fallon explained. "You have to have a lot more touchpoints in the marketplace today than was the case prior to 2008," he said. As such, and with momentum building behind its new business efforts, Fallon said he expected to add six to eight new people in the new business area who would report to Tom Weyl, the company's head of new business development.

Potential for Extraordinary Dividend from National

While the increase in National's new business is welcome, it will not come close to replacing the portion of its insured public finance portfolio that will be running off in 2015 through both scheduled maturities and refundings. Fallon noted that National's insured portfolio shrank from $278bn at the start of 2014 to $223mm at year end. He said he expected the portfolio to shrink to under $200mm at YE15, and with refundings it could reach $175mm. "The good thing about refundings is we will become financially stronger if they happen," Fallon said. National's portfolio runoff has caused a significant increase in the unit's amount of excess capital. Standard & Poor's said that National had $400-450mm in excess capital above the level required for the unit to maintain an 'AAA' level of capital in the rating agency's capital model. (Given that S&P's criteria for rating bond insurers includes a "largest obligor" test that makes it virtually impossible for any bond insurer to ever again achieve an 'AAA' rating, MBI requires an 'AAA' level of capital to maintain its 'AA-' rating at S&P.) While S&P has yet to release its excess capital calculations for YE14, Fallon said he expected the figure to exceed $1bn.

In light of this significant amount of excess capital, National is theoretically positioned to deliver an extraordinary dividend to MBI's holding company that could facilitate share buybacks and/or debt reduction. However, such a dividend would require the approval of the New York State Department of Financial Services (NYSDFS), and the uncertainty associated with PREPA and Puerto Rico's debt currently makes such approval unlikely. "When Puerto Rico becomes more stable there is a greater possibility of an extraordinary dividend out of National, giving the holding company even more liquidity and financial flexibility," Fallon said.



Lack of Impact of Insured Exposure to Zohar on MBI Shareholders

MBIA Insurance Corp.'s over $1bn in insured exposure to the Zohar collateralized loan obligations (CLOs) came into focus on March 30 when the Securities and Exchange Commission launched an administrative action against Lynn Tilton that accused the founder of investment firm Patriarch Partners of fraud for hiding from her investors the poor performance of loan assets held by $2.5bn of CLOs she had raised prior to the financial crisis.

Given that MBI had successfully changed the indentures of its holding company debt in December 2012 to remove the possibility of a cross default from MBIA Insurance Corp., Chaplin reiterated that the Zohar situation would not affect the valuation of MBI shares. "I do not foresee a positive or negative outcome for Zohar that would have a material impact on MBIA shareholders," Chaplin said.

At the same time, Chaplin said he was glad to have heard that Tilton had acknowledged in a CNBC interview that she personally owned more than two-thirds of the debt of Zohar I. "It's a positive sign that she has resources to put into a solution," Chaplin said.

Willingness of MBIA Holding Company to Potentially Support MBIA Insurance Corp.

Asked whether MBI's holding company or National would contribute capital to MBIA Insurance Corp. if there was a need, Chaplin ruled out any new intercompany loan from the municipal bond insurance unit but would not rule out future contributions from the holdco depending on the circumstances.

"We don't necessarily want to be the owners of an insurance company in rehabilitation," Chaplin said.

He added that if MBIA Insurance Corp. required support, management would then analyze whether providing such support from the holdco would be appropriate. "Is the amount required an amount that we can bear, and is the payback greater than the amount we are expecting to get from our alternative investing activities?" Chaplin said. "It would be an investment-driven decision."

Credit Suisse Litigation

One of the potential sources of liquidity for MBIA Insurance Corp. is a settlement of its representation and warranty (R&W) litigation with Credit Suisse (CS - Not Rated). The case is currently in the middle of the expert discovery phase, and discovery is expected to be concluded by YE15, with a trial potentially starting in Spring 2016. Chaplin said that previous rulings in favor of CS - several of which were subsequently reversed on appeal - had encouraged the defendant. "The court has given Credit Suisse reason to continue the fight," Chaplin said. "The fact that they are taking an aggressive position is not a surprise to us, given the circumstances, but we nonetheless have a strong case."



"The evidence of fraud and wrongdoing [by Credit Suisse] is more clear than in any of the other cases that we have been involved in," Chaplin added. "We'd prefer to settle, but we'd have no problem taking this one to trial. We're confident about the amount of the damages and their ability to pay. What we do not have a good view on is timing."

Share Buybacks

MBI had $133mm remaining under its share repurchase authorization as of February 26. Chaplin said that while buybacks have made sense given the pullback in MBI's share price last year, the need to protect National's credit ratings at S&P in particular, which were predicated in part on the company's plans to de-lever the holdco, are a constraint. "At this point we're taking a cautious or measured approach to share buybacks," Chaplin said. "We need to protect National's rating ... we need to balance buybacks with debt reduction."

Appendix

Analyst Certification

I, Mark Palmer, hereby certify that the views about the companies and securities discussed in this report are accurately expressed and that I have not received and will not receive direct or indirect compensation in exchange for expressing specific recommendations or views in this report.

I, Giuliano Bologna, hereby certify that the views about the companies and securities discussed in this report are accurately expressed and that I have not received and will not receive direct or indirect compensation in exchange for expressing specific recommendations or views in this report.

Regulatory Disclosures

Analyst Stock Ratings Definitions

BTIG LLC's ("BTIG") ratings, effective May 10, 2010, are defined as follows:

BUY – A stock that is expected at initiation to produce a positive total return of 15% or greater over the 12 months following the initial recommendation. The BUY rating may be maintained following initiation as long as it is deemed appropriate, notwithstanding price fluctuations that would cause the target to fall outside of the 15% return.

SELL – A stock that is expected at initiation to produce a negative total return of 15% or greater over the next 12 months following the initial recommendation. The SELL rating may be maintained following initiation as long as it is deemed appropriate, notwithstanding price fluctuations that would cause the target to fall outside of the 15% return.

NEUTRAL – A stock that is not expected to appreciate or depreciate meaningfully over the next 12 months.

NOT RATED – A stock that is not rated but that is covered by BTIG.

Distribution of Ratings and Investment Banking Clients

BTIG must disclose in each research report the percentage of all securities rated by the member to which the member would assign a "buy", "neutral" or "sell" rating. The said ratings are updated on a quarterly basis. BTIG must also disclose the percentage of subject companies within each of these three categories for whom the member has provided investment banking services within the previous twelve months. Below is the distribution of BTIG's research recommendations.

BUY: 57% NEUTRAL: 39% SELL: 4%

Stocks in coverage as of the end of the most recent calendar quarter (March 31, 2015): 142



The percentage of Investment banking services is calculated as of March 31, 2015. Distribution of investment Banking Relationships: BUY: 83% NEUTRAL: 17% SELL: 0% after the ratings distribution.

For purposes of FINRA ratings distribution rules, BTIG's stock ratings of Buy, Neutral and Sell fall into Buy, Hold and Sell categories, respectively.

Company-Specific Regulatory Disclosures

MBIA, Inc. (MBI)

Valuation

Our $12 price target for MBIA is based on 0.50X on 0.50x the company's adjusted book value per share of $24.87 (ABV) as of December 31.

Risks

The primary risks to our recommendation include potential deterioration related to structured-product insurance exposures and municipal-bond insurance exposures.


MBIA, Inc. (MBI)
($)
16.03
14.79
13.56
12.32
11.08
9.84
8.60
7.37
6.13
B
N
B
Mar-12
Jun-12
Sep-12
Dec-12
Mar-13
Jun-13
Sep-13
Dec-13
Mar-14
Jun-14
Sep-14
Dec-14
Mar-15

Note: Closing Price and Target Price have been adjusted for corporate actions.

Date	Closing Price ($)	Target Price ($)	Analyst	Rating
30-Nov-11	9.70	22.50	Mark Palmer	BUY
30-Jun-14	11.04		Mark Palmer	NEUTRAL
15-Aug-14	10.49	12	Mark Palmer	BUY

Other Disclosures

Additional Information Available Upon Request



BTIG LLC expects to receive or intends to seek compensation for investment banking services in the next 3 months from the following:

MBIA, Inc. (MBI)

BTIG LLC has received compensation for investment banking services in the past 12 months from the following:

MBIA, Inc. (MBI)

BTIG LLC had an investment banking services client relationship during the past 12 months with the following:

MBIA, Inc. (MBI)

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BTIG Australia Limited ACN 128 554 601, member of ASIC and ASX; BTIG Hong Kong Limited, an Exchange Participant of SEHK and licensed and regulated by the SFC; BTIG Ltd, member of the LSE, authorized and regulated by the FSA; and BTIG Singapore Pte Ltd, registered and licensed with MAS; are all separate but affiliated entities of BTIG. Unless governing law permits otherwise, you must contact a BTIG entity in your home jurisdiction for further information, or if you want to use our services in effecting a transaction.

Issues and approved for distribution in the UK and EEA by BTIG Ltd. to eligible counterparties and professional clients only. Issued and distributed in Australia to "wholesale clients" only by BTIG Australia Limited. In Singapore and Hong Kong, further information may be obtained from BTIG Singapore Pte Ltd and BTIG Hong Kong Limited, respectively.


BTIG

Equity Research

May 12, 2015

Mark Palmer
(212) 588-6582
mpalmer@btig.com

Giuliano Bologna
(212) 588-6583
gbologna@btig.com

Financials

MBIA, Inc.

MBI Posts 1Q15 Earnings Beat as Buybacks Bolster Adjusted Book Value; Raising PT to $13 (from $12)

While concerns about MBIA's (MBI) exposure to Puerto Rico's debt have weighed on the company's shares, MBI has the opportunity to take advantage of the weakness by repurchasing its stock. Management did that during 1Q15, buying back 8.6mm shares and providing a boost to both earnings per share and adjusted book value (ABV) per share.

- MBIA yesterday after the market close reported 1Q15 earnings per share of $0.37, beating the consensus estimate of $0.17 and our estimate of $0.22.
- Thanks primarily to the buybacks, MBI's ABV per share increased sequentially during 1Q15 by $0.91 to $25.78. The company, which had $567mm of cash at its holding company as of March 31, bought back an additional 1.9mm in shares after quarter end through May 5. As of that date, MBI had $95mm of authorized capacity remaining under its share repurchase program.
- We are reiterating our Buy recommendation on MBI while increasing our price target to $13 (from $12) based on 0.50x the company's ABV as of March 31.
- National Public Finance Guarantee Corporation, MBI's municipal bond insurance unit, experienced an uptick in new business during 1Q15 that carried over to 2Q15 and accelerated. National wrote $38mm par amount of primary new insurance during 1Q15, then wrote or committed to write another $241mm subsequent to quarter end.
- **Valuation:** Our $13 price target is based on 0.50x the company's adjusted book value per share of $25.78 (ABV) as of March 31.

MBI	**$8.95**
12 month target	$13.00
Upside	45.3%
BUY	
52 week range	$8.02 - $12.98
Market Cap (m)	$1,635

Price Performance

MBI
SPX
13.39
11.85
10.30
8.76
7.22
($)
M-14 J-14 J-14 A-14 S-14 O-14 N-14 D-14 J-15 F-15 M-15 A-15 M-15

Source: IDC

Estimates

	1Q14 A	2Q14 A	3Q14 A	4Q14 A	FY14 A	1Q15 A	2Q15 E	3Q15 E	4Q15 E	FY15 E	FY16
Diluted EPS (Adj.)	1.32	0.45	0.80	0.11	3.02	0.37	0.10	0.10	0.09	0.70	-
Operating Income	256	120	173	20	569	69	18	17	15	120	-

Source: BTIG Research Estimates and Company Documents ($ in millions, except per share amount)

Source: Company Rearch Estimates and Company Estimates



Income Statement

MBIA Inc. Operating Model	Dec-11	Dec-12	Dec-13	Mar-14	Jun-14	Sep-14	Dec-14	Dec-14	Mar-15	Jun-15	Sep-15	Dec-15	Dec-15
($ Millions)	2011A	2012A	2013A	1Q14A	2Q14A	3Q14A	4Q14A	2014A	1Q15A	2Q15E	3Q15E	4Q15E	2015E
Scheduled premiums earned	457.0	372.0	304.0	69.0	63.0	64.0	62.0	258.0	55.0	52.3	49.6	47.2	204.0
Refunding premiums earned	148.0	232.0	153.0	19.0	26.0	52.0	42.0	139.0	46.0	42.6	40.4	38.4	167.4
Total premiums earned	**605.0**	**604.0**	**457.0**	**88.0**	**89.0**	**116.0**	**104.0**	**397.0**	**101.0**	**94.8**	**90.1**	**85.6**	**371.4**
Net investment income	408.0	214.0	166.0	50.0	42.0	44.0	43.0	179.0	37.0	38.9	40.8	40.6	157.2
Fees and reimbursments	27.0	61.0	21.0	4.0	4.0	17.0	15.0	40.0	1.0	5.0	5.0	5.0	16.0
Realized gains (losses) and other settlements on insured derivatives	(2,370.0)	(406.0)	(1,545.0)	(369.0)	(24.0)	(24.0)	(27.0)	(444.0)	(9.0)	-	-	-	(9.0)
Unrealized losses on insured derivatives	(440.0)	1,870.0	1,777.0	838.0	(23.0)	48.0	40.0	903.0	37.0	-	-	-	37.0
Other than temporary impairments recognized in AOCI	-	-	-		-	-	-	-	-	-	-	-	-
Net change in fair value of insured derivatives	**(2,810.0)**	**1,464.0**	**232.0**	**469.0**	**(47.0)**	**24.0**	**13.0**	**459.0**	**28.0**	**-**	**-**	**-**	**28.0**
Net gains (losses) on financial instruments at fair value and foreign exchange	(99.0)	55.0	69.0	(55.0)	61.0	57.0	15.0	78.0	30.0	-	-	-	30.0
Investment losses related to other-than-temporary impairments	(125.0)	(58.0)	13.0	-	-	(93.0)	(6.0)	(99.0)	-	-	-	-	-
Other-than-temporary impairments recognized in AOCI	24.0	(47.0)	15.0	-	-	79.0	5.0	84.0	-	-	-	-	-
Net investment losses related to other-than-temporary impairments	**(101.0)**	**(105.0)**	**28.0**	**-**	**-**	**(14.0)**	**(1.0)**	**(15.0)**	**-**	**-**	**-**	**-**	**-**
Other net realized gains (losses)	21.0	8.0	(28.0)	2.0	-	27.0	(3.0)	26.0	20.0	-	-	-	20.0
Revenues of consolidated VIEs													
Net investment income	73.0	67.0	43.0	12.0	13.0	12.0	13.0	50.0	12.0	11.9	11.9	11.8	47.6
Net gains (losses) on financial instruments at fair value and foreign exchange	40.0	18.0	160.0	3.0	23.0	8.0	16.0	50.0	(10.0)	-	-	-	(10.0)
Net gains (losses) on extinguishment of debt	280.0	49.0	61.0	4.0	2.0	-	-	6.0	-	-	-	-	-
Total revenues	**(1,556.0)**	**2,435.0**	**1,209.0**	**577.0**	**187.0**	**291.0**	**215.0**	**1,270.0**	**219.0**	**150.6**	**147.7**	**143.0**	**660.3**
Losses and loss adjustments	(81.0)	50.0	117.0	50.0	12.0	20.0	51.0	133.0	(6.0)	15.0	15.0	15.0	39.0
Amortization of deferred acquisition costs	64.0	50.0	46.0	10.0	8.0	13.0	13.0	44.0	13.0	12.9	12.7	12.6	51.2
Operating	309.0	382.0	327.0	46.0	49.0	46.0	54.0	195.0	35.0	34.7	34.3	34.0	137.9
Interest	300.0	283.0	236.0	54.0	52.0	52.0	52.0	210.0	50.0	48.5	47.0	45.6	191.2
Expenses of consolidated VIEs													
Operating	29.0	17.0	11.0	3.0	1.0	2.0	2.0	8.0	4.0	3.0	3.0	3.0	13.1
Interest	62.0	55.0	45.0	10.0	10.0	10.0	9.0	39.0	10.0	9.0	9.0	9.0	37.0
Total expenses	**683.0**	**837.0**	**782.0**	**173.0**	**132.0**	**143.0**	**181.0**	**629.0**	**106.0**	**123.1**	**121.1**	**119.2**	**469.4**
Pre-tax income	**(2,239.0)**	**1,598.0**	**427.0**	**404.0**	**55.0**	**148.0**	**34.0**	**641.0**	**113.0**	**27.5**	**26.6**	**23.7**	**190.9**
Provision (benefit) for income taxes	(920.0)	364.0	166.0	148.0	(65.0)	(25.0)	14.0	72.0	44.0	9.6	9.3	8.3	71.2
							0.4						
Net income	**(1,319.0)**	**1,234.0**	**261.0**	**256.0**	**120.0**	**173.0**	**20.0**	**569.0**	**69.0**	**17.9**	**17.3**	**15.4**	**119.6**
Diluted EPS	**(6.69)**	**6.33**	**1.35**	**1.32**	**0.45**	**0.80**	**0.11**	**3.02**	**0.37**	**0.10**	**0.10**	**0.09**	**0.70**
Diluted shares outstanding	197.02	194.90	193.92	190.03	192.91	188.42	188.27	188.27	182.74	177.74	174.24	170.74	170.74

Source: BTIG Research Estimates and Company Documents

Appendix: Analyst Certification and Other Important Disclosures

Analyst Certification

I, Mark Palmer, hereby certify that the views about the companies and securities discussed in this report are accurately expressed and that I have not received and will not receive direct or indirect compensation in exchange for expressing specific recommendations or views in this report.

I, Giuliano Bologna, hereby certify that the views about the companies and securities discussed in this report are accurately expressed and that I have not received and will not receive direct or indirect compensation in exchange for expressing specific recommendations or views in this report.

Regulatory Disclosures

Analyst Stock Ratings Definitions

BTIG LLC's ("BTIG") ratings, effective May 10, 2010, are defined as follows:

BUY – A stock that is expected at initiation to produce a positive total return of 15% or greater over the 12 months following the initial recommendation. The BUY rating may be maintained following initiation as long as it is deemed appropriate, notwithstanding price fluctuations that would cause the target to fall outside of the 15% return.

SELL – A stock that is expected at initiation to produce a negative total return of 15% or greater over the next 12 months following the initial recommendation. The SELL rating may be maintained following initiation as long as it is deemed appropriate, notwithstanding price fluctuations that would cause the target to fall outside of the 15% return.

NEUTRAL – A stock that is not expected to appreciate or depreciate meaningfully over the next 12 months.

NOT RATED – A stock that is not rated but that is covered by BTIG.

Distribution of Ratings and Investment Banking Clients

BTIG must disclose in each research report the percentage of all securities rated by the member to which the member would assign a "buy", "neutral" or "sell" rating. The said ratings are updated on a quarterly basis. BTIG must also disclose the percentage of subject companies within each of these three categories for whom the member has provided investment banking services within the previous twelve months. Below is the distribution of BTIG's research recommendations.

BUY: 57% NEUTRAL: 39% SELL: 4%

Stocks in coverage as of the end of the most recent calendar quarter (March 31, 2015): 142



The percentage of Investment banking services is calculated as of March 31, 2015. Distribution of investment Banking Relationships: BUY: 83% NEUTRAL: 17% SELL: 0%

For purposes of FINRA ratings distribution rules, BTIG's stock ratings of Buy, Neutral and Sell fall into Buy, Hold and Sell categories, respectively.

Company-Specific Regulatory Disclosures

MBIA, Inc. (MBI)

Valuation

Our $13 price target for MBI is based on 0.50x the company's adjusted book value per share of $25.78 (ABV) as of March 31.

Risks

The primary risks to our recommendation include potential deterioration related to structured-product insurance exposures and municipal-bond insurance exposures.


MBIA, Inc. (MBI)
($)
16.03
14.79
13.56
12.32
11.08
9.84
8.60
7.37
6.13
B
N
B
Mar-12
Jun-12
Sep-12
Dec-12
Mar-13
Jun-13
Sep-13
Dec-13
Mar-14
Jun-14
Sep-14
Dec-14
Mar-15

Note: Closing Price and Target Price have been adjusted for corporate actions.

Date	Closing Price ($)	Target Price ($)	Analyst	Rating
30-Nov-11	9.70	22.50	Mark Palmer	BUY
30-Jun-14	11.04		Mark Palmer	NEUTRAL
15-Aug-14	10.49	12	Mark Palmer	BUY

Other Disclosures

Additional Information Available Upon Request

BTIG LLC expects to receive or intends to seek compensation for investment banking services in the next 3 months from the following:

MBIA, Inc. (MBI)

BTIG LLC has received compensation for investment banking services in the past 12 months from the following:

MBIA, Inc. (MBI)

BTIG LLC had an investment banking services client relationship during the past 12 months with the following:

MBIA, Inc. (MBI)

General Disclosures

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Jurisdiction and Dissemination

BTIG is a U.S. broker-dealer and member of FINRA and SIPC.

BTIG Australia Limited ACN 128 554 601, member of ASIC and ASX; BTIG Hong Kong Limited, an Exchange Participant of SEHK and licensed and regulated by the SFC; BTIG Ltd, member of the LSE, authorized and regulated by the FSA; and BTIG Singapore Pte Ltd, registered and licensed with MAS; are all separate but affiliated entities of BTIG. Unless governing law permits otherwise, you must contact a BTIG entity in your home jurisdiction for further information, or if you want to use our services in effecting a transaction.

Issues and approved for distribution in the UK and EEA by BTIG Ltd. to eligible counterparties and professional clients only. Issued and distributed in Australia to "wholesale clients" only by BTIG Australia Limited. In Singapore and Hong Kong, further information may be obtained from BTIG Singapore Pte Ltd and BTIG Hong Kong Limited, respectively.



Harry Fong, Managing Director
(203) 355-3441 hfong@mkmpartners.com

Company Update, Price Target Change

Financials: Financial Guaranty

MBIA, Inc. (MBI, Buy, $15.00)

MBIA Shares Have Soared; Reiterating Buy Rating But Cutting Numbers

December 16, 2016

Key Data

Rating	Buy
12-Mo Price Target	$15.00
	Prior $12.00
Current Price	$11.30
52-Wk Range	$11.38 - $5.27
Avg. Vol. (3m)	1,958
Shares Out (mn)	135.7
Market Cap (mn)	1,533.4
Enterprise Value (mn)	$6,914.9
Fiscal Year End	Dec.

Price Performance

Source: FactSet

MBIA shares have increased more than 40% since Election Day versus about 6.5% for the S&P 500. Fundamentally, the company reported EPS after the close on Election Day at $0.04 against our and consensus estimates of $0.12. We left on a business trip after we voted and said in our November 9 note that we would update our model at a later date. We also said the focus of investor attention would not be earnings, rather it would be on seeking a special dividend from its regulator, the NYDFS.

While MBIA's National Public Finance unit has ample excess capital under the S&P AAA capital model that may reach $2 billion with 2016 numbers, it did not initiate any special dividend request. It did receive $118 million of "regular" dividends following the close of the quarter and it expects to receive a similar amount in 2017. However, it deferred asking for a special dividend until there is more clarity on Puerto Rico. Its competitor, Assured Guaranty (AGO, Buy, $38.04, $45 PT) did ask and received a special dividend, but the difference between AGO and MBIA could be linked to their relative exposure to Puerto Rico.

MBIA's net par exposure to Puerto Rico is currently $3.5 billion and net debt service exposure is $8.5 billion, with claims paying resources of $4.7 billion. Assured Guaranty's net par exposure is $4.8 billion and net debt service exposure of $8.1 billion, with total claims paying resources of $12 billion. With more Puerto Rico exposure to claims paying resources, MBIA prefers to hold back in asking for a special dividend. However, we believe it will ask after the PREPA restructuring is completed.

Meanwhile, the company has completed a liquidity financing in its legacy unit, MBIA Insurance Corp. such that it will be able to fully pay off the upcoming Zohar II securitizations. With this payment, most of the major issues that MBIA had to contend with from the financial crisis are behind it. It still has a little over $900 million of medium terms notes that it would like to pay down, but it does not present a significant liquidity issue anytime soon.

MBI's primary focus now is new business. National Public Finance has hired new senior people whose mission is to generate new business. However, that effort remains slow in part due to modest new business overall. If President-elect Trump's infrastructure program takes off, we believe new business could return to all financial guarantee companies that can write new business. However, even if the level of new business remains low as issuers and investors have accepted investing in uninsured muni bonds, then the industry as a whole may become targets for roll-up insurers, in our view. Either way, we believe the prospects for the active companies remains excellent.

We have updated our model through the third quarter. For 2016, we estimate adjusted operating EPS of $0.37, down from $0.47. Our 2017 number is $0.35, down from $0.47. The lower numbers reflect lower refunded premiums and a slightly higher loss ratio. We do not see earnings in the near term as significant for share appreciation as MBIA is still an excess capital story. We are reiterating our Buy recommendation, but increasing our price target to $15 from $12, based on a multiple of 0.5x our 2017 adjusted book value estimate of about $33.

Operating Income/Share Diluted	Q1	Q2	Q3	Q4	Year	Mult
2015A	0.18	0.11	0.15	0.07	0.52	21.7X
2016E	0.12A	0.12A	0.04A	0.10E	0.37E	30.5X
MKM Prior (E)				*0.12E*	*0.47E*	*23.7X*
2017E	0.09E	0.09E	0.09E	0.09E	0.35E	32.3X
MKM Prior (E)	*0.12E*	*0.11E*	*0.12E*	*0.13E*	*0.47E*	*23.7X*

Adjusted Book Value	Q1	Q2	Q3	Q4	Year	Mult
2015A	25.78	27.00	29.55	29.69	29.69	0.4x
2016E	31.74A	32.42A	32.39A	31.71E	31.71E	0.4x
MKM Prior (E)				*31.68E*	*31.68E*	*0.4x*
2017E	31.93E	32.17E	32.43E	32.70E	32.70E	0.3x
MKM Prior (E)	*31.94E*	*32.20E*	*32.48E*	*32.79E*	*32.79E*	*0.3x*



Equity Research
February 27, 2017

Financials

Mark Palmer
(212) 588-6582
mpalmer@btig.com
Giuliano Bologna
(212) 588-6583
gbologna@btig.com

MBIA, Inc.

Barriers to Approval of Special Dividend, New Business Prospects in Focus as MBI Readies 4Q16 Report

When we met with MBIA (MBI) management early last September, CEO Jay Brown and Chief Operating Officer Bill Fallon each addressed the prerequisites and timing of a potential special dividend from National Public Finance Guarantee Corp. to MBI's holding company, a dividend that could fuel share buybacks and provide more cushion against its debt service. At that point, the two issues that presumably would cause the New York State Department of Financial Services (NYSDFS) to refrain from approving MBI's request for a special dividend were the potential losses that would arise from the company's insured exposure to Puerto Rico's debt and a looming January 20 maturity on $770mm in Zohar II CDO notes that it insured at its structured product insurance unit.

- Asked at what point MBI would initiate a discussion with its regulator about a special decision, Fallon pointed to two things for investors to look for: "One, between now and year end seeing how the control board is thinking about some of these other credits, and two, the completion of the [Puerto Rico Electric Power Authority (PREPA)] deal."
- "Three to six months from now we should have an idea of how [the Puerto Rico Oversight, Management and Economic Stability Act (PROMESA)] is working," Brown said. "I would be surprised if we wouldn't be approaching the regulator sometime next year."
- Now, almost six months later, some of the issues that had stood in the way of MBI seeking regulatory approval for a special dividend persist. The PREPA deal has yet to be completed, and media reports have indicated that Puerto Rico Gov. Ricardo Rossello was considering renegotiating the agreement between the Puerto Rico Electric Power Authority (PREPA) and its creditors that had been reached in September 2015 with an eye toward extracting additional concessions.
- **Valuation:** Our $14 price target on MBI is based on 50% of our estimate of the company's ABV per share of $32.39 adjusted for estimated losses of $4.19 per share related to the company's insured exposure to Puerto Rico's debt.

MBI	**$10.47**
12 month target	$14.00
BUY	
52 week range	$6.41 - $11.49
Market Cap (m)	$1,377

Price Performance


MBI
SPX
12.64
11.26
9.87
8.49
7.10
5.72
F-16
M-16
A-16
M-16
J-16
J-16
A-16
S-16
O-16
N-16
D-16
J-17
F-17
($)

Source: IDC

Estimates

	1Q15 A	2Q15 A	3Q15 A	4Q15 A	FY15 A	1Q16 A	2Q16 A	3Q16 A	4Q16 E	FY16 E	FY17 E
Diluted EPS (Adj.)	0.37	0.36	(0.23)	0.54	1.08	(0.58)	(0.20)	0.23	0.05	(0.51)	0.35
Operating Income	68	63	(35)	82	178	(78)	(27)	31	7	(67)	45

Source: BTIG Estimates and Company Documents ($ in millions, except per share amount)

- The reports raised the prospect that MBI and its fellow municipal bond insurer, Assured Guaranty (AGO, Buy, $49 PT), could ultimately be forced to absorb a haircut on their insured exposures to PREPA's debt when they had not been required to do so as part of the deal cut in September 2015. However, we believe the likelihood of the bond insurers incurring a haircut of any significance is low insofar as the insurers can offer PREPA something its other creditors cannot: insurance that could provide the utility with capital markets access at some point.

- As such, we would not be surprised if Brown during MBI's 4Q16 conference call were to echo the comments offered by AGO CEO Dominic Frederico during the company's 4Q16 call last Friday. Frederico made it clear that if AGO were forced to take a loss on its insured exposure to PREPA's debt, the company could decide not to provide the utility with insurance in the future.

- While the outcome of the PREPA situation remains up in the air, MBI last November 28 addressed a significant source of uncertainty when it announced that it had secured senior financing of up to $325mm from holders of the Surplus Notes of MBIA Insurance Corp. which, together with $38mm in subordinated financing from its holding company and $60mm of the unit's own resources, would enable Corp. to address the January maturity on the Zohar II CDO notes. So the upshot is that while MBI appears closer to the point at which it could request approval of a special dividend from the NYSDFS thanks to the Zohar II financing, the company still appears to need to overcome some hurdles before it could do so.

- Meanwhile, we believe MBI is among the stocks with the most positive optionality to an increase in interest rates insofar as municipalities facing higher borrowing costs in an increasing rate environment are naturally more receptive to the company's sales pitches about the savings they could realize by buying credit enhancement. The volume of new business written by National picked up a tad during the first three quarters of 2016 but remained at low levels relative to those that had been the norm prior to the financial crisis. While investors' perceptions that the situation in Puerto Rico has become somewhat less dire has helped to lift MBI's valuation, we think the key to significant additional share price appreciation is evidence that demand for National's insurance is on the path to a wholesale revitalization.

- As we noted in a report on January 9, actions by the Trump Administration and Republican Congress could provide a spark to MBI's new business efforts, one that is grounded in the fact that the relative attractiveness of municipal bonds as an asset class is due in large part to the tax-exempt status of the interest on the bonds. As such, if the muni bond interest tax exemption were to be capped or eliminated as part of anticipated tax reform initiatives – and/or if individual and corporate tax rates were reduced as part of that reform – that could make muni bonds relatively less attractive to investors,



reduce demand for the bonds, increase the borrowing costs for municipalities, and help to drive demand for bond insurance.

- While both MBI and AGO would benefit from a pickup in demand for municipal bond insurance, MBI's shares may benefit more from a boost given the deeper discount at which they trade. AGO shares have rallied by more than 12% this year and now trade at 0.64x the company's adjusted book value (ABV) as of YE16. In contrast, MBI shares have declined by just over 2% this year and trade at 0.32x the company's ABV per share as of September 30.

- MBI is scheduled to report its 4Q16 results on Wednesday, March 1 after the market close, with a conference call slated for Thursday, March 2 at 8am ET. We estimate that the company will report 4Q16 operating earnings per share of $0.03 versus the consensus estimate of $0.08.

Among the questions we believe MBI management should address during the conference call are the following:

- MBI during 3Q16 did not buy back any shares, leaving $88mm under its share repurchase program as of September 30. The company's holding company had $237mm in cash and liquid assets as of September 30 excluding the $295mm held in its tax escrow account. **What is management's current thinking about additional buybacks going forward?**

- The insured portfolio of National has been running off at a healthy clip due to scheduled maturities and refundings. The unit's gross par outstanding shrank to $125bn at September 30 from $161mm at YE15 and $223bn at YE14. **What is management's expectation regarding the pace of refundings during FY17?**

- MBI on December 30 took possession of the assets of Zohar I at auction for a bid of $149.8mm, the amount that the company had been owed. The result gave rise to questions about whether MBIA Insurance Corp. would ever become a source of value to MBI shareholders. (We have never assigned any value to the unit in the more than five years we have covered the stock.) **What is management's current take on the likelihood that MBIA Insurance Corp. will eventually contribute in a positive way to the stock's valuation?**

Income Statement

MBIA Operating Model	Dec-11	Dec-12	Dec-13	Dec-14	Mar-15	Jun-15	Sep-15	Dec-15	Dec-15	Mar-16	Jun-16	Sep-16	Dec-16	Dec-16	Mar-17	Jun-17	Sep-17	Dec-17	Dec-17
($ Millions)	2011A	2012A	2013A	2014A	1Q15A	2Q15A	3Q15A	4Q15A	2015A	1Q16A	2Q16A	3Q16A	4Q16E	2016E	1Q17E	2Q17E	3Q17E	4Q17E	2017E
Scheduled premiums earned	457.0	372.0	304.0	258.0	55.0	51.0	47.0	46.0	199.0	45.0	44.0	42.0	41.0	172.0	40.1	39.3	38.5	37.8	155.8
Refunding premiums earned	148.0	232.0	153.0	139.0	46.0	40.0	37.0	50.0	173.0	30.0	29.0	35.0	34.7	128.7	34.3	34.0	33.6	33.3	135.2
Total premiums earned	**605.0**	**604.0**	**457.0**	**397.0**	**101.0**	**91.0**	**84.0**	**96.0**	**372.0**	**75.0**	**73.0**	**77.0**	**75.6**	**300.6**	**74.4**	**73.3**	**72.2**	**71.1**	**290.9**
Net investment income	408.0	214.0	166.0	179.0	37.0	37.0	38.0	40.0	152.0	39.0	37.0	39.0	38.2	153.2	38.6	39.0	39.4	39.8	156.7
Fees and reimbursments	27.0	61.0	21.0	40.0	1.0	2.0	1.0	2.0	6.0	1.0	1.0	22.0	5.0	29.0	5.3	5.3	5.3	5.3	21.0
Realized gains (losses) and other settlements on insured derivatives	(2,370.0)	(406.0)	(1,545.0)	(444.0)	(9.0)	(3.0)	(18.0)	2.0	(28.0)	(14.0)	(2.0)	(4.0)	-	(20.0)	-	-	-	-	-
Unrealized losses on insured derivatives	(440.0)	1,870.0	1,777.0	903.0	37.0	63.0	21.0	36.0	157.0	(14.0)	(6.0)	20.0	-	-	-	-	-	-	-
Other than temporary impairments recognized in AOCI	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net change in fair value of insured derivatives	**(2,810.0)**	**1,464.0**	**232.0**	**459.0**	**28.0**	**60.0**	**3.0**	**38.0**	**129.0**	**(28.0)**	**(8.0)**	**16.0**	**-**	**(20.0)**	**-**	**-**	**-**	**-**	**-**
Net gains (losses) on financial instruments at fair value and foreign exchange	(99.0)	55.0	69.0	78.0	30.0	45.0	(55.0)	43.0	63.0	(69.0)	14.0	38.0	-	(17.0)	-	-	-	-	-
Investment losses related to other-than-temporary impairments	(125.0)	(58.0)	13.0	(99.0)	3.0	(9.0)	(1.0)	(2.0)	(9.0)	(1.0)	-	-	-	(1.0)	-	-	-	-	-
Other-than-temporary impairments recognized in AOCI	24.0	(47.0)	15.0	84.0	(4.0)	2.0	(2.0)	(1.0)	(5.0)	2.0	-	-	-	2.0	-	-	-	-	-
Net investment losses related to other-than-temporary impairments	**(101.0)**	**(105.0)**	**28.0**	**(15.0)**	**(1.0)**	**(7.0)**	**(3.0)**	**(3.0)**	**(14.0)**	**1.0**	**-**	**-**	**-**	**1.0**	**-**	**-**	**-**	**-**	**-**
Other net realized gains (losses)	21.0	8.0	(28.0)	26.0	20.0	(1.0)	(1.0)	(1.0)	17.0	(1.0)	3.0	(2.0)	-	-	-	-	-	-	-
Revenues of consolidated VIEs																			
Net investment income	73.0	67.0	43.0	50.0	12.0	13.0	12.0	49.0	86.0	15.0	5.0	5.0	-	25.0	-	-	-	-	-
Net gains (losses) on financial instruments at fair value and foreign exchange	40.0	18.0	160.0	50.0	(10.0)	6.0	13.0	33.0	42.0	(1.0)	(7.0)	8.0	-	-	-	-	-	-	-
Net gains (losses) on extinguishment of debt	280.0	49.0	61.0	6.0	-	(1.0)	-	-	(1.0)	-	-	-	-	-	-	-	-	-	-
Total revenues	**(1,556.0)**	**2,435.0**	**1,209.0**	**1,270.0**	**218.0**	**245.0**	**92.0**	**297.0**	**852.0**	**32.0**	**118.0**	**203.0**	**118.8**	**471.8**	**118.3**	**117.5**	**116.8**	**116.1**	**468.7**
Losses and loss adjustments	(81.0)	50.0	117.0	133.0	(6.0)	46.0	39.0	44.0	123.0	22.0	77.0	50.0	15.0	164.0	13.5	13.5	13.5	13.5	54.0
Amortization of deferred acquisition costs	64.0	50.0	46.0	44.0	13.0	13.0	11.0	13.0	50.0	10.0	10.0	10.0	9.5	39.5	8.6	8.1	7.7	7.3	31.7
Operating	309.0	382.0	327.0	195.0	35.0	32.0	35.0	38.0	140.0	35.0	30.0	32.0	32.1	129.1	32.2	32.2	32.3	32.4	129.1
Interest	300.0	283.0	236.0	210.0	50.0	50.0	49.0	50.0	199.0	50.0	49.0	49.0	48.5	196.5	47.3	46.1	45.0	43.8	182.2
Expenses of consolidated VIEs																			
Operating	29.0	17.0	11.0	8.0	4.0	3.9	3.0	3.0	13.9	4.0	3.0	3.0	2.9	12.9	2.9	2.8	2.7	2.6	11.0
Interest	62.0	55.0	45.0	39.0	10.0	9.0	10.0	10.0	39.0	12.0	4.0	4.0	4.0	24.0	4.0	4.0	4.0	4.0	16.0
Total expenses	**683.0**	**837.0**	**782.0**	**629.0**	**106.0**	**153.9**	**147.0**	**158.0**	**564.9**	**133.0**	**173.0**	**148.0**	**112.0**	**566.0**	**108.4**	**106.8**	**105.2**	**103.7**	**424.0**
Pre-tax income (loss)	**(2,239.0)**	**1,598.0**	**427.0**	**641.0**	**112.0**	**91.1**	**(55.0)**	**139.0**	**287.1**	**(101.0)**	**(55.0)**	**55.0**	**6.8**	**(94.2)**	**9.9**	**10.8**	**11.6**	**12.4**	**44.6**
Provision (benefit) for income taxes	(920.0)	364.0	166.0	72.0	44.0	28.0	(20.0)	57.0	109.0	(23.0)	(28.0)	24.0	-	(27.0)	-	-	-	-	-
Net income (loss)	**(1,319.0)**	**1,234.0**	**261.0**	**569.0**	**68.0**	**63.1**	**(35.0)**	**82.0**	**178.1**	**(78.0)**	**(27.0)**	**31.0**	**6.8**	**(67.2)**	**9.9**	**10.8**	**11.6**	**12.4**	**44.6**
Diluted EPS	**(6.69)**	**6.33**	**1.35**	**3.02**	**0.37**	**0.36**	**(0.23)**	**0.54**	**1.08**	**(0.58)**	**(0.20)**	**0.23**	**0.05**	**(0.51)**	**0.08**	**0.08**	**0.09**	**0.10**	**0.35**
Diluted shares outstanding	197.02	194.90	193.92	188.27	182.74	173.20	155.20	151.50	165.66	135.81	132.68	132.04	130.04	132.64	129.04	128.04	127.04	126.04	126.04

Source: BTIG Estimates and Company Documents

BTIG Covered Companies Mentioned in this Report

MBIA, INC. (MBI, Buy, $14.00 PT; Current Price: $10.47; Analyst: Mark.Palmer)
ASSURED GUARANTY LTD. (AGO, Buy, $49.00 PT; Current Price: $42.38; Analyst: Mark.Palmer)



Appendix: Analyst Certification and Other Important Disclosures

Analyst Certification

I, Mark Palmer, hereby certify that the views about the companies and securities discussed in this report are accurately expressed and that I have not received and will not receive direct or indirect compensation in exchange for expressing specific recommendations or views in this report.

I, Giuliano Bologna, hereby certify that the views about the companies and securities discussed in this report are accurately expressed and that I have not received and will not receive direct or indirect compensation in exchange for expressing specific recommendations or views in this report.

Regulatory Disclosures

Analyst Stock Ratings Definitions

BTIG LLC's ("BTIG") ratings, effective May 10, 2010, are defined as follows:

BUY – A stock that is expected at initiation to produce a positive total return of 15% or greater over the 12 months following the initial recommendation. The BUY rating may be maintained following initiation as long as it is deemed appropriate, notwithstanding price fluctuations that would cause the target to fall outside of the 15% return.

SELL – A stock that is expected at initiation to produce a negative total return of 15% or greater over the next 12 months following the initial recommendation. The SELL rating may be maintained following initiation as long as it is deemed appropriate, notwithstanding price fluctuations that would cause the target to fall outside of the 15% return.

NEUTRAL – A stock that is not expected to appreciate or depreciate meaningfully over the next 12 months.

NOT RATED – A stock that is not rated but that is covered by BTIG.

Distribution of Ratings and Investment Banking Clients

BTIG must disclose in each research report the percentage of all securities rated by the member to which the member would assign a "buy", "neutral" or "sell" rating. The said ratings are updated on a quarterly basis. BTIG must also disclose the percentage of subject companies within each of these three categories for whom the member has provided investment banking services within the previous twelve months. **Stocks under coverage as of the end of the most recent calendar quarter (December 31, 2016): 257**

Distribution of BTIG's Research Recommendations (as of December 31, 2016):
BUY: 54.1%; NEUTRAL: 42.4%; SELL: 3.5%

Distribution of BTIG's Investment Banking Services (as of December 31, 2016):
BUY: 14.4%; NEUTRAL: 1.8%; SELL: 0.0%

For purposes of FINRA ratings distribution rules, BTIG's stock ratings of Buy, Neutral and Sell fall into Buy, Hold and Sell categories, respectively.

Company Valuation and Risk Disclosures

MBIA, Inc. (MBI, Buy, $14.00 PT)

Valuation: Our $14 price target on MBI is based on 50% of our estimate of the company's ABV per share of $32.39 adjusted for estimated losses of $4.19 per share related to the company's insured exposure to Puerto Rico's debt.

Risks: The primary risks to our valuation include greater than expected losses with respect to insured exposure to Puerto Rico's debt. Increased losses on the broader insured municipal portfolio. The potential negative impact of a credit rating downgrade on ability to write new business.


MBIA, Inc. (MBI)
($)
16.59
15.28
13.98
12.68
11.38
10.07
8.77
7.47
6.16
4.86
Dec-13
Mar-14
Jun-14
Sep-14
Dec-14
Mar-15
Jun-15
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16

Note: Closing Price and Target Price have been adjusted for corporate actions.

Date	Closing Price ($)	Target Price ($)	Analyst	Rating
30-Nov-11	9.70	22.50	Mark Palmer	Buy
30-Jun-14	11.04	N/A	Mark Palmer	Neutral
15-Aug-14	10.49	12	Mark Palmer	Buy
12-May-15	9.09	13	Mark Palmer	Buy
29-Jun-15	6.37	N/A	Mark Palmer	Neutral
23-Jul-15	6.29	10	Mark Palmer	Buy
05-Nov-15	8.28	11	Mark Palmer	Buy
01-Mar-16	7.93	13	Mark Palmer	Buy
21-Jun-16	6.82	14	Mark Palmer	Buy

Assured Guaranty Ltd. (AGO, Buy, $49.00 PT)

Valuation: Our $49 price target is based on 0.65x our YE18E adjusted book value (ABV) per share of $79.05, minus $4.22 per share representing the estimated impact of potential losses related to AGO's insured exposure to Puerto Rico's debt.

Risks: The primary risk to achieving our target price include ratings downgrade risks, credit risk related to municipal bond and structured product exposures, and exposures to troubled Puerto Rico credits.


Assured Guaranty Ltd. (AGO)
($)
42.84
40.16
37.47
34.78
32.09
29.40
26.71
24.03
21.34
18.65
Dec-13
Mar-14
Jun-14
Sep-14
Dec-14
Mar-15
Jun-15
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16

Note: Closing Price and Target Price have been adjusted for corporate actions.

Date	Closing Price ($)	Target Price ($)	Analyst	Rating
05-Dec-11	12.23	35	Mark Palmer	Buy
29-Feb-12	16.80	37	Mark Palmer	Buy
07-Aug-12	11.72	35	Mark Palmer	Buy
08-Aug-13	21.91	37	Mark Palmer	Buy
07-Nov-14	24.53	39	Mark Palmer	Buy
25-Feb-15	26.37	40	Mark Palmer	Buy
07-May-15	26.11	41	Mark Palmer	Buy
29-Jun-15	23.76	N/A	Mark Palmer	Neutral
08-Jul-15	24.49	34	Mark Palmer	Buy
05-Nov-15	29.47	35	Mark Palmer	Buy
04-Nov-16	32.10	37	Mark Palmer	Buy
22-Nov-16	35.24	41	Mark Palmer	Buy
23-Feb-17	42.38	49	Mark Palmer	Buy

Company–Specific Regulatory Disclosures

BTIG LLC expects to receive or intends to seek compensation for investment banking services in the next 3 months from: Assured Guaranty Ltd. (AGO), MBIA, Inc. (MBI)

BTIG LLC has received compensation for investment banking services in the past 12 months from: Assured Guaranty Ltd. (AGO), MBIA, Inc. (MBI)

BTIG LLC had an investment banking services client relationship during the past 12 months with: Assured Guaranty Ltd. (AGO), MBIA, Inc. (MBI)

Other Disclosures

Additional Information Available Upon Request

General Disclosures

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MKM PARTNERS
Your Vision. Our Focus.

Harry Fong, Managing Director
(203) 355-3441 hfong@mkmpartners.com

Earnings Review

Financials: Financial Guaranty

MBIA, Inc. (MBI, Buy, $15.00)

MBIA Reports A Small Loss, But Not Meaningful; Still Waiting For A "Special Dividend"

March 2, 2017

Key Data

Rating	Buy
12-Mo Price Target	$15.00
Current Price	$10.12
52-Wk Range	$11.65 - $6.34
Avg. Vol. (3m)	1,641
Shares Out (mn)	135.7
Market Cap (mn)	1,373.3
Fiscal Year End	Dec.

Price Performance


13
12
11
10
9
8
7
6
Apr-16
Jun-16
Aug-16
Oct-16
Dec-16
Feb-17
MBIA, Inc.
Relative to S&P 500 (SPX)

Source: Factset

MBIA reported a 2016 fourth quarter operating loss of $0.05 per share against our estimate of $0.10 and the consensus estimate of $0.11. It also reported a GAAP net loss of $2.01 for the quarter that chiefly reflects the loss on carry value related to its UK unit that was sold to Assured Guaranty in the first quarter of 2017. The sale of the UK unit is a major positive for the company. MBIA also made a modest adjustment to the way it calculates its adjusted book value (ABV) this quarter to remove the MBIA Ins Corp results in its entirety. The difference is not significant in the calculation with the 2015 ABV giving up $0.71 under the new formula from $29.69 to $28.98. The 2016 year end ABV was $31.88.

In our view, the company's operating results were essentially in-line. The sale of the UK unit, while not an economic event for the company, is nonetheless important as it removes the last major potential liquidity issue for the legacy unit. MBIA still has some work to do to put its legacy unit into auto drive, but liquidity is no longer a significant risk.

National Public Finance reported a loss ratio of 45% for the quarter against our estimate of 20%. The $28 million of losses incurred this quarter were all due to a higher risk-free interest rate used for discounting loss and recovery estimates. The company did not post any additional reserves for Puerto Rico this quarter as it likely concluded that the events in Puerto Rico during the quarter did not warrant any changes in their probability analysis of potential losses and recoveries.

Looking forward, we have reduced our 2017 earnings estimate to $0.05 from $0.35. We are also initiating a 2018 estimate of $0.00. The key reason for cutting our 2017 estimate is a higher loss ratio as a higher risk free rate will likely affect the discounting of reserves more so in 2017 than 2016. Our 2018 estimate reflects a sharp decline in earnings from refunding. This item is impossible to estimate, but we know that new muni issuance dropped to zero in 2008 so the 10 year call date on bonds will not lead to refundings. There will be some, but nothing like we have seen over the past several years and possibly again in 2017.

The key item that investors are focused on for MBIA today is when the company will make a request to the New York regulator for a special dividend. We believe MBIA's National Public Finance unit has ample excess capital under the S&P AAA capital model that may reach $2 billion with 2016 numbers up from about $1.5 billion in 2015. MBIA management has indicated that it will likely go for a special dividend once it believes the outlook for Puerto Rico is more certain. To us, that means after the PREPA restructuring is completed. There remain three consumer activists groups challenging the new electric rates that we believe will be dispensed by the court in due course. There were originally seven groups challenging the rates, four have gone away. We maintain our Buy recommendation with a price target of $15, based on a multiple of 0.5x our 2018 adjusted book value estimate of about $32.

Operating Income/ Share Diluted	Q1	Q2	Q3	Q4	Year	Mult
2016A	0.12	0.12	0.04	(0.05)	0.23	44.0X
2017E	0.02E	0.01E	0.02E	0.01E	0.05E	202.4X
MKM Prior (E)	*0.09E*	*0.09E*	*0.09E*	*0.09E*	*0.35E*	*28.9X*
2018E	0.01E	0.00E	0.00E	0.00E	0.00E	NM

Adjusted Book Value	Q1	Q2	Q3	Q4	Year	Mult
2016A	31.74	32.42	32.39	31.88	31.88	0.3x
2017E	31.88E	31.88E	31.88E	31.88E	31.88E	0.3x
MKM Prior (E)	*31.93E*	*32.17E*	*32.43E*	*32.70E*	*32.70E*	*0.3x*
2018E	31.88E	31.88E	31.88E	31.88E	31.88E	0.3x

Headquarters: 300 First Stamford Place, 4th Floor East, Stamford, CT 06902
Member FINRA and SIPC. Additional Information on all of our research calls is available upon request.
See pages 3-4 for analyst certification and important disclosures.



Harry Fong
203-355-3441
hfong@mkmpartners.com

MBIA Earnings Model

Price Target
$15

3/1/2017	4Q15A	2015A	1Q16A	2Q16A	3Q16A	4Q16A	2016A	1Q17E	2Q17E	3Q17E	4Q17E	2017E	1Q18E	2Q18E	3Q18E	4Q18E	2018E
($ in thousands except EPS)																	
National Public Finance Results																	
Scheduled Premiums Earned	28,000	123,622	26,000	27,000	23,000	22,000	98,000	21,000	20,000	19,000	19,000	79,000	19,000	18,000	18,000	17,000	72,000
Refunded Premiums Earned	50,000	179,608	32,000	28,000	36,000	40,000	136,000	30,000	30,000	30,000	30,000	120,000	10,000	10,000	10,000	10,000	40,000
Net Premiums Earned (National)	$78,000	304,000	$58,000	$55,000	$59,000	$62,000	234,000	$51,000	$50,000	$49,000	$49,000	199,000	$29,000	$28,000	$28,000	$27,000	112,000
% Change	*-3.7%*	*8.2%*	*-31.8%*	*-24.7%*	*-13.2%*	*-20.5%*	*-23.0%*	*-12.1%*	*-9.1%*	*-16.9%*	*-21.0%*	*-15.0%*	*-43.1%*	*-44.0%*	*-42.9%*	*-44.9%*	*-43.7%*
Net Investment Income	30,000	115,000	31,000	29,000	30,000	29,000	119,000	31,000	29,000	30,000	29,000	119,000	30,380	28,420	29,400	28,420	116,620
% Change	3.4%	-3.4%	6.9%	8.0%	3.4%	-3.3%	3.5%	0.0%	0.0%	0.0%	0.0%	0.0%	-2.0%	-2.0%	-2.0%	-2.0%	-2.0%
Other, Including Realized Gains/(Losses)	11,000	5,000	10,000	25,000	33,000	4,000	72,000	0	0	0	0	0	0	0	0	0	0
Total Revenues	$119,000	$423,000	$99,000	$109,000	$122,000	$95,000	$361,000	$82,000	$79,000	$79,000	$78,000	$326,000	$59,380	$56,420	$57,400	$55,420	$236,620
Expenses:																	
Losses and LAE Incurred	$10,000	$5,000	$9,000	$9,000	$28,000	$28,000	$74,000	$22,950	$22,500	$22,050	$22,050	$89,550	$13,050	$12,600	$12,600	$12,150	$50,400
Amortization of DAC	16,000	$65,000	12,000	12,000	12,000	13,000	$49,000	10,710	10,500	10,290	10,290	$41,790	6,090	5,880	5,880	5,670	$23,520
Operating Expenses	15,000	62,000	15,000	15,000	15,000	15,000	60,000	12,750	12,500	12,250	12,250	49,750	7,250	7,000	7,000	6,750	28,000
Total Expenses	$41,000	$132,000	$36,000	$36,000	$55,000	$56,000	$183,000	$46,410	$45,500	$44,590	$44,590	$181,090	$26,390	$25,480	$25,480	$24,570	$101,920
Loss Ratio	12.8%	1.6%	15.5%	16.4%	47.5%	45.2%	31.6%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%
DAC Amortization Ratio	20.5%	21.4%	20.7%	21.8%	20.3%	21.0%	20.9%	21.0%	21.0%	21.0%	21.0%	21.0%	21.0%	21.0%	21.0%	21.0%	21.0%
Expense Ratio	19.2%	20.4%	25.9%	27.3%	25.4%	24.2%	25.6%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%
Combined Ratio	52.6%	43.4%	62.1%	65.5%	93.2%	90.3%	78.2%	91.0%	91.0%	91.0%	91.0%	91.0%	91.0%	91.0%	91.0%	91.0%	91.0%
Pre Tax Income - National Public Finance	$78,000	$291,000	$63,000	$73,000	$67,000	$39,000	$178,000	$35,590	$33,500	$34,410	$33,410	$136,910	$32,990	$30,940	$31,920	$30,850	$126,700
Tax Rate	34.6%	35.1%	34.9%	32.9%	32.8%	-2.6%	37.6%	37.0%	37.0%	36.0%	36.0%	36.5%	37.0%	37.0%	36.0%	36.0%	36.5%
Taxes	27,000	102,000	22,000	24,000	22,000	(1,000)	67,000	13,168	12,395	12,388	12,028	$49,979	12,206	11,448	11,491	11,106	$46,251
Net Income - National Public Finance	$51,000	$189,000	$41,000	$50,000	$45,000	$40,000	$111,000	$22,422	$21,105	$22,022	$21,382	$86,932	$20,784	$19,492	$20,429	$19,744	$80,449
Less Gains (losses) and Other	$7,000	$3,000	$4,000	$16,000	$21,000	$15,000	$56,000	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Operating Income - National Public Finance	$44,000	$188,000	$37,000	$34,000	$24,000	$25,000	$120,000	$22,422	$21,105	$22,022	$21,382	$86,932	$20,784	$19,492	$20,429	$19,744	$80,449
Net Income (Loss) - Corporate	($15,000)	($20,000)	($20,000)	($20,000)	($15,000)	$26,000	($29,000)	($20,000)	($20,000)	($20,000)	($20,000)	($80,000)	($20,000)	($20,000)	($20,000)	($20,000)	($80,000)
Less Gains (losses) FX and Other	$19,000	$81,000	($18,000)	($1,000)	$4,000	($57,000)	($72,000)	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Corprate Operating Income (Loss)	($34,000)	($101,000)	($21,000)	($19,000)	($19,000)	($31,000)	($90,000)	($20,000)	($20,000)	($20,000)	($20,000)	($80,000)	($20,000)	($20,000)	($20,000)	($20,000)	($80,000)
MBIA Inc. Operating Income	**$10,000**	**$87,000**	**$16,000**	**$15,000**	**$5,000**	**($6,000)**	**$30,000**	**$2,422**	**$1,105**	**$2,022**	**$1,382**	**$6,932**	**$784**	**($508)**	**$429**	**($256)**	**$449**
Net Income Per Share, MBIA Inc.	$0.54	$1.06	($0.58)	($0.20)	$0.23	($2.01)	($2.54)										
Less Gains (losses) FX and Other	$0.47	$0.54	($0.70)	($0.32)	$0.19	($1.96)	($2.77)										
Operating Income Per Share, MBIA Inc.	**$0.07**	**$0.52**	**$0.12**	**$0.12**	**$0.04**	**($0.05)**	**$0.23**	**$0.02**	**$0.01**	**$0.02**	**$0.01**	**$0.05**	**$0.01**	**($0.00)**	**$0.00**	**($0.00)**	**$0.00**
Weighted Average Diluted Shares	147,956	164,870	136,400	132,677	132,042	131,906	133,256	129,906	127,906	125,906	123,906	126,906	121,906	119,906	117,906	115,906	118,906
GAAP Book Value per Share	$24.61	$24.61	$26.42	$26.88	$26.95	$23.87	$23.87	$27.40	$27.69	$28.02	$28.32	$28.32	$28.96	$29.45	$29.97	$30.49	$30.49
Adjusted Book Value per Share	**$29.69**	**$28.98**	**$31.74**	**$32.42**	**$32.39**	**$31.88**	**$31.88**	**$31.88**	**$31.88**	**$31.88**	**$31.88**	**$31.88**	**$31.88**	**$31.88**	**$31.88**	**$31.88**	**$31.88**

Source: Company Reports and MKM Partners Estimates


Rating and Price Target History for: MBIA, Inc. (MBI) as of 02-28-2017
06/29/15
N:$8
11/03/15
B:$12
12/16/16
B:$15
18
15
12
9
6
3
Q1
Q2
Q3
2015
Q1
Q2
Q3
2016
Q1
Q2
Q3
2017
Created by BlueMatrix

Valuation Methodology:

MBI: Our price target of $15 is based on a multiple of 0.5x our 2017 adjusted book value estimate of about $33.

Risks:

MBI: There are always risks that the target price for any security will not be realized. In addition to general market and macroeconomic risks, for MBI, these risks include, among other things: The deficit at Global Funding continues to widen and infringes on MBIA Inc; MBIA Corp fails to recover R&W damages from Credit Suisse; Remaining exposures at MBIA Corp suffer losses; Puerto Rico results in substantial losses.

Explanation of MKM Partners Rating System

“Buy” Security is expected to appreciate 15% or more on an absolute basis in the next 12 months.

“Neutral” Security is not expected to significantly appreciate or depreciate in value in the next 12 months.

“Sell” Security is expected to depreciate 15% or more on an absolute basis in the next 12 months.

Distribution of Ratings
MKM Partners, Equity Research

Rating	Count	Percent	Investment Banking Serv./Past 12 Mos. Count	Investment Banking Serv./Past 12 Mos. Percent
BUY [BUY]	76	52.41	1	0.69
HOLD [NEUTRAL]	66	45.52	0	0
SELL [SELL]	3	2.07	0	0

Analyst Certification

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Important Disclosures

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Initiation of Coverage

February 4, 2018

Bose George
212 887 3843
bgeorge@kbw.com

Tommy McJoynt-Griffith, CFA, CPA
212 887 3883
mcjoyntt@kbw.com

Eric Hagen
212 887 3834
hagene@kbw.com

Financial Guarantors

MBIA Inc.

(MBI, $7.50, Market Perform)

A Concentrated Play on Puerto Rico; Initiating Coverage

Investment Opinion

MBIA Inc. (MBI) is a financial guarantor that was, until a recent rating agency downgrade, one of only three bond insurers actively writing new business. Now the company has ceased writing new guarantees. MBIA's primary challenge remains its exposure to Puerto Rico where we believe the company's potential losses in a stressed scenario could weigh heavily on the shares. While the shares appear inexpensive at around 30% of adjusted book, there's a very broad range of potential values for the company based on various outcomes in Puerto Rico. As a result, we are initiating coverage with a Market Perform rating.

- MBIA has $3.4 billion of gross par and $8.2 billion in gross debt service related to Puerto Rico, and we believe headlines out of the island will continue to drive the shares over the next year. While the company's reserves and equity are modest in comparison to these numbers, principal and interest (P&I) payments are only payable when due, so we do not expect the company to have any difficulty covering Puerto Rico related losses in the near-term.

- Even if losses are fairly material in Puerto Rico, we see limited near-term liquidity risk. The company's current liquidity at MBIA Inc. (the holdco), combined with as-of-right dividends from its main subsidiary, National Public Finance Guarantee (National), gives it a reasonable cushion. Also, while its other subsidiary, MBIA Insurance Corporation (MBIA Corp.), has negative equity, this is a legally separate entity which has no claim on the parent company.

- Share repurchases could continue to provide technical support for the shares. From the end of 3Q through November 3, 2017, National purchased 31.3 million shares at an average price of $7.17, and National has the ability to continue directly purchasing MBI shares in the open market. The company also announced a new $250 million repurchase authorization at that time.

- Given the limited visibility on outcomes in Puerto Rico combined with the company's significant exposure to that risk, we are initiating coverage with a Market Perform rating.

Please refer to important disclosures and analyst certification information on pages 28–33 of this report.

MBIA Inc. (MBI) — Exchange: NYSE

Price (2/01/18)	$7.50
Target Price	$7.00
% Upside to Target Price	(6.7%)
P/B (GAAP)	0.5x
P/B (Adjusted)	0.3x
2019E P/E	NM
Indicated Dividend / Yield	$0.00 / 0.0%

Rating: Market Perform

52-Week Price Range	$6.04 - $10.89
Dividend Payout Ratio (est.)	0.0%
Diluted Shares Outstanding (mm)	91.8
Market Capitalization (mm)	$688
Average Daily Volume	2,555,469
Insider Ownership	6.5%
Institutional Ownership	137.1%

Operating Earnings Per Share — FY: December

	1Q	2Q	3Q	4Q	Year
2015	$0.19	$0.11	$0.15	$0.07	$0.52
2016	$0.12	$0.11	$0.04	($0.05)	$0.22
2017E	0.07 A	(1.11)A	(0.91)A	($0.08)	($2.03)
2018E	($0.33)	($0.35)	($0.35)	($0.38)	($1.41)
2019E					($2.22)

GAAP Earnings Per Share

	1Q	2Q	3Q	4Q	Year
2015	$0.37	$0.36	($0.23)	$0.54	$1.05
2016	($0.58)	($0.20)	$0.23	($2.01)	($2.56)
2017E	(0.55)A	(9.78)A	(2.17)A	($0.24)	($12.74)
2018E	($0.62)	($0.64)	($0.65)	($0.68)	($2.59)
2019E					($3.47)

GAAP Book Value Per Share

	1Q	2Q	3Q	4Q	Year
2015	$21.35	$22.26	$24.20	$24.61	$24.61
2016	$26.42	$26.88	$26.95	$23.87	$23.87
2017E	$24.73A	$15.45A	$13.88A	$15.82	$15.82
2018E	$15.37	$14.89	$14.40	$13.87	$13.87
2019E					$10.87

Peer Group / Indices

Comps / Index	Current	Year-end	% Change
MBI	$7.50	$7.32	2.5%
AGO	$36.44	$33.87	7.6%
AMBC	$16.35	$15.98	2.3%
SYCRF	$3.49	$2.41	44.8%
DJIA	26,149	24,719	5.8%
S&P 500	2,822	2,674	5.5%

Price-to-Book Value per Share Comps


0.80x
0.70x
0.60x
0.50x
0.40x
0.30x
0.20x
0.10x
0.00x
0.54x
0.62x
0.49x
0.71x
MBI
AGO
AMBC
SYCRF

Note: Book values as of 3Q17. AGO=Assured Guaranty Ltd.; AMBC=Ambac Financial Group, Inc.; SYCRF=Syncora Holdings Ltd.

Source: Company reports and FactSet.

Puerto Rico Debt Service Exposure


$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
COFINA
PREPA
GOs
PRHTA
Other

Note: $ in millions, as of 3Q17. COFINA = Spanish acronym for the sales tax financing bonds; PREPA = Puerto Rico Electric Power Authority; GOs = General obligation bonds of the Commonwealth; PRHTA = Puerto Rico Highway and Transportation Authority (HTA)

Source: Company reports and KBW Research.

Please refer to important disclosures and analyst certification information on pages 28–33 of this report.

Table of Contents

All pricing metrics within this report are as of February 1, 2018, unless otherwise noted.

Please refer to important disclosures and analyst certification information on pages 28–33 of this report.

Investment Opinion

We are initiating coverage of MBIA Inc. with a Market Perform rating and a 12-month price target of $7. While the shares remain inexpensive at around 30% of adjusted book value, we think near-term outperformance is unlikely given the meaningful exposure to Puerto Rico. While there could be longer-term upside, this would depend on a fairly benign outcome in Puerto Rico.

Key Points

- ***Puerto Rico Overhang Continues.*** MBI has $3.4 billion of gross par and $8.2 billion in gross debt service related to Puerto Rico, primarily related to Puerto Rico Electric Power Authority (PREPA), the Commonwealth's general obligation bonds (GOs), COFINA (the Spanish acronym for the sales tax financing bonds), and the Highway and Transportation Authority (HTA), all of which have already defaulted. The company's P&I exposure is 316% of shareholders' equity compared to 119% for Assured Guaranty Ltd. (AGO). This increased concentration makes the outcome of Puerto Rico a far bigger driver of the longer-term value of the company than is the case for AGO.

- ***We See Limited Near-Term Liquidity Risk.*** Given the current liquidity at MBIA Inc., combined with dividends from National, the company appears well positioned from a liquidity standpoint for the next five years. Further, even if Puerto Rico losses are fairly meaningful, National appears to have the claims paying resources to meet this.

- ***Share Repurchases Could Provide Technical Support for the Shares.*** The company purchased 43 million shares in 2017 through November 3. At the time of its 3Q earnings announcement in early November, the company noted that subsequent to the end of 3Q National had purchased 31.3 million additional MBI shares at an average price of $7.17, which exhausted the then existing share repurchase authorization. However, at that time, the company also announced a new $250 million share repurchase authorization and the willingness to repurchase more MBI shares at National.

- ***Near-Term Capital Return from Holding Company (MBIA Inc.) Likely to be Limited.*** Historically, the company was able to upstream capital to the holding company from National through regular dividends, special dividends, and payments related to the tax sharing agreement. While we would expect normal dividends to continue for the foreseeable future, we would expect limited capital from the other sources in the next 2-3 years. If the ultimate loss rate in Puerto Rico is modest, then there could be capital return over time since the unassigned surplus at National currently stands at roughly $2 billion. Additionally, since the rating downgrade, the company no longer has satisfying rating agency criteria among its primary objectives.

Please refer to important disclosures and analyst certification information on pages 28–33 of this report.

- ***Potential Takeout Candidate Once Clarity on Puerto Rico Emerges.*** The company could be a potential take-out target for AGO in the long-term once there is more clarity on Puerto Rico. Since the company is no longer writing new insurance, there should be meaningful synergies from combining legacy portfolios.

- ***Lack of Visibility Trumps Low Valuation.*** MBI trades at about 30% of adjusted book value. However, we remain cautious about forward book given the uncertainty over potential losses in Puerto Rico and the much larger exposure to Puerto Rico relative to Assured Guaranty.

Risks

Puerto Rico Default. While we are anticipating some further losses from Puerto Rico, the magnitude of these losses could come in higher than we are forecasting. A larger Puerto Rico loss than we are forecasting could affect National's ability to upstream cash to MBIA Inc.

Other Credit Deterioration. The City of Chicago, the Chicago Public School system, and Illinois, among other municipalities, are continuing to see strains from underfunded pensions and ongoing budget deficits. If they are not able to raise revenues or cut costs, they could default on debt payments, creating claims at National.

Company Overview

MBIA Inc. is a holding company for two primary operating subsidiaries that provide financial guarantee insurance. The U.S. municipal insurance is operated mostly through National, and the international and structured finance insurance segment is primarily operated through MBIA Corp. The holding company is MBIA Inc. National ceased writing new business after a rating downgrade from S&P in June 2017.

MBIA Corp. is a separate legal entity with significant negative equity, but the company has no claim on the parent. So, for the purposes of our valuation, we largely ignore MBIA Corp. and believe that any potential upside there will accrue to the surplus note holders and other creditors.

National Public Finance Guarantee

National was established in 2009. The company is a monoline insurer that provides credit protection on municipal finance issuances in the U.S. It insures municipal bonds issued by various levels of political subdivisions, as well as utility districts, airports, healthcare institutions, higher educational facilities, student loan issuers, housing authorities and other similar agencies. National also insures bonds for private entities that finance projects intended to serve a substantial public purpose.

Please refer to important disclosures and analyst certification information on pages 28–33 of this report.

The creation of National within the MBIA Inc. group was challenged immediately in the court system. Plaintiffs alleged that certain transactions in connection with the transformation constituted fraudulent conveyances and breaches of good faith and fair dealing. The litigants also alleged that the superintendent of the New York State Insurance Department acted arbitrarily and capriciously in his approval of the creation of National. MBIA effectively resolved this litigation when it settled with Bank of America and Société Générale in early 2013, which enabled National to become rated by Moody's and S&P and begin writing new business at that time.

National's portfolio is made up of the old MBIA Corp. U.S. municipal insurance portfolio (which was ceded to National upon its creation), along with a portion of Financial Guaranty Insurance Company's (FGIC) U.S. municipal portfolio, which was previously reinsured by MBIA Corp. (the FGIC portfolio size at the time of the deal in 2008 was about $180 billion).

National's U.S. public finance insurance portfolio as of September 30, 2017, stood at $82.1 billion as measured by gross par outstanding. National is currently rated A with a stable outlook by S&P, after having been downgraded from its AA- on June 26, 2017.

The company's portfolio is diversified throughout the U.S. and across numerous municipal bond sectors. Exhibits 1 and 2 show the breakdown of National's insurance portfolio by state and bond type.

Exhibit 1: National Portfolio by State


CA, 20.8%
NY, 9.1%
NJ, 7.0%
IL, 6.4%
TX, 4.9%
FL, 4.6%
PR, 4.1%
Other, 43.1%

Note: Based on gross par outstanding as of 3Q17.

Source: Company reports and KBW Research.

Exhibit 2: National Portfolio by Bond Type


Other, 9.6%
Municipal Utilities, 6.1%
General Obligation, 31.6%
Municipal Housing, 9.0%
Investor Owned Utilities, 10.0%
Tax-Backed, 17.0%
Military Housing, 16.7%

Note: Based on gross par outstanding as of 3Q17.

Source: Company reports and KBW Research.

MBIA Corp.

MBIA Inc. operates its non-U.S. international and structured finance insurance segment primarily through MBIA Corp. MBIA lost its AAA rating from S&P and Moody's in June 2008. MBIA Corp. has not written any meaningful amount of business since this time and is currently rated CCC with a stable outlook by S&P.

As noted earlier, with the creation of National in 2009, MBIA Corp. became a separate legal entity with no claim on MBIA Inc. (the parent company). Given there are claims that are senior to the common stock (including those of the surplus noteholders and MZ Funding creditors), we are assuming that any upside to MBIA Corp. will accrue to claimants that are senior to the equity holders. We do not discuss the surplus notes or MZ Funding facility in more detail because they are separate liabilities of MBIA Corp.

Corporate Segment and Wind-Down Operations

MBIA's corporate segment includes standard corporate expenses like compensation and interest expense, along with some investment income. The only source of liquidity for MBIA Inc. is National. In Exhibit 3, we show a summary balance sheet of the Corporate segment.

Exhibit 3: Corporate Segment Balance Sheet

Assets	
Total investments (at fair value)	$1,166.0
Cash and cash equivalents	13.0
Deferred income taxes, net	0.0
Other assets	26.0
Total assets	**1,205.0**
Liabilities	
Investment agreements	350.0
Global Funding LLC, medium-term notes	898.0
MBIA Inc. senior unsecured notes	716.0
Income taxes	747.0
Other liabilities	282.0
Total liabilities	**2,993.0**
Shareholders' Equity	
Total shareholders' equity	**(1,788.0)**

Notes: Total investments includes $175 million of pledged collateral, which represents assets of the tax escrow account under the company's tax sharing agreement, excluding MBIA Inc. shares.

Income taxes (liability) represents cumulative cash receipts (net of refunds) which are to be paid in accordance with the company's tax sharing agreement when MBIA Insurance Corporation or MBIA Inc. have taxable earnings.

$ in millions, as of 3Q17.

Source: Company reports and KBW Research.

Capitalization – MBIA Inc.

MBIA Inc.'s capital resources consist of total shareholders' equity and debt issued by MBIA Inc. The surplus notes are separate capital at MBIA Corp.

Long-Term Corporate Debt (at MBIA Inc.)

Exhibit 4 shows the breakdown of long-term debt at MBIA Inc. As of 3Q17, National owns about $260 million of MBIA Inc.'s debt, about half of which was purchased in May 2013, while the other half was acquired in 4Q17. This amount is eliminated in consolidation under GAAP reporting. The exhibit below includes MBIA corporate debt owned by National.

Please refer to important disclosures and analyst certification information on pages 28–33 of this report.

Exhibit 4: MBIA Long-Term Corporate Debt

	Carrying Value	Price
6.400% Senior Notes due 2022	$266	100.1
7.000% Senior Notes due 2025	46	101.5
7.150% Senior Notes due 2027	100	100.4
6.625% Senior Notes due 2028	141	94.8
5.700% Senior Notes due 2034	157	95.0
Accrued Interest	7	NA
Total Corporate Debt	717	NA

Note: Carrying value in $ millions as of 4Q16. Carrying value of 5.7% senior notes due 2034 includes $136 million of notes owned by National, which is eliminated in consolidation. Prices are as of January 26, 2018.

Source: Company reports, FactSet, and KBW Research.

Medium-Term Notes

Exhibit 5 shows the remaining maturities of the medium-term notes (MTNs). The weighted-average interest rate for the MTNs at December 31, 2016, was 2.43%.

Exhibit 5: MBIA Medium-Term Notes

	Principal Amount
Maturity date:	
2017	$36
2018	57
2019	54
2020	0
2021	106
Thereafter	975
Total expected principal payments	1,228
Less: Discount and other adjustments	(333)
Total	895

Notes: $ millions. As of 4Q16.

Source: Company reports and KBW Research.

Guaranteed Investment Contracts (GICs)

Prior to the rating downgrade in 2008, MBIA Inc. provided investment agreements (or GICs), guaranteed by MBIA Corp., for bond proceeds and other public funds for purposes such as construction, loan origination, escrow, debt service, and other reserve fund requirements. The investment agreements are currently fully collateralized with high-quality assets, and the company has ceased issuing new investment agreements. Exhibit 6 shows the expected principal payments for MBIA's GICs for the next five years and thereafter.

Please refer to important disclosures and analyst certification information on pages 28–33 of this report.

Exhibit 6: MBIA Investment Agreements (GICs)

	Principal Amount
Maturity date:	
2017	$56
2018	17
2019	7
2020	35
2021	3
Thereafter	342
Total expected principal payments	460
Less: Discount and other adjustments	(61)
Total	399

Notes: $ in millions. As of 4Q16.

Source: Company reports and KBW Research.

We do not discuss the surplus notes or MZ Funding facility in more detail because they are separate liabilities of MBIA Corp.

Equity

At the end of 3Q17, equity at MBIA Inc. was negative $1.79 billion, while equity at National was positive $3.66 billion. This totals $1.87 billion of equity (excluding the negative equity at MBIA Corp.), which equates to about $20.37 a share on the estimated share count of 91.8 million. This share count factors in the disclosed 31.3 million shares repurchased subsequent to quarter-end by National.

Sources of Capital for MBIA Inc. (the holding company)

To fund operations at MBIA Inc., including share repurchases, the company relies on capital from National that can be up-streamed in three ways: 1) normal dividends; 2) special dividends; and 3) tax escrow payments. We expect normal dividends to continue, but capital release from tax escrow payments will depend on earnings at National. We expect no special dividends.

As-of-Right (Regular) Dividends

The normal (as-of-right) dividend amount is limited to the lesser of National's prior 12 months of adjusted net investment income or 10% of policyholders' surplus per the latest statutory filing. Since policyholders' surplus is $2.6 billion at the end of 3Q, we would expect the level of investment income to determine the as-of-right dividends going forward. Adjusted net income is the net investment income for the 12-month period plus the excess, if any, of net investment income over dividends distributed during the two-year period preceding that 12-month period. This number was $118 million for the 12-month period

Please refer to important disclosures and analyst certification information on pages 28–33 of this report.

preceding the October 2017 dividend paid, and we expect it to stay fairly stable over the next few years as a declining investment portfolio is largely offset by rising rates. Exhibit 7 shows the trend in net investment income at National over the years.

Exhibit 7: Regular Dividend History

Year	(A) Actual Dividends Paid	Statutory Limits (B) Lesser of: (C) or (D)	(C) 10% of Policyholders' Surplus per Latest Statutory Filing	(D) Statutory Adj. Net Investment Income	(E) Net Investment Income (Statutory)
2010	$0	NA	NA	$222	$222
2011	0	$121	$121	435	214
2012	0	182	182	651	216
2013	214	216	216	563	133
2014	220	231	231	253	118
2015	114	115	245	115	115
2016	118	118	274	118	118
2017	118	NA	258	NA	NA

2016(E)		$118
+ Greater of:		
2014-15(E) less 2014-15(A)	118+115-220-114 =	(101)
or		
Zero		0
		0
= 2016(D)		$118

Notes: $ in millions. Statutory adjusted net income is estimated. Assumes dividends paid in October reference latest statutory filing as of 3Q of that year.

Source: Company reports and KBW Research.

Special Dividends

No special dividends have been paid since 2007, and management has noted that until there is more clarity on Puerto Rico, there are unlikely to be any special dividends.

Tax Sharing Agreement

The tax sharing agreement is the third way that cash can be moved from National to MBIA Inc. MBIA Inc. and its subsidiaries file a consolidated tax return wherein income taxes are allocated based on the company's 2011 tax sharing agreement. The agreement states that a pro forma federal income tax return will be prepared for each subsidiary and will be used to compute the tax liability for which each subsidiary is responsible.

National pays taxes to MBIA Inc., but because of the large net operating losses (NOLs) generated by MBIA Corp., the consolidated company will not be a tax payer for the foreseeable future (although given uncertainty over its ability to utilize its DTAs, MBI recorded a full valuation allowance against its net deferred tax asset (DTA) in 2Q17). The NOLs are scheduled to expire between tax years 2031 and 2037.

The proceeds received by MBIA Inc. are required to be held in escrow for two years before being released to MBIA Inc. in January each year. In addition, if National has a tax year in which it operates at a loss, it is due a refund from MBIA Inc., which comes directly out of the funds set to be released from escrow the year that National suffers the loss (which were contributed by National two years earlier).

This year offers a useful example of the mechanics. Through 2Q17, National was profitable and thus paid $22 million into the tax escrow account scheduled for release in 2020. In 3Q17, National recorded a large loss that resulted in both the $22 million deposit being returned to National on November 1, and also a $64 million tax refund receivable being booked at National. This receivable would eat into the 2015 year's $132 million escrow payment scheduled to be released in January 2018. However, the final numbers depend on the full-year results at National. Hypothetically, if that entire $132 million were to be exhausted with still more to be returned, National would then book a tax refund receivable against its 2016-year escrow payments scheduled for release in 2019. Exhibit 8 shows the tax payments into escrow that could be released to MBIA Inc. in 2018 and 2019. But payments will be driven by earnings at National, and if National continues to record losses driven by Puerto Rico, then tax payments will be limited.

Exhibit 8: Tax Escrow Payments

Year	Initially Estimated Paid-In (Returned)	Later True-Up to Paid-In (Returned)	Total Paid-In (Returned)	Released	Escrow Balance Remaining
2010	$114	$1	$115		
2011	144	76	220		
2012	170	58	228		$445
2013	111	(6)	105	$115	498
2014	79	15	94	220	422
2015	132	0	132	228	311
2016	103	0	103	105	329
2017E	(64)	0	(64)	94	171
2018E				68	
2019E				103	

Note: 2017E is through 3Q17. $ in millions

Source: Company reports, FactSet, and KBW Research.

Share Repurchases

Exhibit 9 shows the company's share repurchase history. We think share repurchase activity going forward will be somewhat hard to predict. While National still has significant capacity to repurchase shares, we think National has to balance this with other uses for capital including covering Puerto Rico losses. While we only model around $50 million a year in share repurchases, this number could vary materially.

Exhibit 9: Share Repurchase History


$400
$350
$300
$250
$200
$150
$100
$50
$0
$12.00
$10.50
$9.00
$7.50
$6.00
$4.50
$3.00
$1.50
$0.00
2014
2015
2016
9M17
4Q17 through Nov. 3
$ Millions (l-axis)
Avg Price (r-axis)

Source: Company reports and KBW Research.

Liquidity at MBIA Inc.

Exhibit 10 shows the company's estimate of available liquidity, which ended 3Q17 at $294 million, and the trend in that number.

Exhibit 10: MBIA Inc. Liquidity Position

	Year-to-date	
	2016	2017
Beginning liquidity position	$416	$403
Total cash inflows	290	105
Operating & other expenses	26	21
MTN P&I payments	135	72
Debt P&I payments	51	31
Share repurchases	106	60
Contributions to subsidiaries	10	15
Total cash outflows	328	199
Investment and other activity	25	(15)
Change in liquidity position	(13)	(109)
Ending liquidity position	403	294

Note: $ in millions. Ending liquidity position as of 3Q17.

Source: Company reports and KBW Research.

Please refer to important disclosures and analyst certification information on pages 28–33 of this report.

Exhibit 11 breaks out our forecasted cash needs over the next several years, including P&I payments at MBIA Inc. and estimated operating expenses.

Exhibit 11: Cash Needs Forecast

	2018E	2019E	2020E	2021E	2022E
Long-term debt	$37	$37	$37	$37	$266
Investment agreements	29	19	47	13	15
Medium-term notes	66	62	7	113	15
Total debt	132	118	91	163	296
Operating expenses	25	25	25	25	25
Total cash need	157	143	116	188	321

Note: $ in millions. Only Corporate segment debt included.

Source: Company reports and KBW Research.

Given the relatively modest liquidity needs over the next five years, combined with the current liquidity balance and continuing as-of-right dividends, we view the company's near- to medium-term liquidity position at the holding company as stable.

Exhibit 12 shows the Puerto Rico P&I due over the next five years. This totals $1.6 billion, which is well covered by liquidity at National (given the $3.5 billion investment portfolio and $2.6 billion statutory surplus).

Exhibit 12: Puerto Rico Gross Debt Service Schedule

Puerto Rico	2018	2019	2020	2021	2022
PREPA	$120	$177	$115	$140	$140
PR Commonwealth GO	96	154	223	82	19
PR Commonwealth GO - PBA	17	24	10	25	9
PRHTA - Transportation	37	28	28	28	36
COFINA	0	0	0	0	0
PRHTA - Highway	5	16	16	4	2
University of PR System Revenue	7	7	7	7	7
Inter American University of PR Inc.	3	3	3	3	3
Total	285	407	401	288	215

Note: $ in millions.

Source: Company reports and KBW Research.

Please refer to important disclosures and analyst certification information on pages 28–33 of this report.

Potential Capital Actions by National

National has directly purchased and currently holds both debt and equity of MBIA Inc. After the end of 3Q, National purchased 31.3 million shares of MBI taking its total ownership to 34 million shares at total cost basis of $250 million. After quarter-end, National also purchased nearly $130 million of MBIA's 5.7% senior notes due 2034. National already owned about $130 million so its holdings now total roughly $260 million.

National's ability to invest in MBIA Inc. (or in any other insurance company) is governed by New York Insurance Laws 1408 and 1409.

Insurance Law 1408 permits an insurance company to invest up to 35% of its policyholders' surplus in another insurance company (including an insurance holding company). National has surplus of $2.6 billion, which suggests that it can own around $900 million in MBI shares. It currently owns $250 million, which leaves $650 million that National can still invest in MBI shares. However, these become non-admitted assets, which reduce the company's surplus, which in turn reduces National's cushion for losses. So, we think National's acquisition activity is likely to slow from the pace we saw in early 4Q.

Insurance Law 1409 permits an insurance company to invest up to 10% of its admitted assets in debt instruments of another insurance company. National has roughly $4.5 billion of admitted assets which suggests that it can own up to $450 million of MBIA debt. National already owns $260 million so that leaves capacity of around $190 million.

Valuation

Price-to-Book Value

While we normally use price-to-book multiples to value bond insurers, we look primarily at adjusted book value for MBI. Since the company is in runoff, earnings are not meaningful and instead the value of the company is better exhibited by the runoff value of the existing portfolio.

Exhibit 13 walks through the build of adjusted book value as of the end of 3Q17. Like other bond insurers, MBI adds the unearned premium reserve. The only adjustment that is different is the elimination of the negative book value in MBIA Corp. We think this adjustment is valid because MBIA Corp. has no claim on the equity of the parent company.

Please refer to important disclosures and analyst certification information on pages 28–33 of this report.

Exhibit 13: MBI Adjusted Book Value


$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
$13.88
$7.21
($0.16)
$3.88
$24.81
Reported Book Value
BV of Non-Core Segments
Net unrealized (gains) losses
Net unearned premium revenue
Adjusted Book Value

Source: Company filings and KBW Research.

However, the longer-term value of MBI is also driven by the structure of the company. MBI has $1.8 billion of negative equity at the holding company (MBIA Inc.) and while National has positive GAAP equity of $3.7 billion, the value of National to MBIA Inc. shareholders is dependent on the timeline of cash flows to MBIA Inc. from National in the form of normal dividends, special dividends, and tax escrow payments.

So, we think the best way to value the company is by taking the book value of MBIA Inc. and present valuing the cash flows from National. Needless to say, this is a very subjective exercise given the uncertainty of the cash flows. However, in Exhibit 14 below, we show our assumptions which get us to a value of roughly $7.

Exhibit 14: Share Price Fair Value Determination

MBIA Inc.	
Assets	
Investments	$1,149
Other assets	56
Total assets	1,205
Liabilities	
Investment agreements	350
Long-term debt & MTNs	1,614
Income taxes	747
Other liabilities	282
Total liabilities	2,993
Total equity	(1,788)
Total equity per share (A)	($19.48)

National	
Future Dividends	$781
Surplus @ Year 10	2,187
Contingency Reserve	469
PV of total cash flows from National	3,437
PV of total cash flows from National per share (B)	$37.44
Fair value in no loss scenario per share (C) = (A)+(B)	$17.97
Assuming 20% losses in PR	1,001
Losses per share (D)	($10.90)
Fair value (E) = (C)+(D)	$7.00

Notes: National's estimated future dividends, surplus, and contingency reserve are all discounted back 10 years (our rough estimate of having more stability in the Puerto Rico exposures) at 2.5%. Separately, National's losses in Puerto Rico are discounted back 20 years at 2.5% to better align with the time-weighted-average of expected claims to be paid on scheduled P&I payments

Source: Company filings and KBW Research.

Please refer to important disclosures and analyst certification information on pages 28–33 of this report.

On a combined company basis, ignoring the timeline of cash flows, we can use the same type of burndown approach that we use for AGO. In Exhibit 15 below, we look at adjusted book value estimates under three downside scenarios. We think it is more appropriate to use adjusted book value as the starting point for this exercise as opposed to GAAP or operating book value because adjusted book value includes the present value of future in-place premiums net of expected losses. Since a burndown analysis for the company includes expected losses related to Puerto Rico over the next 30 years, we believe that it is reasonable to also include the in-place premiums that will flow through to earnings over that period. This approach results in a higher valuation than the fair value above mainly because in the above case, we are discounting the cash flows from National because they come in over time. The three scenarios used in Exhibit 15 are below and both scenario 1 and 2 (which we also use in our AGO initiation, *While Puerto Rico Likely to Weigh on Shares, Longer-Term Risk/Reward Appears Attractive; Initiate at OP*, published on December 19, 2017 -- see Exhibit 5 on page 12 of that report) result in negative equity for MBI.

- ***Bond Market Prices.*** Unwrapped Puerto Rico bonds are generally trading in the 20-40 cent range. Using the average of each entity's unwrapped bond prices to calculate haircuts, we estimate adjusted book value of roughly ($9). The average unwrapped bond prices used in these calculations are displayed in Exhibit 16.

- ***Total Loss in Puerto Rico.*** In the second column, we assume the company suffers 100% losses on all its Puerto Rico exposures. In this scenario, we calculate adjusted book value of roughly ($20).

- ***20% Loss Rate.*** Using the same 20% loss rate as we do in the share price fair value exhibit above, we get a higher valuation under this scenario. The higher valuation versus Exhibit 14 reflects our discounting of the cash flows from National in Exhibit 14.

Please refer to important disclosures and analyst certification information on pages 28–33 of this report.

Exhibit 15: Burndown Model

	Bond Market	100% Writedown	20% Writedown
Adjusted Book Value	$24.00	$24.00	$24.00
Est. PR loss reserves	$2.93	$2.93	$2.93
PREPA	($7.80)	($11.04)	($2.21)
GO	($5.07)	($6.36)	($1.27)
GO - PBA	($1.40)	($1.87)	($0.37)
PRHTA - Transportation	($4.71)	($5.90)	($1.18)
COFINA	($15.68)	($19.67)	($3.93)
PRHTA - Highway	($0.45)	($0.67)	($0.13)
UPR	($0.34)	($0.78)	($0.16)
Inter American Univ. of PR	($0.10)	($0.23)	($0.05)
Haircut Adjusted Book Value	($8.61)	($19.59)	$17.63
Shares (mm)	91.8	91.8	91.8
Tax rate	21.0%	21.0%	21.0%
Pre-tax Puerto Rico losses	$3,790	$5,065	$740
After-tax Puerto Rico losses	$2,994	$4,001	$585

Add back estimated existing PR reserves

Estimated haircuts for losses on each of the PR-related exposures

Note: Estimated haircuts shown to arrive at Haircut Adjusted Book Value are all after-tax and are discounted back to present value at 2.5% annual discount rate. Pre-tax and after-tax losses shown are incremental losses not already provisioned into current book value per our estimates.

Source: Company reports, Bloomberg, FactSet, and KBW Research.

Exhibit 16 shows the bond prices that we use to drive the first loss scenario in Exhibit 15.

Exhibit 16: Uninsured Puerto Rico Bond Pricing as of December 8, 2017

Issuer	Description	S&P Rating	Notes	Average Price
Commonwealth of Puerto Rico	General Obligation Bonds	D	Not Insured	20.2593
Puerto Rico Public Buildings Authority (PBA)	Lease Revenue Bonds	D	Not Insured	24.9172
Puerto Rico Highway & Transportation Authority (PRHTA)	Fuel Sales Tax Revenue Bonds	D	Not Insured	20.1354
Puerto Rico Highway & Transportation Authority (PRHTA)	Highway Toll Revenue Bonds	D	Not Insured	33.0369
Puerto Rico Convention Center District Authority (PRCCDA)	Hotel Occupancy Tax Revenue Bonds	D	Not Insured	NA
Puerto Rico Infrastructure Financing Authority (PRIFA)	Miscellaneous Revenue Bonds	D	Not Insured	19.4998
Puerto Rico Electric Power Authority (PREPA)	Electricity and Power Utility Revenue Bonds	D	Not Insured	29.4077
Puerto Rico Commonwealth Aqueduct & Sewer Authority (PRASA)	Water and Sewer Revenue Bonds	CC	Not Insured	56.8255
Puerto Rico Municipal Finance Agency (MFA)	Miscellaneous Revenue Bonds	CC	Not Insured	43.0991
Puerto Rico Sales Tax Financing Corp Sales Tax Revenue (COFINA)	Sales Tax Revenue Bonds	D	Not Insured	20.2942
University of Puerto Rico (U of PR)	College and University Revenue Bonds	CC	Not Insured	56.3237

Note: Average prices are for all outstanding uninsured bonds. Per Bloomberg, all PRCCDA issued bonds are insured. In the burndown model above, we estimate that these bonds, if uninsured, would trade at a roughly 75% haircut to par.

Source: Bloomberg and KBW Research.

Price-to-Earnings Multiple

We do not think the price-to-earnings (P/E) multiple is a good valuation metric for financial guarantors given the current earnings volatility. Further, since MBI is not writing any new business, current earnings (or losses) are not very meaningful in assessing the longer-term value of the company. We show historical forward P/E valuation for MBI in Exhibit 17.

Exhibit 17: Historical Price-to-Forward Earnings Multiple


50.0x
40.0x
30.0x
20.0x
10.0x
0.0x
(10.0x)
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Source: FactSet and KBW Research.

Peer Valuation Metrics

It is somewhat difficult to value the company versus financial guarantor peers given that each company has different levels of exposure and reserves for troubled credits, which have been the primary drivers of the shares as of late. Additionally, only AGO is currently writing new business. Exhibit 18 shows price-to-book value metrics for MBI versus its peers.

Exhibit 18: Peer Price-to-Book Value


0.80x
0.70x
0.60x
0.50x
0.40x
0.30x
0.20x
0.10x
0.00x
0.54x
0.62x
0.49x
0.71x
MBI
AGO
AMBC
SYCRF

Note: Book values as of 3Q17.

Source: FactSet and KBW Research.

In Exhibit 19, we show valuation metrics for bond insurers, mortgage insurers, and title insurers, although we would note that the business models of these companies are very different.

Exhibit 19: Peer Valuation Metrics

As of February 1, 2018

Subsector /			Target	Last	Market	Book	Operating			KBW EPS			KBW PE			Consensus EPS			Consenus PE			Indicated	Average	% Chg.	Potential
Company	Ticker	Rating	Price	Price	Cap (mm)	Value	Book Value	PBV	POBV	2017E	2018E	2019E	2017E	2018E	2019E	2017E	2018E	2019E	2017E	2018E	2019E	Div Yield	Volume	YTD	Upside
MBIA Inc.	MBI	MP	$7.00	$7.50	$688	$13.88	$20.93	0.54	0.36	($2.03)	($1.41)	($2.22)	NM	NM	NM	($2.11)	$0.22	$0.68	NM	34.6x	11.1x	0.0%	2,801,361	0.3%	-6.7%
Financial Guarantors																									
Assured Guaranty Ltd.	AGO	OP	$47.00	$36.44	$4,280	$58.32	$55.86	0.62	0.65	$3.96	$2.04	$2.48	9.2x	17.9x	14.7x	$5.03	$2.74	$3.04	7.3x	13.3x	12.0x	1.6%	1,032,969	5.1%	30.5%
Ambac Financial Group, Inc.	AMBC	NC	NA	$16.35	$739	$24.56	$23.19	0.67	0.71	NA	NA	NA	NA	NA	NA	($2.63)	$4.18	$5.37	NM	3.9x	3.0x	0.0%	451,181	1.4%	NA
Average								0.65	0.68				9.2x	17.9x	14.7x				7.3x	8.6x	7.5x	0.8%	742,075	3.2%	30.5%
Private Mortgage Insurers																									
MGIC Investment Corp.	MTG	OP	$18.50	$15.22	$5,640	$8.51	$8.58	1.79	1.77	$1.37	$1.37	$1.59	11.1x	11.1x	9.6x	$1.36	$1.46	$1.62	11.2x	10.4x	9.4x	0.0%	2,731,110	5.0%	21.6%
Radian Group Inc.	RDN	OP	$29.00	$22.81	$4,917	$13.90	$13.79	1.64	1.65	$1.82	$2.31	$2.66	12.5x	9.9x	8.6x	$1.82	$2.31	$2.58	12.5x	9.9x	8.8x	0.0%	1,417,254	7.1%	27.2%
Essent Group Ltd.	ESNT	OP	$55.00	$47.79	$4,704	$18.09	$18.06	2.64	2.65	$3.01	$3.99	$4.60	15.9x	12.0x	10.4x	$3.08	$4.15	$4.65	15.5x	11.5x	10.3x	0.0%	798,444	7.1%	15.1%
Genworth Financial, Inc.	GNW	MP	$4.00	$3.09	$1,542	$26.07	$26.06	0.12	0.12	$0.97	$1.15	$1.15	3.2x	2.7x	2.7x	$0.97	$0.98	$0.98	3.2x	3.1x	3.2x	0.0%	4,128,665	-1.6%	29.4%
NMI Holdings, Inc.	NMIH	OP	$23.00	$18.90	$1,135	$8.53	$8.54	2.22	2.21	$0.59	$1.32	$1.91	32.0x	14.3x	9.9x	$0.59	$1.29	$1.86	32.3x	14.6x	10.2x	0.0%	625,402	7.9%	21.7%
Arch Capital Group Ltd.	ACGL	MP	$101.00	$91.24	$11,941	$57.69	$56.32	1.58	1.62	$2.95	$6.09	$6.56	30.9x	15.0x	13.9x	$2.98	$6.22	$6.83	30.6x	14.7x	13.4x	0.0%	514,173	0.2%	10.7%
Average								1.66	1.67				17.6x	10.8x	9.2x				17.6x	10.7x	9.2x	0.0%	1,702,508	4.3%	20.9%
Title Insurers																									
Fidelity National Financial Inc.	FNF	MP	$42.00	$37.80	$10,313	$16.42	$16.42	2.30	2.30	$2.41	$2.80	$3.06	15.7x	13.5x	12.4x	$2.27	$2.81	$3.09	16.7x	13.5x	12.2x	3.1%	1,476,532	-0.7%	14.3%
First American Financial Corp.	FAF	MP	$64.00	$58.92	$6,524	$29.46	$29.46	2.00	2.00	$3.42	$4.46	$4.72	17.2x	13.2x	12.5x	$2.72	$4.35	$4.68	21.7x	13.6x	12.6x	2.6%	586,453	5.4%	10.9%
Stewart Information Services Corp.	STC	MP	$46.00	$45.64	$1,084	$28.66	$28.66	1.59	1.59	$1.86	$3.12	$3.69	24.5x	14.6x	12.4x	$2.06	$3.24	$3.83	22.1x	14.1x	11.9x	2.7%	155,220	5.2%	3.0%
Average								1.96	1.96				19.2x	13.8x	12.4x				20.2x	13.7x	12.2x	2.8%	739,402	3.3%	9.4%
Average (All)								1.48	1.47				17.2x	12.4x	10.7x				17.3x	13.1x	9.8x	0.8%	1,393,230	3.5%	16.2%
Median (All)								1.62	1.64				15.8x	13.4x	11.4x				16.1x	13.4x	10.7x	0.0%	915,707	5.1%	15.1%

Notes: OP = Outperform, MP = Market Perform, NC = Not Covered, NA = Not Applicable, NE = No Estimate.

To calculate operating book values for peers, we backed out unrealized gains/losses in accumulated other comprehensive income (AOCI) as of the end of the most recently reported period.

Source: Company reports, FactSet, and KBW Research.

Earnings Outlook for 2017-2019

We forecast full-year operating EPS of ($2.03) in 2017, ($1.41) in 2018, and ($2.22) in 2019. Exhibit 20 shows a summary of our earnings drivers.

Exhibit 20: MBI Earnings Drivers and Operating Metrics

	4Q16A	3Q17A	4Q17E	2015A	2016A	2017E	2018E	2019E
Net earned premiums	62.0	44.0	46.1	304.0	236.0	169.1	105.4	85.8
Investment income	35.0	36.0	34.6	144.0	144.0	145.6	133.4	123.2
Total revenue	100.0	25.2	86.6	428.0	383.0	265.8	262.7	233.1
Losses and expenses	28.0	141.0	50.0	5.0	74.0	360.0	240.0	300.0
Operating expenses	51.0	36.0	31.0	181.0	167.0	142.0	108.0	92.0
Total expenses	99.0	199.0	99.8	279.0	325.0	582.8	420.5	460.3
Operating income	(6.0)	(113.0)	(8.5)	87.0	30.0	(251.5)	(124.6)	(179.6)
Diluted shares	131.9	123.0	107.5	164.8	133.1	121.9	88.2	81.1
Operating EPS	($0.05)	($0.91)	($0.08)	$0.52	$0.22	($2.03)	($1.41)	($2.22)
GAAP EPS	($2.01)	($2.17)	($0.24)	$1.05	($2.56)	($12.74)	($2.59)	($3.47)
Book Value	$23.87	$13.88	$15.82	$24.61	$23.87	$15.82	$13.87	$10.87
Share repurchases ($m)	$0.0	$19.0	$229.7	$303.0	$108.0	$327.7	$50.0	$50.0
Gross par written ($m)	$871.0	$0.0	$0.0	$597.0	$1,577.0	$452.0	$0.0	$0.0
Operating loss ratio	45.2%	320.5%	108.6%	1.6%	31.4%	213.0%	227.8%	349.6%
Operating expense ratio	82.3%	81.8%	67.3%	59.5%	70.8%	84.0%	102.5%	107.2%

Note: $ in millions except per share.

Source: Company reports and KBW Research.

- ***Premiums.*** We expect premiums to decline modestly going forward as portfolio run-off is no longer replaced by new business.
- ***Investment Income.*** We expect investment income to fall gradually due to a decreasing portfolio size, partially offset by rising yields as interest rates increase.
- ***Losses.*** We expect elevated losses to persist in 4Q17 and into 2018 and 2019 driven by deterioration in Puerto Rico. We are not assuming meaningful losses from other exposures.
- ***Operating Expenses.*** Since announcing its decision to cease writing new business, the company has revised its operating expense targets down to a $75 million annual run rate by the end of 2018, which compares to about $135 million in 2016.
- ***Share Buybacks.*** We assume $50 million in incremental buybacks over the course of 2018 and 2019. However, we note that this number could vary meaningfully depending on a number of factors including the share price and the ongoing ability to repurchase shares through National. Most recently, the company's board approved a new $250 million authorization on November 3, 2017.

Please refer to important disclosures and analyst certification information on pages 28–33 of this report.

Specific Municipal Exposure Risks

There have been several high-profile municipalities that have experienced financial stress over the past several years, the most important of which has been Puerto Rico, which we discuss below.

Puerto Rico ($3.4 billion gross par exposure and $8.2 billion principal and interest)

MBI (through National) has $8.2 billion of future debt service exposure to Puerto Rico, primarily through senior lien bonds issued by COFINA, Commonwealth (GOs), PREPA, and the HTA, all of which have defaulted. Exhibit 21 shows the gross par and gross debt service exposure of National to Puerto Rico.

Exhibit 21: Puerto Rico Exposure

	Gross Par Outstanding	Gross Debt Service Outstanding
PREPA	$1,151	$1,636
PR Commonwealth GO	647	850
PBA	190	276
PRHTA - Transportation	558	1,010
COFINA	684	4,170
PRHTA - Highway	68	98
University of PR	82	119
Inter American University of PR	25	33
Total	3,405	8,192

Note: $ in millions. As of 3Q17.

Source: Company reports and KBW Research.

The company's obligation is to pay principal and interest when due, and payments cannot be accelerated when the issuer defaults, so we think the company has limited liquidity risk. Exhibit 22 shows the expected amortization schedule of principal and interest payments due on the various debts over the next five years and thereafter.

Exhibit 22: Puerto Rico Gross Debt Service Schedule

Puerto Rico	2018	2019	2020	2021	2022	2023-2027	2028-2032	2033-2037	2037-2042	Thereafter	Total
PREPA	$120	$177	$115	$140	$140	$457	$304	$184	$0	$0	$1,637
PR Commonwealth GO	96	154	223	82	19	$226	$50	$0	$0	$0	$850
PR Commonwealth GO - PBA	17	24	10	25	9	$152	$38	$0	$0	$0	$276
PRHTA - Transportation	37	28	28	28	36	$180	$247	$268	$159	$0	$1,010
COFINA	0	0	0	0	0	$0	$0	$0	$1,326	$2,844	$4,170
PRHTA - Highway	5	16	16	4	2	$16	$37	$2	$0	$0	$98
University of PR System Revenue	7	7	7	7	7	$50	$29	$6	$0	$0	$119
Inter American University of PR Inc.	3	3	3	3	3	$13	$5	$0	$0	$0	$33
Total	285	407	401	288	215	$1,094	$710	$460	$1,485	$2,844	$8,192

Note: $ in millions. As of 3Q17.

Source: Company reports and KBW Research.

Please refer to important disclosures and analyst certification information on pages 28–33 of this report.

Exhibit 23 below shows the total public debt outstanding in Puerto Rico as of February. The report from the Government Development Bank for Puerto Rico was published in March 2017, and breaks down the debt by whether or not the issuing entity was included in the Commonwealth's Fiscal Plan approved by the Oversight Board around that time. Not included in that table is the unfunded public pension liability, which is estimated to be around $50 billion.

Exhibit 23: Puerto Rico Total Debt Outstanding

$ in millions; as of February, 2017

	Bond Principal	Capital Appreciation Bonds (CAB)	Unpaid P&I	Private Loans	Total Bonds & Private Loans	Total Debt Service FY '17-'19
Issuers included in Fiscal Plan						
General Obligations (GO)	12,013	84	1,146	24	13,267	3,284
Puerto Rico Sales Tax Financing Corporation (COFINA)	11,725	6,155	-	-	17,880	2,138
Puerto Rico Highways and Transportation Authority (PRHTA)	4,106	135	6	-	4,247	978
Puerto Rico Public Buildings Authority (PBA)	4,012	-	117	-	4,129	776
Government Development Bank (GDB)	3,182	-	742	203	4,127	1,887
Employees' Retirement System (ERS)	2,658	498	-	-	3,156	500
Puerto Rico Infrastructure Financing Authority (PRIFA)	1,566	409	232	-	2,207	465
Puerto Rico Finance Corporation (PFC)	1,025	-	172	-	1,197	258
University of Puerto Rico (UPR)	496	-	-	-	496	145
Puerto Rico Convention Center District Authority (PRCCDA)	386	-	-	-	386	91
Puerto Rico Industrial Development Company	145	11	-	-	156	54
AMA	-	-	-	28	28	-
Other Central Government Entities	197	-	29	413	639	-
Total	41,511	7,292	2,444	668	51,915	10,576
Debt Issuers not included in Fiscal Plan						
Puerto Rico Electric Power Authority (PREPA)	8,259	-	-	697	8,956	2,775
Puerto Rico Aqueduct and Sewer Authority (PRASA)	3,943	28	13	584	4,568	995
Children's Trust	847	613	-	-	1,460	140
Puerto Rico Housing Finance Authority (HFA)	542	-	-	-	542	134
Puerto Rico Industrial Investment Corporation (PRIICO)	-	-	-	98	98	-
Municipal Related Debt	556	-	-	1,140	1,696	-
Total	14,147	641	13	2,519	17,320	4,044
Total net exposure to Puerto Rico	$55,658	$7,933	$2,457	$3,187	$69,235	$14,620
Less: GDB Bonds (excluding Tourism Development Fund [TDF] guarantees)					(3,766)	
Plus: Loans from Government Development Bank (GDP) / Municipal Finance Authority (MFA) Entities					8,795	
Public Sector Debt					$74,264	

Notes: Unpaid principal and interest (P&I) includes debt service that has been paid by insurers and is owed by the government.

Source: Government Development Bank for Puerto Rico and KBW Research.

A Brief Summary of the Current Situation in Puerto Rico

For an update on Puerto Rico, please see our Assured Guaranty initiation report, *While Puerto Rico Likely to Weigh on Shares, Longer-Term Risk/Reward Appears Attractive; Initiate at OP*, published on December 19, 2017. The only update has been the release of the draft of the revised island's fiscal plan on January 24, 2018, which has been submitted for review to the Oversight Board. We expect creditors and the bond guarantors to challenge the plan in the courts.

Please refer to important disclosures and analyst certification information on pages 28–33 of this report.

Executive Management

Below we detail management biographies and experience. Note that in August 2017, the company announced that its former CEO, Jay Brown, was stepping down effective September 15, 2017, though he is staying on as a director until May 2018.

William C. Fallon, President & Chief Operating Officer (COO)

Mr. Fallon became chief executive officer of the company on September 15, 2017, and he was elected to the board of directors in May 2017. Mr. Fallon is also the chief executive officer of National Public Finance Guarantee Corporation. Previously, Mr. Fallon was responsible for overseeing the day-to-day operations of MBIA Inc. and its subsidiaries. He joined the company in 2005 as a managing director and head of Corporate and Strategic Planning. Prior to joining MBIA, Mr. Fallon was a partner at McKinsey & Company, having joined the firm in 1991. At McKinsey, Mr. Fallon specialized in consulting with financial institutions and was co-leader of the firm's Corporate Finance and Strategy practice and a key member of the North American Wholesale Financial Institutions and Risk Management practices. He also worked extensively with financial institutions in the areas of value-based management, valuation, mergers and acquisitions, securitization and risk management.

Anthony McKiernan, Chief Financial Officer

Mr. McKiernan is executive vice president and chief financial officer of MBIA Inc. He is responsible for the company's accounting, tax, treasury, investor and media relations functions, financial planning, reinsurance, and banking and liquidity management. He also oversees the company's relationships with the ratings agencies. Mr. McKiernan is also president and chief financial officer of the company’s subsidiary, MBIA Insurance Corporation. Mr. McKiernan joined MBIA in 2000 as a vice president in the Credit Analytics Group, and managed the Corporate Insured Portfolio Management Group prior to becoming the head of the Structured Finance Insured Portfolio Management Group in 2007. He served as chief portfolio officer of MBIA Inc. from August 2011 until March 2016 and was appointed executive vice president in May 2012. Before working at MBIA, Mr. McKiernan was with Fleet Financial Group where he began his career as a Credit Analyst/ Lender in asset-based lending. Mr. McKiernan is a graduate of Fairfield University.

Please refer to important disclosures and analyst certification information on pages 28–33 of this report.

Institutional and Insider Holdings

Exhibits 24 and 25 show the top institutional and insider holdings of MBI shares.

Exhibit 24: Institutional Holdings

Holder	% O/S	Position (Thousands)	Market Value ($ Millions)
Fine Capital Partners LP	12.1	11,087	83
The Vanguard Group, Inc.	11.2	10,246	77
Dimensional Fund Advisors LP	10.1	9,268	70
BlackRock Fund Advisors	8.7	7,962	60
EJF Capital LLC	7.8	7,125	54
The London Company of Virginia LLC	7.7	7,101	53
Hosking Partners LLP	6.4	5,895	44
OppenheimerFunds, Inc.	5.7	5,238	39
Kahn Brothers Advisors LLC	5.0	4,590	35
Royce & Associates LP	4.2	3,877	29
Elm Ridge Management LLC	3.1	2,827	21
Thompson, Siegel & Walmsley LLC	3.0	2,754	21
JPMorgan Investment Management, Inc.	3.0	2,733	21
SSgA Funds Management, Inc.	2.9	2,683	20
Nordea Investment Management AB (Denmark)	2.9	2,628	20
Putnam Investment Management LLC	2.4	2,202	17
Russell Investment Management LLC	2.2	2,034	15
Wellington Management Co. LLP	2.1	1,891	14

Note: As of January 29, 2018.

Source: FactSet.

Exhibit 25: Insider Holdings

	Title	% O/S	Position (Thousands)	Market Value ($ Millions)
Brown Joseph W Jr	Retired CEO, Director	2.6	2,400	18
Fallon William Charles	President, CEO, Director	1.0	920	7
Chaplin C Edward	Retired CFO and CAO	0.7	596	4
Mckiernan Anthony	EVP, CFO	0.5	465	4
Wertheim Ram David	EVP, CLO	0.5	415	3
Rinehart Charles R	Director	0.2	213	2
Gilbert Steven J	Director	0.2	169	1
Hamilton Douglas Charles	Controller, AVP	0.2	137	1
Shasta Theodore E	Director	0.1	108	1
Vaughan Richard Charles	Director	0.1	101	1

Note: As of January 29, 2018.

Source: FactSet.

Please refer to important disclosures and analyst certification information on pages 28–33 of this report.

Exhibit 26: Financial Model

MBIA Inc. (MBI)																		
$ in millions; unless otherwise indicated								2016				2017E				2018E		
OPERATING INCOME STATEMENT	2014	2015	2016	2017E	2018E	2019E	16Q1	Q2	Q3	Q4	17Q1	Q2	Q3	Q4E	18Q1	Q2E	Q3E	Q4E
Total premiums	288.0	304.0	236.0	169.1	105.4	85.8	58.0	56.0	60.0	62.0	41.0	38.0	44.0	46.1	28.4	27.0	25.6	24.3
Net investment income	148.0	144.0	144.0	145.6	133.4	123.2	37.0	35.0	37.0	35.0	38.0	37.0	36.0	34.6	34.1	33.5	33.4	32.4
Fees and reimbursements	42.0	27.0	26.0	24.0	24.0	24.0	7.0	5.0	6.0	8.0	8.0	5.0	5.0	6.0	6.0	6.0	6.0	6.0
Realized gains/losses	(2.0)	(47.0)	(23.0)	(72.8)	0.0	0.0	(5.0)	(6.0)	(7.0)	(5.0)	(7.0)	(6.0)	(59.8)	0.0	0.0	0.0	0.0	0.0
VIE Revenues	(5.0)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total revenue	471.0	428.0	383.0	265.8	262.7	233.1	97.0	90.0	96.0	100.0	80.0	74.0	25.2	86.6	68.5	66.5	65.0	62.8
Losses and LAE	(10.0)	5.0	74.0	360.0	240.0	300.0	9.0	9.0	28.0	28.0	11.0	158.0	141.0	50.0	60.0	60.0	60.0	60.0
Amortization of DAC	61.0	65.0	49.0	38.0	40.0	40.0	12.0	12.0	12.0	13.0	8.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0
Interest expense	101.0	93.0	84.0	80.8	72.5	68.3	21.0	22.0	21.0	20.0	20.0	20.0	22.0	18.8	18.5	18.3	18.0	17.7
VIE interest expense	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
VIE operating expenses	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other operating expenses	126.0	116.0	118.0	104.0	68.0	52.0	30.0	24.0	26.0	38.0	28.0	29.0	26.0	21.0	18.0	18.0	16.0	16.0
Total losses and expenses	278.0	279.0	325.0	582.8	420.5	460.3	72.0	67.0	87.0	99.0	67.0	217.0	199.0	99.8	106.5	106.3	104.0	103.7
Pre-tax income	193.0	149.0	58.0	(317.0)	(157.8)	(227.3)	25.0	23.0	9.0	1.0	13.0	(143.0)	(173.8)	(13.1)	(38.1)	(39.8)	(39.0)	(41.0)
Income taxes (benefit)	9.0	62.0	28.0	(65.4)	(33.1)	(47.7)	9.0	8.0	4.0	7.0	4.0	(4.0)	(60.8)	(4.6)	(8.0)	(8.4)	(8.2)	(8.6)
Tax rate	*4.7%*	*41.6%*	*48.3%*	*20.6%*	*21.0%*	*21.0%*	*36.0%*	*34.8%*	*44.4%*	*700.0%*	*30.8%*	*2.8%*	*35.0%*	*35.0%*	*21.0%*	*21.0%*	*21.0%*	*21.0%*
Operating net income	184.0	87.0	30.0	(251.5)	(124.6)	(179.6)	16.0	15.0	5.0	(6.0)	9.0	(139.0)	(113.0)	(8.5)	(30.1)	(31.4)	(30.8)	(32.4)
PER SHARE DATA																		
GAAP EPS (calculated)	$2.97	$1.05	($2.56)	($12.74)	($2.59)	($3.47)	($0.58)	($0.20)	$0.23	($2.01)	($0.55)	($9.78)	($2.17)	($0.24)	($0.62)	($0.64)	($0.65)	($0.68)
Operating EPS	$0.97	$0.52	$0.22	($2.03)	($1.41)	($2.22)	$0.12	$0.11	$0.04	($0.05)	$0.07	($1.11)	($0.91)	($0.08)	($0.33)	($0.35)	($0.35)	($0.38)
Common dividend	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Book value (reported)	$20.47	$24.61	$23.87	$15.82	$13.87	$10.87	$26.42	$26.88	$26.95	$23.87	$24.73	$15.45	$13.88	$15.82	$15.37	$14.89	$14.40	$13.87
Adjusted book value	$24.87	$29.69	$31.88	$28.09	$28.68	$28.11	$31.74	$32.42	$32.39	$31.88	$33.69	$26.26	$24.81	$28.09	$28.67	$28.67	$28.68	$28.68
Average basic shares outstanding	188.4	164.1	133.0	121.9	88.2	81.1	135.8	132.7	131.6	131.9	131.4	125.7	123.0	107.5	90.9	89.1	87.3	85.6
Average diluted shares outstanding	190.6	164.8	133.1	121.9	88.2	81.1	135.8	132.7	132.0	131.9	131.4	125.7	123.0	107.5	90.9	89.1	87.3	85.6
--Share dilution	2.3	0.7	0.1	0.0	0.0	0.0	0.0	0.0	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
BALANCE SHEET																		
Investment portfolio:																		
Fixed maturity securities AFS	5,129.0	5,145.0	4,694.0	4,043.4	3,868.0	3,596.7	5,210.0	5,334.0	5,295.0	4,694.0	4,701.0	4,176.0	4,234.0	4,043.4	3,929.6	3,953.8	3,842.0	3,868.0
Investments at FV	207.0	177.0	146.0	139.0	39.0	(61.0)	164.0	68.0	73.0	146.0	150.0	154.0	164.0	139.0	114.0	89.0	64.0	39.0
Investments pledged as collateral (FV)	408.0	291.0	233.0	170.0	170.0	170.0	191.0	210.0	227.0	233.0	137.0	169.0	170.0	170.0	170.0	170.0	170.0	170.0
Short-term investments AFS	1,069.0	721.0	552.0	302.0	(298.0)	(898.0)	931.0	632.0	756.0	552.0	398.0	768.0	452.0	302.0	152.0	2.0	(148.0)	(298.0)
Other invested assets	17.0	16.0	8.0	6.0	6.0	6.0	10.0	10.0	9.0	8.0	6.0	5.0	6.0	6.0	6.0	6.0	6.0	6.0
Total investment portfolio	6,830.0	6,350.0	5,633.0	4,660.4	3,785.0	2,813.7	6,506.0	6,254.0	6,360.0	5,633.0	5,392.0	5,272.0	5,026.0	4,660.4	4,371.6	4,220.8	3,934.0	3,785.0
Cash and equivalents	729.0	464.0	163.0	116.0	116.0	116.0	285.0	568.0	191.0	163.0	112.0	143.0	116.0	116.0	116.0	116.0	116.0	116.0
VIE cash	53.0	58.0	24.0	20.0	20.0	20.0	47.0	37.0	25.0	24.0	40.0	21.0	20.0	20.0	20.0	20.0	20.0	20.0
Premiums receivable	875.0	792.0	409.0	382.0	382.0	382.0	747.0	716.0	707.0	409.0	408.0	384.0	382.0	382.0	382.0	382.0	382.0	382.0
DAC	217.0	168.0	118.0	86.0	46.0	6.0	158.0	147.0	137.0	118.0	112.0	104.0	96.0	86.0	76.0	66.0	56.0	46.0
Insurance loss recoverable	533.0	577.0	504.0	611.0	611.0	611.0	409.0	365.0	528.0	504.0	486.0	483.0	611.0	611.0	611.0	611.0	611.0	611.0
Deferred tax asset	1,028.0	951.0	970.0	0.0	0.0	0.0	939.0	966.0	963.0	970.0	1,019.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
VIE other assets	4,988.0	5,320.0	2,648.0	3,147.0	3,147.0	3,147.0	3,517.0	2,780.0	2,333.0	2,648.0	3,291.0	3,254.0	3,147.0	3,147.0	3,147.0	3,147.0	3,147.0	3,147.0
Other assets	1,031.0	175.0	668.0	146.0	146.0	146.0	143.0	231.0	543.0	668.0	157.0	106.0	146.0	146.0	146.0	146.0	146.0	146.0
Total assets	16,284.0	14,855.0	11,137.0	9,168.4	8,253.0	7,241.7	12,751.0	12,064.0	11,787.0	11,137.0	11,017.0	9,767.0	9,544.0	9,168.4	8,869.6	8,708.8	8,412.0	8,253.0
Unearned premium reserve	1,986.0	1,591.0	958.0	762.0	656.6	570.8	1,510.0	1,418.0	1,344.0	958.0	913.0	861.0	808.0	762.0	733.6	706.6	680.9	656.6
Loss and LAE reserve	506.0	516.0	541.0	858.0	782.0	644.0	525.0	546.0	513.0	541.0	559.0	714.0	818.0	858.0	770.0	820.0	732.0	782.0
Investment agreements	547.0	462.0	399.0	336.0	280.0	224.0	452.0	424.0	418.0	399.0	390.0	365.0	350.0	336.0	322.0	308.0	294.0	280.0
MTNs	1,201.0	1,016.0	895.0	888.0	848.0	808.0	1,048.0	991.0	932.0	895.0	830.0	876.0	898.0	888.0	878.0	868.0	858.0	848.0
Securities sold under agreements to repurchase	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Short-term debt	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Long-term debt	1,810.0	1,908.0	1,986.0	2,093.0	2,093.0	2,093.0	1,919.0	1,945.0	1,975.0	1,986.0	2,034.0	2,061.0	2,093.0	2,093.0	2,093.0	2,093.0	2,093.0	2,093.0
Deferred income taxes, net	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivative liabilities	437.0	314.0	299.0	284.0	284.0	284.0	358.0	378.0	383.0	299.0	313.0	293.0	284.0	284.0	284.0	284.0	284.0	284.0
FG VIE liabilities	4,804.0	5,096.0	2,241.0	2,262.0	1,902.0	1,542.0	3,130.0	2,393.0	2,323.0	2,241.0	2,517.0	2,466.0	2,352.0	2,262.0	2,172.0	2,082.0	1,992.0	1,902.0
Other liabilities	1,043.0	211.0	579.0	221.0	221.0	221.0	170.0	311.0	229.0	579.0	235.0	175.0	221.0	221.0	221.0	221.0	221.0	221.0
Total liabilities	12,334.0	11,114.0	7,898.0	7,704.0	7,066.6	6,386.8	9,112.0	8,406.0	8,117.0	7,898.0	7,791.0	7,811.0	7,824.0	7,704.0	7,473.6	7,382.6	7,154.9	7,066.6
Common stock and APIC	3,409.0	3,420.0	3,444.0	3,454.0	3,454.0	3,454.0	3,430.0	3,434.0	3,437.0	3,444.0	3,450.0	3,452.0	3,454.0	3,454.0	3,454.0	3,454.0	3,454.0	3,454.0
Retained earnings	2,858.0	3,038.0	2,700.0	1,106.2	878.1	596.6	2,960.0	2,933.0	2,965.0	2,700.0	2,628.0	1,399.0	1,132.0	1,106.2	1,050.3	993.0	936.3	878.1
Treasury stock	(2,359.0)	(2,668.0)	(2,789.0)	(3,122.7)	(3,172.7)	(3,222.7)	(2,768.0)	(2,779.0)	(2,779.0)	(2,789.0)	(2,833.0)	(2,868.0)	(2,893.0)	(3,122.7)	(3,135.2)	(3,147.7)	(3,160.2)	(3,172.7)
Common equity	3,908.0	3,790.0	3,355.0	1,437.5	1,159.4	827.9	3,622.0	3,588.0	3,623.0	3,355.0	3,245.0	1,983.0	1,693.0	1,437.5	1,369.0	1,299.3	1,230.1	1,159.4
Comprehensive gain/loss	21.0	(61.0)	(128.0)	15.0	15.0	15.0	5.0	58.0	35.0	(128.0)	(31.0)	(39.0)	15.0	15.0	15.0	15.0	15.0	15.0
MBIA stockholders equity	3,929.0	3,729.0	3,227.0	1,452.5	1,174.4	842.9	3,627.0	3,646.0	3,658.0	3,227.0	3,214.0	1,944.0	1,708.0	1,452.5	1,384.0	1,314.3	1,245.1	1,174.4
Preferred stock of subsidiary and NCI	21.0	12.0	12.0	12.0	12.0	12.0	12.0	12.0	12.0	12.0	12.0	12.0	12.0	12.0	12.0	12.0	12.0	12.0
Total stockholders equity	3,950.0	3,741.0	3,239.0	1,464.5	1,186.4	854.9	3,639.0	3,658.0	3,670.0	3,239.0	3,226.0	1,956.0	1,720.0	1,464.5	1,396.0	1,326.3	1,257.1	1,186.4

Source: Company reports and KBW Research.

Companies mentioned in this report:

Company Name	Ticker	Price	Rating
Assured Guaranty Ltd.	AGO	$36.44	Outperform

Priced as of February 1, 2018.

IMPORTANT DISCLOSURES

RESEARCH ANALYST CERTIFICATION

We, Bose George, Eric Hagen, and Thomas McJoynt, CPA, CFA, hereby certify that the views expressed in this research report accurately reflect our personal views about the subject company and its securities. We also certify that we have not been, and will not be receiving direct or indirect compensation in exchange for expressing the specific recommendation in this report.

Analysts' Compensation: The equity research analysts responsible for the preparation of this report receive compensation based upon various factors, including the quality and accuracy of research, client feedback, competitive factors, and overall firm revenues, which include revenues from, among other business units, Institutional Equities and Investment Banking.

COMPANY SPECIFIC DISCLOSURES

KBW or an affiliate expects to receive or intends to seek compensation for investment banking services from MBAI, Inc. and Assured Guaranty Ltd.in the next three months.

KBW or an affiliate currently makes a market and/or acts as a liquidity provider in MBAI, Inc. and Assured Guaranty Ltd. securities.

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KBW
KEEFE, BRUYETTE & WOODS
Specialists in Financial Services
A Stifel Company

MBAI, Inc. (MBI)

Target Price: $7.00

Risk Factors: Risks to our price target include worsening of fiscal conditions in Puerto Rico or defaults on other municipal exposures.

Rating and Price Target History:


Rating and Price Target History for: MBIA, Inc. (MBI) as of 02-01-2018


I:MP:$8.50 04/25/16
MP:$10.00 03/03/17
MP:$9.00 05/11/17
Closing Price
Price Target
Outperform (OP); Market Perform (MP); Underperform (UP); Restricted (RES); Suspended (SP); Not Rated (NR); Covered -Not Rated (CNR)

Assured Guaranty Ltd. (AGO)

Target Price: $47.00

Risk Factors: Risks to our price target include worsening of fiscal conditions in Puerto Rico, defaults on other municipal exposures, or a downgrade by one of the rating agencies.

Rating and Price Target History:

Rating and Price Target History for: Assured Guaranty Ltd. (AGO) as of 02-01-2018


OP:$32.00 03/02/15
OP:$35.00 05/13/15
OP:$39.00 11/04/16
MP:$42.00 02/27/17
I:OP:$47.00 12/19/17
Closing Price
Price Target
Outperform (OP); Market Perform (MP); Underperform (UP); Restricted (RES); Suspended (SP); Not Rated (NR); Covered -Not Rated (CNR)

Rating KEY: OP– Outperform, MP– Market Perform, U– Underperform, S– Suspended, RS– Restricted, CNR– Covered-Not Rated. Note: The boxes on the Rating and Price Target History Chart above indicate the date of Report/Note, the rating and price target. Each box represents a date on which an analyst made a change to a rating or price target.

KBW Distribution of Ratings / IB Services:

Rating	Count	Percent	*IB Serv. / Past 12 Mos. Count	*IB Serv. / Past 12 Mos. Percent
Outperform [BUY]	216	35.01	82	37.96
Market Perform [HOLD]	347	56.24	124	35.73
Underperform [SELL]	38	6.16	10	26.32
Restricted [RES]	0	0.00	0	0.00
Suspended [SP]	16	2.59	1	6.25
Covered -Not Rated [CNR]	2	0.32	0	0.00

Ratings Distribution as of February 1, 2018.

*KBW maintains separate research departments; however, the above chart, “Distribution of Ratings/IB Services,” reflects combined information related to the distribution of research ratings and the receipt of investment banking fees globally.

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Please refer to important disclosures and analyst certification information on pages 28–33 of this report.



A Stifel Company

GLOBAL DIRECTOR OF RESEARCH
Frederick Cannon, CFA
1 212 887 3887

Keefe, Bruyette & Woods, Inc.

BANKS

Michael Belmes, CFA	1 404 231 6542
Jacquelynne Bohlen, CFA	1 503 499 6281
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CAPITAL MARKETS

Pell Bermingham	1 212 887 8699
Ann Dai, CFA	1 212 887 3688
Robert Lee	1 212 887 7732
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INSURANCE

Christopher Campbell, CFA	1 443 224 1363
Ryan Krueger, CFA	1 860 722 5930
Meyer Shields, FCAS	1 443 224 1331
Arash Soleimani, CFA, CPA	1 443 224 1377
Anthony To	1 202 756 7767

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Bose George	1 212 887 3843
Eric Hagen	1 212 887 3834
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Maja Feenick	1 212 887 3675
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Michael Brown, CFA	1 212 887 3801
Frederick Cannon, CFA	1 212 887 3887
Brian Kleinhanzl	1 212 887 3699

OPTIONS STRATEGY

Brian Donlin, CFA	1 212 271 3698

QUANTITATIVE ANALYSIS

Melissa A. Roberts	1 212 887 3820

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Brian Gardner	1 202 756 7764
Michael Michaud	1 202 756 7762

Keefe, Bruyette & Woods Europe

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Boston, MA 02110
1 617 848 2777

Two James Center
1021 East Cary Street, Suite 1950
Richmond, VA 23219
1 804 643 4250

70 West Madison Street
Suite 2401
Chicago, IL 60602
1 312 423 8205



Equity Research
November 7, 2018

Financials

Mark Palmer
(212) 588-6582
mpalmer@btig.com

Giuliano Bologna
(212) 588-6583
gbologna@btig.com

MBIA, Inc.

Takeaways from 3Q18 Call Focused on Puerto Rico Debt Restructuring, Holdco's Bolstered Liquidity

After MBIA (MBI) yesterday after the market close posted a 3Q18 report that was largely uneventful, the company's management this morning hosted a conference call during which they offered their take on Puerto Rico's debt restructuring as well as the increase in liquidity at its holding company subsequent to the end of the quarter.

- Management said they believed the improving economic situation in Puerto Rico had made it possible for a deal to be reached on the restructuring of the COFINA sales tax bonds and made it more likely that additional deals would be achieved. They added that they were confident that the COFINA deal's plan of adjustment, which will be the subject of a hearing in January 2019, would be approved.
- Management also said that for a restructuring deal to be reached on the debt of the Puerto Rico Electric Power Authority (PREPA) the utility would need new management and an independent board given its history of mismanagement and political interference. They said the appointment of a receiver, which MBI is pursuing in the Title III bankruptcy court, would allow for the necessary changes to occur.
- **We are reiterating our Buy recommendation on MBI and our price target of $14** based on 0.60x the company's ABV per share of $26.80 as of September 30 adjusted for estimated losses of $3.67 per share related to the company's insured exposure to Puerto Rico's debt. (See our Puerto Rico loss estimates on page 3.)
- MBI disclosed in its 3Q18 report that subsequent to the end of 3Q18 its holdco received a $108mm "as of right" dividend from National Public Finance Guarantee Corp., its municipal bond insurance subsidiary, as well as $41mm in proceeds from the sale of MBIA Inc. bonds due 2025 and 2034 that were sold to National.
- **Valuation:** Our $14 price target is based on 0.60x on our estimate of the company's pro forma ABV of $26.80 adjusted for estimated losses of $3.67 per share related to the company's insured exposure to Puerto Rico's debt. Our new valuation reflects our assumption that MBI will now realize no tax benefit on its Puerto Rico-related losses.

MBI	**$10.41**
12 month target	$14.00
BUY	
52 week range	$6.71 - $11.42
Market Cap (m)	$917

Price Performance



MBI
SPX
12.56
11.26
9.95
8.64
7.34
6.03
($)
O-17
N-17
D-17
J-18
F-18
M-18
A-18
M-18
J-18
J-18
A-18
S-18
O-18

Source: IDC

Estimates

	1Q17 A	2Q17 A	3Q17 A	4Q17 A	FY17 A	1Q18 A	2Q18 A	3Q18 A	4Q18 E	FY18 E	FY19 E
Diluted EPS (Adj.)	0.07	(1.10)	(0.91)	(1.74)	(4.27)	(0.69)	(0.57)	(0.38)	0.01	(1.64)	0.13
Operating Income	9	(139)	(113)	(167)	(410)	(61)	(51)	(34)	1	(143)	10

Source: BTIG Estimates and Company Documents ($ in millions, except per share amount)

- Management said during this morning's call that as a result of those inflows the holdco's liquidity was approximately $500mm, which they said would be sufficient to cover the holdco's operating expenses and debt service through 2022.

- Management said that MBI's tax escrow account had a balance of $108mm as of September 30. While the release of those funds to the holdco still depends on National's 4Q18 net income print, management said that as of now they believed those funds would be released.

- National's insured portfolio continued to run off during 3Q18 as gross par outstanding declined by $3bn to $61bn. Management said the pace of the portfolio's future run-off was difficult to predict.

- Management noted that MBI had paid out $277mm in claims on its insured exposure to Puerto Rico's debt during the first three quarters of 2018, bringing the total amount of claims the company had paid on the island's debt to $689mm.



MBIA: Puerto Rico Insured Exposures and Loss Estimates

Discount rate	3.25%
Assumed tax rate	0%
Diluted shares outstanding	90.70
Estimated PV impairment per share	$7.42
Current reserves per share on National balance sheet for PR	$3.75
Net estimated reserve strengthening per share after reserve assumption per share	$3.67
Net after tax reserve per share	$3.67

Present value impairment of principal and interest (in $mm)	Assumed Impairment	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	Total	Total per share
Puerto Rico Electric Power Authority	0.0%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Puerto Rico Commonwealth GO	16.5%	-	24.5	34.5	12.3	2.8	2.0	7.3	6.7	6.2	5.7	5.2	0.5	0.4	0.4	0.4	0.3	-	-	-	-	-	-	-	-	-	-	-	-	-	109.4	1.21
Puerto Rico Commonwealth GO Public Buildings Authority	40.0%	-	9.1	3.8	8.6	3.3	9.1	11.9	11.0	10.1	9.3	8.6	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	84.8	0.93
Puerto Rico Highway and Transportation Authority Transportation Revenue (PRHTA)	40.0%	-	10.8	10.5	10.1	12.5	12.4	14.4	13.3	12.3	11.3	10.4	20.7	19.1	17.6	16.2	14.9	15.0	13.8	12.8	11.7	10.8	0.0	0.0	0.0	0.0	0.0	-	-	-	270.9	2.99
Puerto Rico Sales Tax Financing Corporation (COFINA)	7.0%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	15.7	14.5	13.4	12.3	11.3	22.1	21.4	20.8	131.4	1.45
Puerto Rico Highway and Transportation Authority Highway Revenue (PRHTA)	40.0%	-	6.1	5.9	1.3	0.7	1.4	2.5	2.3	2.1	1.9	1.8	1.0	0.9	0.8	0.8	0.7	0.1	0.1	0.1	0.1	0.1	-	-	-	-	-	-	-	-	30.6	0.34
University of Puerto Rico System Revenue	40.0%	0.2	2.8	2.5	2.4	2.4	3.9	3.2	3.0	2.7	2.5	2.3	1.8	1.6	1.5	1.4	1.3	-	-	-	-	-	-	-	-	-	-	-	-	-	35.5	0.39
Inter American University of Puerto Rico Inc.	40.0%	0.8	1.0	1.0	0.9	0.9	0.9	0.9	0.9	0.8	0.7	0.7	0.2	0.1	0.1	0.1	0.1	-	-	-	-	-	-	-	-	-	-	-	-	-	10.1	0.11
Total		1.0	54.4	58.1	35.8	22.5	29.8	40.2	37.1	34.3	31.5	28.9	24.1	22.2	20.5	18.9	17.3	15.1	13.9	12.8	11.8	10.8	15.7	14.5	13.4	12.3	11.3	22.1	21.4	20.8	672.7	7.42

Estimated amortization of principal and interest (in $mm)	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	Total
Puerto Rico Electric Power Authority	-	176.7	114.8	140.1	140.0	137.1	74.8	71.4	68.0	64.6	61.2	82.9	79.2	75.4	71.6	67.9	19.9	19.0	18.1	17.2	16.3	-	-	-	-	-	-	-	-	1,516.3
Puerto Rico Commonwealth GO	-	153.6	223.0	82.4	19.2	14.1	53.4	51.0	48.6	46.2	43.7	4.2	4.0	3.8	3.6	3.4	-	-	-	-	-	-	-	-	-	-	-	-	-	754.1
Puerto Rico Commonwealth GO Public Buildings Authority	-	23.6	10.1	23.8	9.3	26.7	36.0	34.3	32.7	31.1	29.4	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	256.9
Puerto Rico Highway and Transportation Authority Transportation Revenue (PRHTA)	-	27.8	27.9	27.8	35.5	36.5	43.7	41.7	39.7	37.7	35.7	73.5	70.2	66.9	63.5	60.2	62.4	59.5	56.7	53.9	51.0	0.2	0.2	0.2	0.2	0.2	-	-	-	973.0
Puerto Rico Sales Tax Financing Corporation (COFINA)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	438.3	418.4	398.5	378.5	358.6	725.9	725.9	725.9	4,170.1
Puerto Rico Highway and Transportation Authority Highway Revenue (PRHTA)	-	15.8	15.8	3.6	2.0	4.2	7.4	7.1	6.8	6.4	6.1	3.4	3.3	3.1	3.0	2.8	0.4	0.4	0.4	0.4	0.4	-	-	-	-	-	-	-	-	92.8
University of Puerto Rico System Revenue	0.5	7.2	6.7	6.7	6.7	11.6	9.7	9.3	8.8	8.4	7.9	6.3	6.0	5.7	5.4	5.1	-	-	-	-	-	-	-	-	-	-	-	-	-	111.9
Inter American University of Puerto Rico Inc.	2.0	2.6	2.6	2.6	2.6	2.6	2.8	2.7	2.6	2.4	2.3	0.6	0.5	0.5	0.5	0.5	-	-	-	-	-	-	-	-	-	-	-	-	-	30.2
Total	2.6	407.2	400.8	286.9	215.3	232.6	227.8	217.5	207.1	196.8	186.4	170.9	163.1	155.4	147.6	139.8	82.7	79.0	75.2	71.4	67.7	438.6	418.6	398.7	378.8	358.8	725.9	725.9	725.9	7,905.3

BTIG Estimates and Company Reports



Income Statement

MBIA Operating Model	Dec-14	Dec-15	Dec-16	Dec-17	Mar-18	Jun-18	Sep-18	Dec-18	Dec-18	Mar-19	Jun-19	Sep-19	Dec-19	Dec-19
($ Millions)	2014A	2015A	2016A	2017A	1Q18A	2Q18A	3Q18A	4Q18E	2018E	1Q19E	2Q19E	3Q19E	4Q19E	2019E
Total premiums earned	**397.0**	**372.0**	**300.0**	**201.0**	**40.0**	**36.0**	**62.0**	**30.6**	**170.9**	**27.5**	**26.1**	**24.8**	**23.5**	**101.9**
Net investment income	179.0	152.0	152.0	154.0	31.0	34.0	31.0	30.7	126.7	30.5	30.4	30.2	30.1	121.2
Fees and reimbursments	40.0	6.0	28.0	15.0	6.0	-	17.0	-	23.0	-	-	-	-	-
Realized gains (losses) and other settlements on insured derivatives	(444.0)	(28.0)	(40.0)	(51.0)	(19.0)	(25.0)	(5.0)	-	(49.0)	-	-	-	-	-
Unrealized losses on insured derivatives	903.0	157.0	21.0	-	14.0	18.0	4.0	-	36.0	-	-	-	-	-
Other than temporary impairments recognized in AOCI	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net change in fair value of insured derivatives	**459.0**	**129.0**	**(19.0)**	**(51.0)**	**(5.0)**	**(7.0)**	**(1.0)**	**-**	**(13.0)**	**-**	**-**	**-**	**-**	**-**
Net gains (losses) on financial instruments at fair value and FX	78.0	63.0	84.0	(24.0)	(9.0)	22.0	5.0	-	18.0	-	-	-	-	-
Investment losses related to other-than-temporary impairments	(99.0)	(9.0)	(1.0)	(101.0)	-	-	-	-	-	-	-	-	-	-
Other-than-temporary impairments recognized in AOCI	84.0	(5.0)	(2.0)	(5.0)	(1.0)	(1.0)	(1.0)	-	(3.0)	-	-	-	-	-
Net investment losses related to OTTI	**(15.0)**	**(14.0)**	**(3.0)**	**(106.0)**	**(1.0)**	**(1.0)**	**(1.0)**	**-**	**(3.0)**	**-**	**-**	**-**	**-**	**-**
Other net realized gains (losses)	26.0	17.0	(279.0)	60.0	(1.0)	(93.0)	(34.0)	-	(128.0)	-	-	-	-	-
Revenues of consolidated VIEs														
Net investment income	50.0	86.0	31.0	27.0	8.0	8.0	9.0	-	25.0	-	-	-	-	-
Net gains (losses) on financial instruments at fair value and FX	50.0	42.0	-	130.0	4.0	13.0	12.0	-	29.0	-	-	-	-	-
Net gains (losses) on extinguishment of debt	6.0	(1.0)	-	27.0	-	-	3.0	-	3.0	-	-	-	-	-
Total revenues	**1,270.0**	**852.0**	**294.0**	**433.0**	**73.0**	**12.0**	**103.0**	**61.3**	**251.6**	**58.0**	**56.5**	**55.0**	**53.6**	**223.1**
Losses and loss adjustments	133.0	123.0	220.0	683.0	72.0	59.0	46.0	5.8	182.8	2.9	2.7	2.6	2.5	10.7
Amortization of deferred acquisition costs	44.0	50.0	40.0	23.0	4.0	4.0	9.0	3.2	20.2	2.8	2.7	2.6	2.4	10.5
Operating	195.0	140.0	137.0	106.0	20.0	19.0	18.0	17.1	74.1	16.9	16.8	16.6	16.4	66.7
Interest	210.0	199.0	197.0	197.0	51.0	52.0	52.0	49.4	204.4	48.2	47.0	45.8	44.6	185.6
Expenses of consolidated VIEs														
Operating	8.0	13.9	14.0	10.0	2.0	3.0	3.0	2.9	10.9	2.9	2.8	2.7	2.6	11.0
Interest	39.0	39.0	25.0	75.0	20.0	21.0	22.0	20.0	83.0	19.0	19.0	19.0	19.0	76.0
Total expenses	**629.0**	**564.9**	**633.0**	**1,094.0**	**169.0**	**158.0**	**150.0**	**98.3**	**575.3**	**92.7**	**90.9**	**89.2**	**87.6**	**360.4**
Pre-tax income (loss)	**641.0**	**287.1**	**(339.0)**	**(661.0)**	**(96.0)**	**(146.0)**	**(47.0)**	**(37.0)**	**(323.7)**	**(34.7)**	**(34.5)**	**(34.2)**	**(34.0)**	**(137.3)**
Provision (benefit) for income taxes	72.0	109.0	-	944.0	2.0	-	-	-	2.0	-	-	-	-	-
Net income (loss)	**569.0**	**178.1**	**(339.0)**	**(1,605.0)**	**(98.0)**	**(146.0)**	**(47.0)**	**(37.0)**	**(325.7)**	**(34.7)**	**(34.5)**	**(34.2)**	**(34.0)**	**(137.3)**
Diluted EPS	**3.02**	**1.08**	**(2.55)**	**(16.71)**	**(1.11)**	**(1.64)**	**(0.53)**	**(0.43)**	**(3.74)**	**(0.41)**	**(0.42)**	**(0.43)**	**(0.44)**	**(1.78)**
Operating EPS	**0.98**	**0.51**	**0.23**	**(4.27)**	**(0.69)**	**(0.57)**	**(0.38)**	**0.01**	**(1.64)**	**0.03**	**0.03**	**0.03**	**0.03**	**0.13**
Diluted shares outstanding	188.27	165.66	133.11	96.04	88.13	89.13	89.49	86.99	86.99	84.49	81.99	79.49	76.99	76.99

Source: BTIG Estimates and Company Documents



BTIG Covered Companies Mentioned in this Report

MBIA, INC. (MBI, Buy, $14.00 PT; Current Price: $10.41; Analyst: Mark.Palmer)



Appendix: Analyst Certification and Other Important Disclosures

Analyst Certification

I, Mark Palmer, hereby certify that the views about the companies and securities discussed in this report are accurately expressed and that I have not received and will not receive direct or indirect compensation in exchange for expressing specific recommendations or views in this report.

I, Giuliano Bologna, hereby certify that the views about the companies and securities discussed in this report are accurately expressed and that I have not received and will not receive direct or indirect compensation in exchange for expressing specific recommendations or views in this report.

Regulatory Disclosures

Ratings Definitions

BTIG LLC's ("BTIG") ratings, effective June 12, 2017, are defined as follows:

BUY – A security which is expected to produce a positive total return of 15% or greater over the 12 months following the recommendation. The BUY rating may be maintained as long as it is deemed appropriate, notwithstanding price fluctuations that would cause the target to fall outside of the 15% return.

SELL – A security which is expected to produce a negative total return of 15% or greater over the next 12 months following the recommendation. The SELL rating may be maintained as long as it is deemed appropriate, notwithstanding price fluctuations that would cause the target to fall outside of the 15% return.

NEUTRAL – A security which is not expected to appreciate or depreciate meaningfully over the next 12 months.

NOT RATED – A security which is not rated or covered by BTIG.

UNDER REVIEW – Effective immediately, coverage of the following securities is Under Review. Ratings, price targets, disclosures, and estimates for the companies listed below are suspended and should no longer be relied upon.

Distribution of Ratings and Investment Banking Clients

BTIG must disclose in each research report the percentage of all securities rated by the member to which the member would assign a "buy", "neutral" or "sell" rating. The said ratings are updated on a quarterly basis. BTIG must also disclose the percentage of subject companies within each of these three categories for whom the member has provided investment banking services within the previous twelve months. **Stocks under coverage as of the end of the most recent calendar quarter (September 30, 2018): 298**

Distribution of BTIG's Research Recommendations (as of September 30, 2018):
BUY: 58.4%; NEUTRAL: 38.3%; SELL: 3.4%

Distribution of BTIG's Investment Banking Services (as of September 30, 2018):
BUY: 28.2%; NEUTRAL: 10.5%; SELL: 0.00%

For purposes of FINRA ratings distribution rules, BTIG's stock ratings of Buy, Neutral and Sell fall into Buy, Hold and Sell categories, respectively.

Company Valuation and Risk Disclosures

MBIA, Inc. (MBI, Buy, $14.00 PT)

Valuation: Our $14 price target is based on 0.60x on our estimate of the company's pro forma ABV of $26.80 adjusted for estimated losses of $3.67 per share related to the company's insured exposure to Puerto Rico's debt. Our new valuation reflects our assumption that MBI will now realize no tax benefit on its Puerto Rico-related losses.



Risks: The primary risks to our valuation include greater than expected losses with respect to insured exposure to Puerto Rico's debt. Increased losses on the broader insured municipal portfolio. The potential negative impact of a credit rating downgrade on the company's ability to write new business and regulatory risks.


MBIA, Inc. (MBI)
($)
12.64
11.77
10.91
10.05
9.18
8.32
7.45
6.59
5.72
4.86
B
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18

Note: Closing Price and Target Price have been adjusted for corporate actions.

Date	Closing Price ($)	Target Price ($)	Analyst	Rating
30-Jun-14	11.04	NA	Mark Palmer	Neutral
15-Aug-14	10.49	12	Mark Palmer	Buy
12-May-15	9.09	13	Mark Palmer	Buy
29-Jun-15	6.37	NA	Mark Palmer	Neutral
23-Jul-15	6.65	10	Mark Palmer	Buy
05-Nov-15	8.15	11	Mark Palmer	Buy
01-Mar-16	7.35	13	Mark Palmer	Buy
21-Jun-16	6.80	14	Mark Palmer	Buy
26-Jul-17	10.17	13	Mark Palmer	Buy
09-Aug-17	10.20	14	Mark Palmer	Buy

Company–Specific Regulatory Disclosures

BTIG LLC expects to receive or intends to seek compensation for investment banking services in the next 3 months from: MBIA, Inc. (MBI)

BTIG LLC has received compensation for investment banking services in the past 12 months from:
MBIA, Inc. (MBI)

BTIG LLC had an investment banking services client relationship during the past 12 months with:
MBIA, Inc. (MBI)

BTIG LLC makes a market in the shares of:
MBIA, Inc. (MBI)

Other Disclosures

Additional Information Available Upon Request



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Equity Research
November 8, 2018

Financials

Mark Palmer
(212) 588-6582
mpalmer@btig.com

Giuliano Bologna
(212) 588-6583
gbologna@btig.com

Assured Guaranty Ltd.

Flash Note: Value-Creation Formula Continues to Work in 3Q18 as Buybacks Drive ABV Higher

Assured Guaranty (AGO) today after the market close released a 3Q18 report featuring a 2% sequential increase in adjusted book value (ABV) per share to a new record thanks in large part to a healthy amount of share repurchases. Inasmuch as AGO shares are typically valued on ABV per share and generally trade on the day after an earnings release based on the direction of that metric, we expect the stock to trade nicely tomorrow.

- AGO during 3Q18 bought back $130mm in shares, then repurchased another $49mm in shares subsequent to the end of the quarter. The company through yesterday had bought back $429mm in stock during 2018, putting in on track to meet management's annual target of $500mm to $600mm in buybacks. Taking AGO's most recent batch of repurchases into account, the company has now bought back 48% of its stock since it began its repurchase program in 2013.

- Thanks in large part to those buybacks, AGO's ABV as of September 30 was $84.51. Based on today's closing price the stock trades at just 0.49x ABV.

- AGO during 3Q18 reported adjusted revenue of $274mm, outpacing the consensus estimate of $238mm. The company during the quarter posted adjusted operating earnings per share of $1.47, significantly exceeding the consensus estimate of $0.69 and our estimate of $0.87.

- AGO's economic loss development during 3Q18 was "de minimus" per management as a benefit of $40mm due to improved performance on the underlying collateral of insured U.S. residential mortgage-backed securities (RMBS) was offset by increased losses on certain insured exposures to Puerto Rico's debt.

- AGO's 3Q18 present value of new business production (PVP) of $52mm was up 21% versus the prior year period with the improvement driven mostly by non-U.S. production.

- AGO management will host a conference call tomorrow at 8am ET (877.281.1545). Our estimates are under review pending the call.

AGO	**$41.32**
12 month target	$52.00

BUY

52 week range	$33.01 - $42.72
Market Cap (m)	$4,615

Price Performance


AGO
SPX
46.99
43.53
40.08
36.62
33.16
29.70
($)
N-17
D-17
J-18
F-18
M-18
A-18
M-18
J-18
J-18
A-18
S-18
O-18
N-18

Source: IDC



BTIG Covered Companies Mentioned in this Report

ASSURED GUARANTY LTD. (AGO, Buy, $52.00 PT; Current Price: $41.32; Analyst: Mark.Palmer)



Appendix: Analyst Certification and Other Important Disclosures

Analyst Certification

I, Mark Palmer, hereby certify that the views about the companies and securities discussed in this report are accurately expressed and that I have not received and will not receive direct or indirect compensation in exchange for expressing specific recommendations or views in this report.

I, Giuliano Bologna, hereby certify that the views about the companies and securities discussed in this report are accurately expressed and that I have not received and will not receive direct or indirect compensation in exchange for expressing specific recommendations or views in this report.

Regulatory Disclosures

Ratings Definitions

BTIG LLC's ("BTIG") ratings, effective June 12, 2017, are defined as follows:

BUY – A security which is expected to produce a positive total return of 15% or greater over the 12 months following the recommendation. The BUY rating may be maintained as long as it is deemed appropriate, notwithstanding price fluctuations that would cause the target to fall outside of the 15% return.

SELL – A security which is expected to produce a negative total return of 15% or greater over the next 12 months following the recommendation. The SELL rating may be maintained as long as it is deemed appropriate, notwithstanding price fluctuations that would cause the target to fall outside of the 15% return.

NEUTRAL – A security which is not expected to appreciate or depreciate meaningfully over the next 12 months.

NOT RATED – A security which is not rated or covered by BTIG.

UNDER REVIEW – Effective immediately, coverage of the following securities is Under Review. Ratings, price targets, disclosures, and estimates for the companies listed below are suspended and should no longer be relied upon.

Distribution of Ratings and Investment Banking Clients

BTIG must disclose in each research report the percentage of all securities rated by the member to which the member would assign a "buy", "neutral" or "sell" rating. The said ratings are updated on a quarterly basis. BTIG must also disclose the percentage of subject companies within each of these three categories for whom the member has provided investment banking services within the previous twelve months. **Stocks under coverage as of the end of the most recent calendar quarter (September 30, 2018): 298**

Distribution of BTIG's Research Recommendations (as of September 30, 2018):
BUY: 58.4%; NEUTRAL: 38.3%; SELL: 3.4%

Distribution of BTIG's Investment Banking Services (as of September 30, 2018):
BUY: 28.2%; NEUTRAL: 10.5%; SELL: 0.00%

For purposes of FINRA ratings distribution rules, BTIG's stock ratings of Buy, Neutral and Sell fall into Buy, Hold and Sell categories, respectively.

Company Valuation and Risk Disclosures

Assured Guaranty Ltd. (AGO, Buy, $52.00 PT)

Valuation: Our $52 price target is based on 0.65x our YE18E adjusted book value (ABV) per share of $85.87, minus $5.20 per share representing the estimated impact of potential losses related to AGO's insured exposure to Puerto Rico's debt.

Risks: The primary risk to achieving our target price include ratings downgrade risks, credit risk related to municipal bond and structured product exposures, and exposures to troubled Puerto Rico credits.


Assured Guaranty Ltd. (AGO)
($)
49.92
46.57
43.23
39.89
36.55
33.20
29.86
26.52
23.17
19.83
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
B

Note: Closing Price and Target Price have been adjusted for corporate actions.

Date	Closing Price ($)	Target Price ($)	Analyst	Rating
08-Aug-13	21.91	37	Mark Palmer	Buy
07-Nov-14	24.53	39	Mark Palmer	Buy
25-Feb-15	26.37	40	Mark Palmer	Buy
07-May-15	26.11	41	Mark Palmer	Buy
29-Jun-15	23.76	NA	Mark Palmer	Neutral
08-Jul-15	24.49	34	Mark Palmer	Buy
05-Nov-15	28.49	35	Mark Palmer	Buy
04-Nov-16	31.80	37	Mark Palmer	Buy
22-Nov-16	34.84	41	Mark Palmer	Buy
23-Feb-17	41.48	49	Mark Palmer	Buy
03-Nov-17	37.29	50	Mark Palmer	Buy
22-Feb-18	37.19	51	Mark Palmer	Buy
02-Aug-18	38.77	52	Mark Palmer	Buy

Company–Specific Regulatory Disclosures

BTIG LLC expects to receive or intends to seek compensation for investment banking services in the next 3 months from: Assured Guaranty Ltd. (AGO)

BTIG LLC has received compensation for investment banking services in the past 12 months from: Assured Guaranty Ltd. (AGO)

BTIG LLC had an investment banking services client relationship during the past 12 months with: Assured Guaranty Ltd. (AGO)

Other Disclosures

Additional Information Available Upon Request

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MKM PARTNERS
Your Vision. Our Focus.

Harry Fong, Managing Director
(203) 355-3441 hfong@mkmpartners.com

Flash Note

November 12, 2018

Financials: Financial Guaranty

Bond Insurers Weak On President Trump's Comments

The shares of the financial guarantors are all down sharply today perhaps because of comments by President Trump over aid to Puerto Rico. We believe there is an overreaction to the comments as relief aid is approved by the U.S. Congress and cannot be rescinded. While the president may be able to affect additional aid, the funds already there or that will be there as part of the latest federal budget are substantial. More than $50 billion of federal funds have been sent or will be sent to Puerto Rico following the damage brought by Hurricane Maria.

The weakness in the shares do not make any sense to us as Puerto Rico's finances have been improving over the past months and are projected to continue to improve. In our view, it is not surprising that the government of Puerto Rico would like to get additional funds, but the funds there should enable Puerto Rico to begin the rebuilding process. In addition, the restructuring of its debt load is finally beginning to see progress and it should be able to return to the capital markets once completed.

We would take advantage of the weakness in the shares of Assured Guaranty (AGO, Buy, $39.37, $55 PT) and MBIA (MBI, Buy, $9.22, $15 PT) as Puerto Rico is now getting closer to resolving its most difficult debts, which should allow the insurers to pursue more shareholder value strategies. While we rate Ambac (AMBC, Neutral, $18.59, $20 FV) Neutral, our rating is not related to Ambac's Puerto Rican exposure. In fact, resolving COFINA rids Ambac of most of its Puerto Rican problem, in our view.

Headquarters: 300 First Stamford Place, 4th Floor East, Stamford, CT 06902
Member FINRA and SIPC. Additional Information on all of our research calls is available upon request.
See pages 2-4 for analyst certification and important disclosures.

Other Public Companies Mentioned:

Company Name	Ticker	Price	Rating	PT/FV
Assured Guaranty Ltd.	AGO	$41.56	Buy	55.00
Ambac Financial Group, Inc.	AMBC	$19.40	Neutral	20.00
MBIA, Inc.	MBI	$9.47	Buy	15.00


Rating and Price Target History for: Assured Guaranty Ltd. (AGO) as of 11-09-2018
11/16/15 B:$40
11/14/16 B:$45
01/11/17 B:$50
08/03/17 B:$55
50
45
40
35
30
25
20
2016
Q1
Q2
Q3
2017
Q1
Q2
Q3
2018
Q1
Q2
Q3
Power by: BlueMatrix


Rating and Price Target History for: Ambac Financial Group, Inc. (AMBC) as of 11-09-2018
08/10/16 N:$20
12/13/16 N:$27
12/19/16 S:$10
05/12/17 N:$17
07/24/17 N:$21
11/09/17 N:$16
06/29/18 N:$20
30
25
20
15
10
2016
Q1
Q2
Q3
2017
Q1
Q2
Q3
2018
Q1
Q2
Q3
Power by: BlueMatrix


Rating and Price Target History for: MBIA, Inc. (MBI) as of 11-09-2018
12/16/16 B:$15
12
11
10
9
8
7
6
5
2016
Q1
Q2
Q3
2017
Q1
Q2
Q3
2018
Q1
Q2
Q3
Power by: BlueMatrix

Valuation Methodology:

AGO: Our price target of $55 is based on a multiple of about 0.6x our 2019 ABV estimate of about $87.55 per share.

AMBC: Our fair value estimate of $20 is based on a multiple of about 0.7x our expected 2019 adjusted book value (ABV) of about $28.50.

MBI: Our price target of $15 is based on a multiple of about 0.6x our 2019 expected adjusted book value of about $26.80.

Risks:

AGO: There are always risks that the target price for any security will not be realized. In addition to general market and macroeconomic risks, for AGO, these risks include, among other things: Assured still has billions in exposure to troubled RMBS that could continue to erode and result in additional losses; Courts of law could change the rules around municipal bankruptcy; The Federal Government could change the current tax laws that allow for tax exemption of municipal securities; Low interest rates and benign credit spreads make it difficult to write new business; The market does not accept a new municipal only financial guaranty company without a Moody's rating (MAC); Puerto Rico results in substantial losses.

AMBC: There are always risks that the target price for any security will not be realized. In addition to general market and macroeconomic risks, for AMBC, these risks include, among other things: Ambac has to increase loss reserve estimates; The company never generates enough capital to pay off surplus notes; The company is never able to dividend to the holding company; The OCI changes the terms of the segregated account agreement in favor of policyholders; Ambac is unsuccessful it its quest to recover on representation and warranty related lawsuits; Puerto Rico results in substantial losses.

MBI: There are always risks that the target price for any security will not be realized. In addition to general market and macroeconomic risks, for MBI, these risks include, among other things: The deficit at Global Funding continues to widen and infringes on MBIA Inc; MBIA Corp fails to recover R&W damages from Credit Suisse; Remaining exposures at MBIA Corp suffer losses; Puerto Rico results in substantial losses.

Distribution of Ratings
MKM Partners, Equity Research

Rating	Count	Percent	Investment Banking Serv./Past 12 Mos. Count	Investment Banking Serv./Past 12 Mos. Percent
BUY [BUY]	61	64.21	0	0
HOLD [NEUTRAL]	33	34.74	0	0
SELL [SELL]	1	1.05	0	0

Explanation of MKM Partners Rating System

"Buy" Security is expected to appreciate 15% or more on an absolute basis in the next 12 months.

"Neutral" Security is not expected to significantly appreciate or depreciate in value in the next 12 months.

"Sell" Security is expected to depreciate 15% or more on an absolute basis in the next 12 months.

Analyst Certification

I, Harry Fong, certify that the views expressed in this research report about securities and issuers accurately reflect my personal views. I further certify that there has not been, is not, and will not be direct or indirect compensation from MKM Partners LLC or the subject company(ies) related to the specific recommendations or views in this report.

Company Specific Disclosures

MKM Partners has received compensation for products or services, other than investment banking services, from MBIA, Inc. within the past 12 months.

MKM Partners expects to receive compensation for non-investment banking services from MBIA, Inc. within the next 3 months.

MBIA, Inc. is, or within the last 12 months has been, a client of MKM Partners, and non-investment banking securities related services are being, or have been provided.

Important Disclosures

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